As filed with the Securities and Exchange Commission on May 11, 2004

Registration No. 333-112246 and, 333-112246-01 thru 18

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MORRIS PUBLISHING GROUP, LLC

MORRIS PUBLISHING FINANCE CO.

(Exact names of registrants as specified in their charters)

(FOR CO-REGISTRANTS, PLEASE SEE “TABLE OF CO-REGISTRANTS”

ON THE FOLLOWING PAGE)

Georgia	2711
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)

58-1445060

20-0183044

(I.R.S. Employer Identification Numbers)

725 Broad Street

Augusta, Georgia 30901

(706) 724-0851

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

William S. Morris IV

President and Chief Executive Officer

Morris Publishing Group, LLC

725 Broad Street

Augusta, Georgia 30901

(706) 724-0851

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark S. Burgreen, Esq.

Hull, Towill, Norman, Barrett & Salley, P.C.

801 Broad Street, 7th Floor

Augusta, Georgia 30901

(706) 722-4481

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Name of Additional Registration	State of Incorporation/ Formation	Primary Standard Industrial Classification Code	I.R.S. Employer Identification Number
Yankton Printing Company	South Dakota	2711	46-0208120
Broadcaster Press, Inc.	South Dakota	2711	46-0283275
The Sun Times, LLC	Georgia	2711	58-1445060
Homer News, LLC	Georgia	2711	58-1445060
Log Cabin Democrat, LLC	Georgia	2711	58-1445060
Athens Newspapers, LLC	Georgia	2711	58-1445060
Southeastern Newspapers Company, LLC	Georgia	2711	58-1445060
Stauffer Communications, Inc.	Delaware	2711	58-2450047
Florida Publishing Company	Florida	2711	58-2228216
Southwestern Newspapers Company, L.P.	Texas	2711	58-2361328
Fall Line Publishing, Inc.	Georgia	2711	58-1969520
The Blue Springs Examiner, LLC	Missouri	2711	58-1445060
The Examiner of Independence, LLC	Missouri	2711	58-1445060
The Newton Kansan, LLC	Kansas	2711	58-1445060
Oak Grove Shopper, LLC	Missouri	2711	58-1445060
The Oak Ridger, LLC	Tennessee	2711	58-1445060
MPG Allegan Property, LLC	Georgia	2711	58-1445060
MPG Holland Property, LLC	Georgia	2711	58-1445060

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion Dated May 10, 2004

Preliminary Prospectus

Morris Publishing Group, LLC Morris Publishing Finance Co.

OFFER TO EXCHANGE

ALL OUTSTANDING

Series A 7% Senior Subordinated Notes Due 2013

FOR

Series B 7% Senior Subordinated Notes Due 2013

OF

Morris Publishing Group, LLC and

Morris Publishing Finance Co.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME

ON [                     ], 2004, UNLESS EXTENDED

Morris Publishing Group, LLC and Morris Publishing Finance Co. hereby offer to exchange for their unregistered 7% Senior Subordinated Notes due 2013, of which $250.0 million aggregate principal amount were issued on August 7, 2003 and another $50.0 million aggregate principal amount were issued on September 24, 2003, an equal face amount of registered 7% Senior Subordinated Notes due 2013. The terms of the Series B registered notes, also referred to as exchange notes, are identical in all material respects to the Series A unregistered notes, also referred to as the original notes, except that the exchange notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the original notes generally do not apply to the exchange notes.

The exchange notes will mature on August 1, 2013. Interest on the exchange notes is payable semi-annually on February 1 and August 1 of each year.

The exchange notes will be our unsecured senior subordinated obligations and will be subordinated to all of our existing and future senior debt, rank equally with all of our existing and future senior subordinated debt and rank senior to all of our future subordinated debt. The exchange notes will be unconditionally guaranteed, on a senior subordinated basis, with joint and several liability, by each of our existing and future restricted subsidiaries other than the co-issuer Morris Publishing Finance Co.

Original notes may be tendered only in multiples of $1,000. All original notes that are validly tendered and not validly withdrawn will be exchanged. Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer. The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

The exchange of original notes for exchange notes will not be a taxable sale for U.S. federal income tax purposes.

See “ Risk factors” beginning on page 14 for a discussion of certain risks that you should consider before you tender your original notes.

The exchange notes will not be listed on any securities exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is [                     ], 2004.

i

Summary

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which this prospectus refers. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on an historical basis.

Overview

Morris Publishing is a private company beneficially owned by the William S. Morris III family as part of their Morris Communications group of companies. The Morris Publishing Group consists of 26 daily, ten non-daily, and 23 free community newspapers. Our primary sources of revenue are advertising, which accounted for 79.6% of our 2003 total operating revenues, and circulation, which accounted for 16.3% of our 2003 total operating revenues. We publish newspapers in the United States ranging from Texas to Michigan and Georgia to Alaska. In 2003 our newspapers had unaudited average daily and Sunday paid circulation aggregating 686,754 and 765,871, respectively. Our largest newspapers are The Florida Times-Union, Jacksonville, Florida, The Augusta Chronicle, Augusta, Georgia, The Topeka Capital-Journal, Topeka, Kansas, Savannah Morning News, Savannah, Georgia, Lubbock Avalanche-Journal, Lubbock, Texas, and Amarillo Globe-News, Amarillo, Texas.

We have historically been consistently profitable in varying economic climates, with generally stable operating results. Our total operating revenues for 2003 were $438.3 million and have ranged between $433.4 million and $455.4 million since 1999. Operating income was $79.6 million in 2003 and has ranged between $68.4 million and $88.3 million since 1999. Our operating margin was 18.2% in 2003 and has ranged between 15.6% and 20.4% since 1999.

Morris Publishing Group, LLC is a wholly-owned subsidiary of Morris Communications Company, LLC, a privately held media company. Morris Publishing Finance Co., a wholly-owned subsidiary of Morris Publishing Group, LLC, was incorporated in 2003 for the sole purpose of serving as a co-issuer of the notes in order to facilitate the offering. Morris Publishing Finance Co. does not have any operations or assets of any kind and will not have any revenues. Prospective investors in the exchange notes should not expect Morris Publishing Finance Co. to have the ability to service the interest and principal obligations on the exchange notes. Our principal executive offices are located at 725 Broad Street, Augusta, Georgia 30901, and our telephone number at that address is (706) 724-0851. Our parent company’s web site is located at http://www.morris.com. The information on our parent’s web site is not part of this prospectus.

In this prospectus, “Morris Publishing,” “we,” “us” and “our” refer to Morris Publishing Group, LLC and its subsidiaries, except in the section “Description of the exchange notes” and where the context otherwise excludes subsidiaries. “Morris Communications” refers to Morris Communications Company, LLC. Morris Publishing Group was formed in 2001 and assumed the operations of the newspaper business segment of our parent, Morris Communications. Discussions of Morris Publishing and our results of operations include the business as previously conducted by the Morris Communications newspaper business segment.

Operating Strategy

Our strategy to increase our revenues and cash flows is to grow our market share and operate efficiently. Towards this end, we are pursuing the following initiatives:

•	Being a leader in providing local information and advertising. We believe we are the trusted source of local news, information, and advertising in each of the communities we serve in both the print and online formats.

•	Increasing readership. We conduct extensive market research and strive to deliver the service and content each of our markets demand. Positioning ourselves as an essential part of our customers’ lives is particularly critical as we face increasing competition for their free time from other sources.

•	Growing advertising revenues. Through targeted market research we attempt to understand the needs of our advertisers so that we may develop programs to meet those specific needs. While our newspapers generally do not directly compete in their communities with other daily newspapers, competition for advertising comes from a variety of other sources.

•	Enhancing online initiatives. We have made a substantial commitment to enhancing our websites that complement all of our daily newspapers. Over the last four years, our newspapers have won 21 national Digital Edge awards from the Newspaper Association of America.

•	Centralizing operations to support multiple publications. We create synergies and cost savings by producing our weekly newspapers, free distribution shoppers and additional niche or regional publications using the facilities of our daily newspapers.

•	Focusing on cost control. We continue to focus on managing our operating costs by creating, beginning in 2002, a Shared Services Center and participating in a newsprint purchasing consortium.

•	Investing in strategic technologies. We continue to explore technologies that will enable us to more efficiently print, produce, and deliver our newspapers in addition to streamlining our back office operations.

Our operating strategy may not successfully increase revenues and cash flows, based upon a number of factors. For example, a decline in economic conditions, the effects of competition from newspapers or other forms of advertising, or a decrease in the price of local or national advertising could adversely impact our advertising revenues. Our circulation may be adversely effected by competition from other publications and other forms of media and a declining number of regular newspapers buyers. A decline in circulation could adversely impact both our circulation revenue and our advertising revenue, because advertising rates are dependent upon readership. Further, our efforts to control costs, especially newsprint costs, and to create operating synergies may not be as successful as we anticipate. For further discussion of these and other risks relating to our business and operating strategy, see “Risk factors” beginning on page 14.

Purpose

The purpose of this offering is to exchange the original notes (issued and sold on August 7 and September 24, 2003) for exchange notes. The original notes were not registered under the Securities Act of 1933. We and the initial purchasers of the original notes entered into registration rights agreements in which we agreed to file a registration statement with the SEC to exchange the original notes for exchange notes. We will not receive any cash proceeds from the issuance of these exchange notes and our indebtedness will not change as a result of this exchange. The proceeds of the initial issuance of $250.0 million of the original notes together with the proceeds of our new credit facility were used to repay our debt to Morris Communications, our parent company, and to fund our general corporate activities. The proceeds of the additional $50.0 million of the original notes were used to reduce existing indebtedness under the new revolving credit facility.

We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of original notes. We have agreed to pay the expenses of this exchange offer.

Strategic acquisitions

We may, from time to time, seek strategic or targeted investments, including newspaper acquisitions and dispositions and, in that regard, we periodically review newspaper and other acquisition candidates that we believe are underperforming in terms of operating cash flows, are in the same geographic region as one of our existing newspapers where we can achieve an efficient operating cluster of newspapers, or otherwise present us with strategic opportunities for growth. Morris Publishing currently has no present commitments with respect to any material acquisitions, dispositions or joint ventures.

History and corporate structure

Morris Publishing is a private company owned by the William S. Morris III family, as a part of their Morris Communications group of companies. In 1929, William S. Morris, Jr., the father of today’s chairman, became a bookkeeper at The Augusta Chronicle. In the 1940s William S. Morris, Jr. and another investor purchased The Augusta Chronicle. While Morris Communications’ principal business is newspaper publishing conducted by Morris Publishing, Morris Communications has other investments and operations including outdoor advertising, magazines and specialized publications, book publishing and distribution, radio broadcasting, visitor publications, event management and online services. The chart below is a summary of the organizational structure (with intermediate holding companies and lower tier subsidiaries eliminated):

Financing developments

On August 7, 2003, we issued $250.0 million aggregate principal amount of 7% senior subordinated notes due 2013. On September 24, 2003, we issued an additional $50.0 million aggregate principal amount of 7% senior subordinated notes due 2013. Collectively, these notes constitute a single series of Series A notes in an aggregate principal amount of $300.0 million, and are the original notes for which the registered exchange notes are offered in exchange pursuant to this exchange offer.

On August 7, 2003, we also entered into new senior secured credit facilities, consisting of a $225.0 million term loan facility and a $175.0 million revolving loan facility. The proceeds of the initial issuance of $250.0 million of the original notes together with the proceeds of our new credit facility, were used to (i) repay our debt to Morris Communications, which repaid its existing credit facilities, the proceeds of which were used in large part to fund our business, and (ii) to fund our general corporate activities, including working capital requirements and capital expenditures. The proceeds of the subsequent issuance of the additional $50.0 million of the original notes were used to reduce existing indebtedness (but not available borrowings) under the new revolving credit facility. At December 31, 2003, we had no outstanding balance on our $175.0 million revolving credit facility.

The exchange offer

In August and September, 2003, we completed two private offerings aggregating $300.0 million in aggregate principal amount of 7% senior subordinated notes due 2013. In connection with the offerings of those original notes, we entered into registration rights agreements with the initial purchasers of those original notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for those original notes. Below is a summary of the exchange offer.

Securities offered	$300,000,000 aggregate principal amount of 7% senior subordinated notes due 2013.

Exchange offer	We are offering to exchange an aggregate of $300,000,000 principal amount of exchange notes for an aggregate of $300,000,000 principal amount of original notes. The original notes may be exchanged only in multiples of $1,000.

Expiration date	This exchange offer will expire at 5:00 p.m., New York City time, on [ ], 2004, unless we extend the offer.

Procedures for tendering original notes	The procedures for exchanging original notes involve notifying the exchange agent before the expiration date of the exchange offer of your intention to do so. The procedures for properly providing notice are described on page 67 of this prospectus under the heading “The exchange offer — Exchange offer procedures — How to tender.”

In order to participate in the exchange offer, you will be required to make specified representations in a letter of transmittal, including that:

•      you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act of 1933;

•      you are not a broker-dealer who owns original notes acquired directly from us;

•      you will acquire the exchange notes in the ordinary course of business; and

•      you have not agreed with anyone to distribute the exchange notes.

If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you may represent to us that you have not agreed with us or our affiliates to distribute the exchange notes. If you make this representation, you must agree to deliver a prospectus in connection with any resale of the exchange notes and you need not make the last representation provided for above.

Guaranteed delivery procedures	If you wish to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program in the time and manner described in “The exchange offer—Exchange offer procedures—Guaranteed delivery procedures.”

Acceptance of original notes and delivery of exchange notes

We will accept any original notes that are properly tendered for exchange before 5:00 p.m., New York City time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

Exchange date	We will notify the exchange agent of the date of acceptance of the original notes for exchange.

Withdrawal rights	If you tender your original notes for exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., New York City time, on the day this exchange offer expires.

Effect on holders of original notes	Any original notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. After the expiration of this exchange offer, holders of original notes will not (with limited exceptions) have any further rights under the registration rights agreements. Any market for original notes that are not exchanged could be adversely affected by the completion of this exchange offer. See “Risk factors — The original notes are, and will continue to be, subject to restrictions on transfer, and the trading market, if any, for original notes may be adversely affected by completion of this exchange offer” on page 25.

Resale of the exchange notes	Based on the position of the staff of the Division of Corporation Finance of the SEC as stated in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes acquired in this exchange offer may be freely traded without compliance with the provisions of the Securities Act of 1933, as amended, that call for registration and delivery of a prospectus, except as described in the following paragraphs. See “Plan of distribution” on page 127.

Accrued interest on the original notes	Any interest that has accrued on an original note before its exchange in this exchange offer will be payable on the exchange note on the first interest payment date after the completion of this exchange offer. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes.

Tax consequences	The exchange of the original notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes. See “Material U.S. federal income tax considerations” on page 121.

Exchange agent	Wachovia Bank is serving as the exchange agent. Its address and telephone number are provided in this prospectus under the heading “The exchange offer — Exchange agent” on page 72.

Use of proceeds	We will not receive any cash proceeds from this exchange offer.

Please review the information in the section “The exchange offer” for more detailed information concerning the exchange offer.

Terms of the exchange notes

The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of the exchange notes.”

Issuers	Morris Publishing Group, LLC and Morris Publishing Finance Co.

Securities offered	$300,000,000 aggregate principal amount of 7% senior subordinated notes due 2013.

Maturity date	August 1, 2013.

Interest rate	7% per year.

Interest payment dates	February 1 and August 1 of each year, beginning on February 1, 2004.

Guarantees	Each of our existing and future restricted subsidiaries, other than the co-issuer Morris Publishing Finance Co., will jointly, severally and unconditionally guarantee the notes on a senior subordinated basis. All of our existing subsidiaries are restricted subsidiaries. We may designate a restricted subsidiary as an unrestricted subsidiary, and terminate its guarantee, under procedures set forth in the indenture, including compliance with the “Limitation on Restricted Payments” covenant.

Ranking	The exchange notes will be our unsecured senior subordinated obligations and will be subordinated to all of our existing and future senior debt, including secured indebtedness under our new credit facilities, rank equally with all of our existing and future senior subordinated debt and rank senior to all of our future subordinated debt.

The guarantees by our restricted subsidiaries will be subordinated to existing and future senior debt of such subsidiaries, including each such subsidiary’s guarantee of the indebtedness under our new credit facilities. The guarantees will rank equally with all of the guarantors’ existing and future senior subordinated debt, and rank senior to all of the guarantors’ future subordinated debt.

The notes will be effectively subordinated to all of our and our subsidiaries existing and future secured debt to the extent of the value of collateral securing each debt. The notes will be effectively subordinated to all existing and future liabilities, including trade payables, of any subsidiary that is not a guarantor. As of December 31, 2003, after giving effect to our new credit facilities and the sale of the notes and the application of the proceeds therefrom, the notes and the subsidiary guarantees would have been subordinated to $225.0 million of senior debt, not including $175.0 million of additional borrowing capacity we have available under our new credit facilities.

Optional redemption	We may redeem some or all of the notes at any time on or after August 1, 2008. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of certain public equity offerings on or before August 1, 2006. The redemption prices are described under “Description of the exchange notes — Redemption.”

Change of control and asset sales

If we experience specific kinds of changes of control or we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at the prices listed in “Description of the exchange notes — Redemption.” We may not have sufficient funds available at the time of any change of control, to effect the purchase.

Certain covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional debt and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• create certain liens;

• enter into transactions with affiliates;

• limit the ability of restricted subsidiaries to make payments to us;

• merge, consolidate or sell substantially all of our assets;

• issue preferred stock of a restricted subsidiary;

• sell certain assets; and

• enter into new lines of business.

These covenants are subject to important exceptions and qualifications, which are described under the heading ”Description of the exchange notes” in this prospectus.

Exchange offer; registration rights	Under registration rights agreements with the initial purchasers, we and the guarantors agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the notes for the exchange notes. If we are not able to effect the exchange offer, we will use our commercially reasonable efforts to file and cause to become effective a shelf registration statement relating to resales of the notes. We will be obligated to pay additional interest on the notes if we do not complete the exchange by May 3, 2004 or, if required, the shelf registration statement is not declared effective by May 3, 2004.

Risk factors. See “Risk factors” on page 14 of this prospectus for a discussion of certain factors that you should carefully consider before investing in the notes.

Summary historical financial data

The summary historical financial data of Morris Publishing set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto, and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The consolidated statement of income and other operating and financial information data for each of the years ended December 31, 2003, 2002 and 2001 and the consolidated balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus . We do not have audited financial statements for the years ended December 31, 2000 and 1999 and, therefore, the consolidated statement of income and other operating and financial information data for the years ended December 31, 2000 and 1999 and the consolidated balance sheet data as of December 31, 2000 and 1999 are derived from our unaudited consolidated financial statements. See “Risk factors.” Net cash flow information for 1999 is not available.

Morris Publishing was formed in late 2001 as part of a corporate reorganization of our parent, Morris Communications and, therefore, does not have a recent operating history as an independent company. Our historical consolidated financial statements contained in this prospectus reflect periods during which we did not operate as an independent company. See Note 1 to Notes to Consolidated Financial Statements.

The financial information we have included in this prospectus reflects the historical results of operations and cash flows of Morris Publishing with allocations made for corporate and other services provided to us by Morris Communications. Operating costs and expenses reflect our direct costs together with certain allocations by Morris Communications for corporate services, debt and other shared services that have been charged to us based on usage or other methodologies we believe are appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis and approximate all the material incremental costs we would have incurred had we been operating on a stand-alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what the costs of obtaining such services would have been.

	Years ended December 31,
(Dollars in thousands)	2003		2002(e)		2001(e)		2000(e)		1999(e)
			(As restated)		(As restated)		(As restated)		(As restated)
Consolidated statement of income data
Operating revenues:
Advertising	$348,736		$342,976		$341,947		$356,825		$341,733
Circulation	71,518		71,906		74,756		76,492		77,079
Other	18,093		18,480		20,781		22,098		25,079

Total operating revenues	438,347		433,362		437,484		455,415		443,891

Operating expenses:
Labor and employee benefits	172,221		162,540		163,097		161,189		153,364
Newsprint, ink and supplements	50,608		48,815		62,193		66,431		61,599
Other operating costs	115,408		110,059		106,219		113,029		108,369
Depreciation and amortization	20,535		23,627		37,563		37,439		36,035

Total operating expenses	358,772		345,041		369,072		378,088		359,367

Operating income	79,575		88,321		68,412		77,327		84,524

Other expense (income):
Interest expense, including amortization of debt issuance costs	26,088		25,056		33,424		45,230		37,737
Loss on extinguishment of debt	5,957		—		1,578		—		—
Other, net	(59)		187		285		(103)		(266)

Total other expenses	31,986		25,243		35,287		45,127		37,471

Income before income taxes and minority interest	47,589		63,078		33,125		32,200		47,053
Provision for income taxes	18,744		24,758		15,039		15,795		21,413
Minority interest, net	—		—		—		282		400

Net income	$28,845		$38,320		$18,086		$16,123		$25,240

Consolidated balance sheet data at period end
Total assets	$445,828		$437,287		$443,352		$455,466		$466,714
Goodwill and other intangibles	210,643		215,680		220,802		233,196		248,580
Total long-term debt and capital lease obligations	525,000		516,000		538,046		566,128		544,627
Member’s deficit	(170,758)		(153,909)		(163,913)		(189,431)		(171,699)

Other operating and financial information data
Earnings to fixed charges (a)	2.8	x	3.5	x	2.0	x	1.7	x	(b )
Pro forma earnings to fixed charges (c)	2.5	x	3.0	x	—		—		—
Operating margin (d)	18.2%		20.4%		15.6%		17.0%		19.0%
(a)	Earnings to fixed charges is defined as income before income taxes and minority interest plus fixed charges, divided by fixed charges. Fixed charges are interest expense including amortization of debt issuance costs, plus one-third of rent expense.

(b)	Not available.

(c)	Our interest expense would have increased by $4,669 and $6,742, respectively, for the years ended December 31, 2003 and December 31, 2002, assuming we had issued our $300.0 million of 7% Senior Subordinated Notes Due 2013 at the beginning of such periods. Pro forma earnings to fixed charges assumes issuance of said Notes at January 1, 2002.

(d)	Operating margin is operating income as a percentage of total operating revenues.

(e)	We restated our financial statements as of December 31, 2002 and 2001 and for the years then ended. See note 10 to the financial statements. The financial statements as of and for the years ended December 31, 2000 and 1999 also give effect to the restatement adjustments.

Risk factors

In deciding whether to participate in the exchange offer, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus.

Risks relating to our business and our industry

A decline in advertising revenue, our largest source of revenue, would adversely affect us.

A primary source of our revenue is advertising. For both 2002 and 2003, advertising revenues, which include retail, national and classified advertising revenues, constituted approximately 79% and 80%, respectively, of our total operating revenues. A reduction in demand for advertising could result from:

•	a general decline in economic conditions;

•	a decline in economic conditions in particular markets where we conduct business, and in particular the Jacksonville, Florida market where we derived approximately 26.2% of our revenues for the year ending December 31, 2003;

•	a decline in the circulation of our newspapers;

•	a decline in the popularity of our editorial content;

•	a change in the demographic makeup of the population where our newspapers are sold;

•	a decrease in the price of local and national advertising;

•	the activities of our competitors, including increased competition from other forms of advertising-based mediums, including local, regional and national newspapers, shoppers, radio and television broadcasters, cable television (national and local), direct mail and electronic media (including the internet); and

•	a decline in the amount spent on advertising in general.

Our revenues are cyclical and may decrease due to an economic downturn.

Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year tends to be the weakest quarter because advertising volume is then at its lowest level. The fourth quarter tends to be the strongest quarter as it includes holiday season advertising. As a result, our consolidated results may not be comparable from quarter to quarter.

Our advertising revenues, as well as those of the newspaper industry in general, may be cyclical and dependent upon general economic conditions. We cannot assure you that the demand for our services will continue at current levels. The newspaper industry in general, like other media, has suffered from the continued downturn in the national economy. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in classified advertising for employment, real estate and automobiles. Decreases in advertising revenues have historically corresponded with general economic downturns and regional and local recessionary conditions. While we believe that the geographic diversity of our operations mitigates, to some degree, the effects of regional and local economic downturns, a decline in the national economy generally may adversely affect our operating results.

A decline in circulation revenue would adversely affect us.

We also rely on circulation revenue, which is affected by, among other things, competition and consumer trends, including declining consumer spending on newspapers. Circulation is a significant source of our revenue. Circulation revenue and our ability to achieve price increases for our print products are affected by:

•	competition from other publications and other forms of media available in our various markets, including network, cable and satellite television, the internet and radio;

•	declining consumer spending on discretionary items like newspapers;

•	competing uses of free time; and

•	declining number of regular newspaper buyers.

Fluctuations in newsprint costs, or increases in labor or health care costs could adversely affect our financial results.

Newsprint, ink and supplements are the major components of our cost of raw materials. Newsprint, ink and supplements were 11.5%, 11.3% and 14.2% of our total operating revenues in 2003, 2002 and 2001, respectively. Historically newsprint prices have fluctuated substantially. Accordingly, our earnings are sensitive to changes in newsprint prices. We have no long-term supply contracts and we have not attempted to hedge fluctuations in the normal purchases of newsprint or enter into contracts with embedded derivatives for the purchase of newsprint. If the price of newsprint increases materially, our operating results could be adversely affected. In addition, substantial increases in labor or health care costs could also affect our operating results.

Competition could have a material adverse effect on us.

Revenue generation in the newspaper industry is dependent primarily upon the sale of advertising and paid circulation. Competition and pricing are largely based on readership, market penetration, quality and servicing the specialized needs of advertisers and readers. Currently, our daily newspapers generally do not directly compete in their respective communities with other daily newspapers covering local news. Competition for advertising and circulation, however, also comes from regional and national newspapers, radio and television broadcast, cable television (national and local), non-daily newspapers, direct mail, electronic media (including the internet) and other communications and advertising media that operate in our markets. Certain of our competitors are larger and have greater financial resources than we have. The extent and nature of such competition is, in large part, determined by the location and demographics of the market and the number of media alternatives in those markets. For more information on our competition and factors that could affect our competitive position, see “Business—Competition.”

We must constantly expand and develop new publications and services to compete for advertising dollars against competitors who may target the specific needs of advertisers.

In recent years, newspapers have faced competition for advertising dollars from publishers of specialized publications targeted to specific groups of readers. To meet this competition, our future success depends in part on our ability to continue offering new publications and services that successfully gain market acceptance by addressing the needs of specific audience groups within our target markets. The process of internally researching, developing, launching, gaining acceptance and establishing profitability for a new publication or service, is inherently risky and costly. We cannot assure you that our efforts to introduce new publications or services will be successful.

We are subject to legal proceedings that, if determined adversely to us, could adversely affect our financial results.

We are subject to legal proceedings that arise in the ordinary course of our business. We do not expect that the outcome of any pending legal proceedings will have a material adverse impact upon our business. However, the damages that may be claimed in these legal proceedings could be substantial, including claims for punitive or extraordinary damages. It is possible that, if the outcomes of these legal proceedings are not favorable to us, it could adversely affect our future financial results. In addition, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we are self-insured.

The interests of our parent, Morris Communications, and its ultimate owners, the Morris family, may be different than yours, and they may take actions that may be viewed as adversely affecting our business or the notes.

Morris Communications, its ultimate parent company, Shivers Trading & Operating Company, and the Morris family have interests in other businesses that may have conflicting business interests. Other subsidiaries of Morris Communications operate businesses that also derive revenue from advertising, including broadcast radio stations, outdoor advertising, magazines, book publishing and specialized publications. These other subsidiaries may compete with us for advertising revenues. Because the Morris family’s interests as an equity holder may conflict with the interests of holders of the notes, Morris Communications may cause us to take actions that, in their judgment, could enhance their equity investment, even though such actions might involve risks to you as a holder of the notes.

There can be no assurance that Morris Communications or the Morris family will exercise control in our best interests as opposed to their own best interests.

The Morris family, including William S. Morris III, our chairman, and his son, William S. Morris IV, our president and chief executive officer, beneficially own all of the equity interests in Morris Communications, our parent company, through their ownership of the stock of Shivers Trading & Operating Company. By virtue of such equity ownership, the Morris family has the sole power to:

•	elect the entire board of directors of Shivers Trading & Operating Company, Morris Communications and each of their subsidiaries, including us;

•	control all of our management and policies, including as to the making of payments to Morris family members or other affiliates, whether by way of dividend, stock repurchase, compensation or otherwise or the entering into other transactions with Morris Communications, its subsidiaries or other affiliates, or other transactions that could result in a change of control of Morris Communications or Morris Publishing; and

•	determine the outcome of any corporate matter or transaction, including mergers, joint ventures, consolidations and asset sales, equity issuances or debt incurrences.

We have no independent directors and no independent audit committee to review the actions of management or the Morris family.

Currently five of the six directors on the boards of directors of Shivers Trading & Operating Company, Morris Communications and each of their subsidiaries (including our board) are members of the Morris family and the sixth is Craig S. Mitchell who is also the Senior Vice President – Finance, Secretary and Treasurer of Shivers Trading & Operating Company, Morris Communications and each of their subsidiaries. Mr. Mitchell serves at the pleasure of the Morris family. None of these boards has a separate audit committee and will not necessarily have as a member a “financial expert” as defined under the rules of the Commission as a result of the Sarbanes-Oxley Act of 2002. We have been advised that the Morris family does not plan to appoint any non-family members to any such boards, other than the current single existing non-family member director, or any “independent” directors. No member of any such board of directors has been elected, or is anticipated to be elected, to represent the interests of the holders of the notes.

In addition, as private companies, Shivers Trading & Operating Company, Morris Communications and its subsidiaries, including Morris Publishing, have not been required to comply with the corporate governance or other provisions of the Sarbanes-Oxley Act or any of the corporate governance or other rules and regulations of any stock exchange or national stock quotation system. Morris Publishing will become subject to certain provisions of the Sarbanes-Oxley Act when this exchange offer is completed, but those provisions will not require Morris Publishing to have independent directors or an audit committee.

We depend upon the Morris family for management, leadership and general policy-making.

The unavailability for any reason of the managerial services presently provided by the Morris family (particularly our chairman William S. Morris III and our chief executive officer William S. Morris IV) to Morris Publishing, could be disruptive to our business for some period of time. While we have been advised that the Morris family has no intention to engage in a transaction that would lead to a change of control of Shivers Trading & Operating Company, Morris Communications or Morris Publishing, no assurances can be given that future events or other circumstances may arise that would lead to a possible change of control.

Various entities which are affiliated with Morris Communications and the Morris family have engaged, and may in the future engage, in transactions with us some of which may be viewed, from the perspective of a holder of the notes, as disadvantageous to us or an inappropriate use of our resources.

These transactions may not necessarily be consummated on an arm’s-length basis and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties. See “Certain relationships and related transactions” for a description of such transactions, including the following:

•	We are managed by Morris Communications pursuant to a management agreement and also participate in its Shared Services Center operated by its subsidiary, MStar Solutions, LLC.

•

In addition to the management services, we may share other facilities and costs with Morris Communications and its other subsidiaries. Shared costs may include joint promotions or the use of facilities, equipment, supplies or employees of one division for the benefit of an affiliate and the costs will be allocated among the various entities by Morris Communications.

•	Rental arrangements with a company controlled by Morris family members for the use of our Savannah, Georgia newspaper operation.

•	In the ordinary course of our business, we may sell or purchase goods and services from our affiliates, such as radio or outdoor advertising and promotions, space in hotels owned by affiliates, or farm products from farms owned by affiliates, on terms that we determine to be comparable to transactions with unrelated third parties.

•	We may provide loans to Morris Communications or its subsidiaries. Any such loans may utilize borrowing capacity under our new credit facilities that may otherwise have been available for our business purposes. It is expected that the principal external source of liquidity for Morris Communications and its other subsidiaries will be loans by or distributions from Morris Publishing.

•	We are a single member limited liability company that is disregarded for federal income tax purposes and we are part of the consolidated tax return of our ultimate parent corporation and its subsidiaries. We participate in a tax sharing agreement with our affiliates whereby we are required to pay to Morris Communications an amount equal to the taxes we would have been required to pay as if we were a separate taxable corporation. We may become jointly and severally liable for all income tax liability of the group in the event other subsidiaries are unable to pay the taxes attributable to their operations.

Because of the FCC’s cross-ownership limitations and Morris Communications’ ownership of radio stations, we may not be able to make acquisitions that would be favorable, or we may be required to dispose of existing newspapers.

Rules of the Federal Communications Commission, or FCC, limit the cross-ownership of a broadcast radio station and a newspaper in the same market. Morris Communications owns other subsidiaries which own radio broadcast licenses that are subject to regulation by the FCC. These subsidiaries currently hold, under waivers granted by the FCC, radio broadcast licenses in two of Morris Publishing’s newspaper markets: Amarillo, Texas and Topeka, Kansas. A subsidiary of Morris Communications has also received from the FCC a twelve month waiver to hold a radio broadcast license for a station it expects to acquire with a service contour that includes Newton, Kansas, which is also one of our newspaper markets. The FCC recently adopted ownership rules that would permit cross-ownership of a broadcast radio station and a newspaper in the same market in many instances, but these rules have been challenged in the U.S. Court of Appeals for the Third Circuit, which has stayed the rules’ effective date pending outcome of the litigation. Should the new rules become effective, we believe that the radio broadcast licenses held for these locations will be able to continue to be held without waivers. If, however, the court challenge seeking to overturn the rules is successful, or if Congress were to overturn the new ownership rules or to impose new limitations on newspaper-broadcast cross-ownership, Morris Communications and Morris Publishing might need to divest either their radio broadcast licenses for these markets or their newspaper interests in these markets. Further, FCC cross-ownership rules may have the effect of preventing us from pursuing or consummating a newspaper acquisition that our management would have otherwise pursued in markets in which Morris Communications owns radio stations.

If we fail to implement our business strategy, our business will be adversely affected.

Our future financial performance and success are dependent in large part upon our ability to successfully implement our business strategy. We cannot assure you that we will be able to successfully implement our business strategy or be able to improve our operating results. In particular, we cannot assure you that we will be able to maintain circulation of our publications, obtain new sources of advertising revenues, generate additional revenues by building on the brand names of our publications or raise the cover prices of our publications without causing a decline in circulation.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, general economic conditions, legal developments or increased operating costs or expenses. In particular, there has been a recent trend of increased consolidation among major retailers, including as a result of bankruptcies of certain retailers. This trend may adversely affect our results of operations by reducing the number of advertisers using our products and increasing the purchasing power of the consolidated retailers, thereby leading to a decline in our advertising revenues. Any failure by us to successfully implement our business strategy may adversely affect our ability to service our indebtedness, including our ability to make principal and interest payments on the notes. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Consolidation in the markets in which we operate could place us at a competitive disadvantage.

Recently, some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new business models and strategies. Should the revised ownership rules adopted by the FCC withstand court and Congressional challenges, they will increase the potential of consolidation for our sector. We cannot predict with certainty the extent to which these types of business combinations may occur or the impact that they may have. These combinations could potentially place us at a competitive disadvantage with respect to negotiations, sales, resources and our ability to develop and to take advantage of new media technologies.

We may pursue acquisitions, but we may not be able to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions and we may enter into joint ventures.

We may pursue growth in part through the acquisition of additional newspapers or certain other businesses and assets and we may enter into joint ventures. This strategy is subject to numerous risks, including:

•	an inability to obtain sufficient financing to complete our acquisitions;

•	increases in purchase prices for newspaper assets due to increased competition for acquisition opportunities;

•	an inability to negotiate definitive purchase agreements on satisfactory terms;

•	difficulty in obtaining regulatory approval;

•	difficulty in integrating the operations, systems and management of acquired assets and absorbing the increased demands on our administrative, operational and financial resources;

•	the diversion of our management’s attention from their other responsibilities;

•	the loss of key employees following completion of our acquisitions;

•	the failure to realize the intended benefits of our acquisitions;

•	our being subject to unknown liabilities; and

•	participation in joint ventures may limit our access to the cash flow of assets contributed to the joint venture.

Our inability to effectively address these risks could force us to revise our business plan, incur unanticipated expenses or forego additional opportunities for expansion.

The financial data presented in this prospectus for the year ended December 31, 1999 have not been audited and you will not be able to recover damages from an auditor under Section 11 of the Securities Act of 1933 for any untrue statements of material facts or omissions to state a material fact, if any, contained in audited financial statements.

We have not obtained audits of our business for the years ended December 31, 2000 and 1999. The unaudited financial information for the years ended December 31, 2000 and 1999 are based upon the financial records of the Morris Communications newspaper business segment and reflect certain adjustments and allocations that our management believes are reasonable. However, the financial data provided for the years ended December 31, 2000 and 1999 have not been subjected to the independent testing and procedures of an auditor designed to provide assurances of their accuracy and comparability to subsequent audited years.

We are subject to extensive environmental regulations.

We are subject to a variety of environmental laws and regulations concerning, among other things, emissions to the air, waste water and storm water discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future requirements could result in material liability to us. Some environmental laws impose strict, and under certain circumstances joint and several, liability for costs of remediation of soil and groundwater contamination at our facilities or those where our wastes have been disposed. Our current and former properties may have had historic uses which may require investigation or remedial measures. We believe we are in substantial compliance with all applicable environmental requirements. However, we cannot guarantee that material costs and/or liabilities will not occur in the future including those which may arise from discovery of currently unknown conditions.

The new FTC Do Not Call rule will adversely effect our ability to sell newspaper subscriptions by telephone marketing.

We utilize telephone direct marketing efforts to maintain and increase our newspaper circulation. This has accounted for an estimated 30% of our new starts in subscriptions. Pursuant to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Federal Trade Commission, or FTC, has issued the Telemarketing Sales Rule prohibiting a telemarketer from calling persons who have registered on the recently-created National Do Not Call Registry. As of October, 2003 the FTC, the Federal Communications Commission and state law enforcement officials may enforce violations. Once consumers register online or by telephone with the registry, most telemarketers, generally other than those calling to solicit political or charitable contributions, will be required to remove telephone numbers on the registry from their call lists. Persons who have registered by August 31, 2003 must be removed from telemarketer lists by October 1, 2003 and covered telemarketers may not call persons who register after September 1, 2003 within three months of the date of registration. Thus, the issuance of the Telemarketing Sales Rule will limit our ability to engage in telephone marketing efforts.

Risks relating to the notes

Our substantial indebtedness could adversely affect our business and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness. As of December 31, 2003, we had $525.0 million of debt outstanding, consisting of approximately $225.0 million of senior debt and $300.0 million of senior subordinated notes. In addition, the indenture governing the notes and our new credit facilities allow us to incur substantial additional indebtedness in the future. As of December 31, 2003, we had $175.0 million available to borrow under our new credit facilities. Our substantial indebtedness may have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	limiting cash flow available to fund our working capital, capital expenditures, potential acquisitions or other general corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, potential acquisitions or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness; and

•	making it more difficult for us to comply with financial covenants in our new credit facilities.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations.

Our ability to generate cash flow from operations to make principal and interest payments on our debt, including the notes, will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions, the reallocation of advertising expenditures to other available media and a decline in the amount spent on advertising in general. If our operations do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to seek additional capital to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or reducing or delaying capital investments and acquisitions. We cannot assure you that such additional capital or alternative financing will be available on favorable terms, if at all. Our inability to generate sufficient cash flow from operations or obtain additional capital or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Restrictions in our debt agreements reduce our operating flexibility and contain covenants and restrictions that create the potential for defaults.

The terms of our new credit facilities and the indenture relating to the notes restrict, among other things, our ability to:

•	incur or repay debt;

•	dispose of assets;

•	create liens;

•	make investments;

•	enter into affiliate transactions; and

•	pay dividends.

Under our new credit facilities we are required to maintain specified financial ratios and levels including:

•	a minimum interest coverage ratio;

•	a minimum fixed charges coverage ratio; and

•	a maximum cash flow ratio.

If we fail to comply with any of these tests, the lenders have the right to cause all amounts outstanding under our new credit facilities to become immediately due. If this were to occur, and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us and could lead to an event of default under the indenture governing the notes. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less than the full amount you would be otherwise entitled to receive on the notes. Any of these events could have a material adverse effect on our business, financial condition and results of operations. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Since our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future. See “Description of other indebtedness” and “Description of the exchange notes” for additional information.

Your right to receive payments on the notes is junior to our existing senior indebtedness and the existing senior indebtedness of the subsidiary guarantors and possibly all of our and their future indebtedness and our new credit facility will have the benefit of guarantees by Morris Communication and certain of its subsidiaries.

The notes and the subsidiary guarantees will be subordinated in right of payment to the prior payment in full of our and the subsidiary guarantors’ respective current and future senior indebtedness, including our and their obligations under our new credit facilities. As of December 31, 2003, the notes were subordinated to approximately $225.0 million of senior indebtedness, not including $175.0 million of senior debt that is available for borrowing under our new credit facilities. As a result of the subordination provisions of the notes, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets or the assets of the applicable subsidiary guarantor would be available to pay obligations under the notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable subsidiary guarantor. Sufficient assets may not remain after all of these payments have been made to make any payments on the notes and our other senior subordinated obligations, including payments of interest when due. In addition, all payments on the notes and the subsidiary guarantees will be prohibited in the event of a payment default on our new revolving credit facilities, and may be prohibited in any future senior indebtedness.

All obligations under the senior credit facilities are guaranteed by Morris Communications and certain of its subsidiaries, and such guarantees are secured with substantially all of their assets.

The notes and the subsidiary guarantees are effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness and all indebtedness of our non-guarantor subsidiaries.

The notes will not be secured. The lenders under our new credit facilities are secured by liens on substantially all of our and our subsidiaries’ assets and by a pledge of the stock of all of the subsidiary guarantors. If we, Morris Communications or any of the subsidiary guarantors declare bankruptcy, liquidate or dissolve, or if payment under the new credit facilities or any of our other secured indebtedness is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the notes. As a result, the notes are effectively subordinated to our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing that indebtedness, and the holders of the notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of December 31, 2003, we had $225.0 million of secured indebtedness outstanding, not including $175.0 million of additional secured indebtedness that would have been available for borrowing under our new credit facilities.

Some of our future subsidiaries may not be guarantors on the notes and some of our existing subsidiaries may be released from their guarantees upon becoming an unrestricted subsidiary in the manner provided in the indenture. Payments on the notes will only be required to be made by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries which do not guarantee the notes. The notes will be structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes. In the event of a bankruptcy, liquidation or dissolution of any non-guarantor subsidiary, holders of its indebtedness, its trade creditors and holders of its preferred equity will generally be entitled to payment on their claims from assets of that subsidiary before any assets are made available for distribution to us. However, under some circumstances, the terms of the notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness. Initially, we will have no non-guarantor subsidiaries.

We may not be able to purchase the notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facilities would not allow such repurchase.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes by our subsidiaries and require the holders of the notes to return payments received from the subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of the subsidiary guarantor or the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we and each subsidiary guarantor believe that, after giving effect to the indebtedness incurred in connection with this offering, no subsidiary guarantor will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

An active trading market may not develop for the exchange notes.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The initial purchasers have informed us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for high yield securities;

•	our financial performance or prospects; and

•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

The original notes are, and will continue to be, subject to restrictions on transfer, and the trading market, if any, for original notes may be adversely affected by completion of this exchange offer.

The original notes have not been registered under the Securities Act of 1933 or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933 and any other applicable securities laws, or pursuant to an exemption from those laws or in a transaction not subject to those laws. We do not intend to register under the Securities Act of 1933 the original notes that remain outstanding after completion of this exchange offer, and agreed to do so only in the event that original notes are not eligible for exchange in the exchange offer. We are not aware of any reason that original notes would not be eligible for exchange. Original notes that remain outstanding after the completion of this exchange offer will continue to bear a legend reflecting those restrictions on transfer, and holders of those original notes will not be entitled to any rights to have those original notes registered under the Securities Act of 1933 or to any similar rights under the registration rights agreements (subject to the limited exception noted above). To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for remaining original notes may be adversely affected.

Disclosure regarding forward-looking statements

This prospectus contains forward-looking statements. These are statements that relate to future periods and include statements regarding our anticipated performance. You may find discussions containing such forward-looking statements in “Management’s discussion and analysis of financial condition and results of operations,” in our vision statement on the inside front cover, and within this prospectus generally.

Generally, the words “anticipates”, “believes”, “expects”, “intends”, “estimates”, “projects”, “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are disclosed under “Risk factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that these statements will be realized. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ. Important factors that could cause our actual results to differ materially from our expectations include, without limitation:

•	delay in any economic recovery or the recovery not being as robust as might otherwise have been anticipated;

•	increases in financing, labor, health care and/or other costs, including costs of raw materials, such as newsprint;

•	general economic or business conditions, either nationally, regionally or in the individual markets in which we conduct business (and, in particular, the Jacksonville, Florida market), may deteriorate and have an adverse impact on our advertising or circulation revenues or on our business strategy; and

•	other risks and uncertainties, including those listed under the caption “Risk factors.”

Use of proceeds

This exchange offer is intended to satisfy some of our obligations under the registration rights agreements. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In exchange for issuing the exchange notes as described in this prospectus, we will receive an equal principal amount of original notes, which will be canceled. Accordingly, issuance of the exchange notes will not result in any increase or decrease in the amount of our indebtedness. We have agreed to pay the expenses of the exchange offer.

The proceeds of the initial issuance of $250.0 million of the original notes together with the proceeds of our new credit facility, were used to (i) repay our debt to Morris Communications, which repaid its existing credit facilities, the proceeds of which were used in large part to fund our business, and (ii) to fund our general corporate activities, including working capital requirements and capital expenditures. The proceeds of the subsequent issuance of the additional $50.0 million of the original notes were used to reduce existing indebtedness (but not available borrowings) under the new revolving credit facility. We use our revolving credit facility to fund our general corporate activities including future acquisitions, working capital requirements, capital expenditures and loans to affiliates.

Capitalization

The following table sets forth the capitalization of Morris Publishing as of December 31, 2003 and the capitalization as of such date as adjusted to reflect the consummation of the exchange offer. This table should be read in conjunction with our consolidated financial statements and the notes thereto included in this prospectus. See “Use of proceeds.”

December 31, 2003

(Dollars in millions)	Actual and as adjusted

New revolving credit facilities	—
New term loan	225.0

Total senior debt	225.0
7% senior subordinated notes due 2013	300.0

Total debt	$525.0

Member’s deficit	(170.8)

Total capitalization	$354.2

Selected historical financial data

The selected historical financial data of Morris Publishing set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto, and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The consolidated statement of income and other operating and financial information data for each of the years ended December 31, 2003, 2002 and 2001 and the consolidated balance sheet data as of December 31, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We do not have audited financial statements for the years ended December 31, 2000 and 1999 and, therefore, the consolidated statement of income and other operating and financial information data for the years ended December 31, 2000 and 1999 and the consolidated balance sheet data as of December 31, 2000 and 1999 are derived from our unaudited consolidated financial statements. See “Risk factors.” Net cash flow information for 1999 is not available.

Morris Publishing was formed in late 2001 as part of a corporate reorganization of our parent, Morris Communications and, therefore, does not have a recent operating history as an independent company. Our historical consolidated financial statements contained in this prospectus reflect periods during which we did not operate as an independent company. See Note 1 to Notes to Consolidated Financial Statements.

The financial information we have included in this prospectus reflects the historical results of operations and cash flows of Morris Publishing with allocations made for corporate and other services provided to us by Morris Communications. Operating costs and expenses reflect our direct costs together with certain allocations by Morris Communications for corporate services, debt and other shared services that have been charged to us based on usage or other methodologies we believe are appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis and approximate all the material incremental costs we would have incurred had we been operating on a stand-alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what the costs of obtaining such services would have been.

	Years ended December 31,
(Dollars in thousands)	2003		2002(e)		2001(e)		2000(e)		1999(e)
			(As restated)		(As restated)		(As restated)		(As restated)
Consolidated statement of income data
Operating revenues:
Advertising	$348,736		$342,976		$341,947		$356,825		$341,733
Circulation	71,518		71,906		74,756		76,492		77,079
Other	18,093		18,480		20,781		22,098		25,079

Total operating revenues	438,347		433,362		437,484		455,415		443,891

Operating expenses:
Labor and employee benefits	172,221		162,540		163,097		161,189		153,364
Newsprint, ink and supplements	50,608		48,815		62,193		66,431		61,599
Other operating costs	115,408		110,059		106,219		113,029		108,369
Depreciation and amortization	20,535		23,627		37,563		37,439		36,035

Total operating expenses	358,772		345,041		369,072		378,088		359,367

Operating income	79,575		88,321		68,412		77,327		84,524

Other expense (income):
Interest expense, including amortization of debt issuance costs	26,088		25,056		33,424		45,230		37,737
Loss on extinguishment of debt	5,957		—		1,578		—		—
Other, net	(59)		187		285		(103)		(266)

Total other expenses	31,986		25,243		35,287		45,127		37,471

Income before income taxes and minority interest	47,589		63,078		33,125		32,200		47,053
Provision for income taxes	18,744		24,758		15,039		15,795		21,413
Minority interest, net	—		—		—		282		400

Net income	$28,845		$38,320		$18,086		$16,123		$25,240

Consolidated balance sheet data at period end
Total assets	$445,828		$437,287		$443,352		$455,466		$466,714
Goodwill and other intangibles	210,643		215,680		220,802		233,196		248,580
Total long-term debt and capital lease obligations	525,000		516,000		538,046		566,128		544,627
Member’s deficit	(170,758)		(153,909)		(163,913)		(189,431)		(171,699)

Other operating and financial information data
Earnings to fixed charges (a)	2.8	x	3.5	x	2.0	x	1.7	x	(b )
Pro forma earnings to fixed charges (c)	2.5	x	3.0	x	—		—		—
Operating margin (d)	18.2%		20.4%		15.6%		17.0%		19.0%
(a)	Earnings to fixed charges is defined as income before income taxes and minority interest plus fixed charges, divided by fixed charges. Fixed charges are interest expense including amortization of debt issuance costs, plus one-third of rent expense.

(b)	Not available.

(c)	Our interest expense would have increased by $4,669 and $6,742, respectively, for the years ended December 31, 2003 and December 31, 2002, assuming we had issued our $300.0 million of 7% Senior Subordinated Notes Due 2013 at the beginning of such periods. Pro forma earnings to fixed charges assumes issuance of said Notes at January 1, 2002.

(d)	Operating margin is operating income as a percentage of total operating revenues.

(e)	We restated our financial statements as of December 31, 2002 and 2001 and for the years then ended. See note 10 to the financial statements. The financial statements as of and for the years ended December 31, 2000 and 1999 also give effect to the restatement adjustments.

Management’s discussion and analysis of financial condition

and results of operations

Overview

Morris Publishing was formed in 2001 as “MCC Newspapers, LLC” to own and operate the newspaper business historically operated by our parent, Morris Communications. Discussions of Morris Publishing and our results of operations include the business as previously conducted by the Morris Communications newspaper business segment. We changed our name to Morris Publishing Group, LLC in July 2003.

Morris Publishing is in the business of owning and operating newspapers in mid-sized to small markets across the United States. Our newspapers derive their revenues primarily from advertising and circulation. We also print and distribute periodical publications and operate commercial printing operations as part of our newspaper operations in some of our markets. Other revenues consist primarily of commercial printing revenues. Our primary operating expenses are personnel costs and newsprint, ink and supplements. Newsprint costs have represented 10 - 15% of total operating expenses. For 2003, consumption was approximately 83,000 metric tons of newsprint. Based on the current level of operations, expected annual consumption for 2004 is estimated to be 84,000 metric tons.

Historically, newsprint has been subject to significant price fluctuations from year to year, unrelated in many cases to general economic trends. Supply and demand has typically controlled pricing. Since 1990, quarterly average newsprint costs ranged from $420.0 to $740.0 per metric ton and averaged $534.0 per metric ton during the same period. Newsprint prices were down 20% on average in 2002 compared to 2001. Newsprint prices increased by almost 20% on average in 2003 compared to 2002.

Morris Publishing was formed in late 2001 as part of a corporate reorganization of our parent, Morris Communications and, therefore, does not have a recent operating history as an independent company. Our historical consolidated financial statements contained in this document reflect periods during which we did not operate as an independent company. See Note 1 to Notes to consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

The financial information we have included in this prospectus reflects the historical results of operations and cash flows of Morris Publishing with allocations made for corporate and other services provided to us by Morris Communications. Operating costs and expenses reflect our direct costs together with certain allocations by Morris Communications for corporate services, debt and other shared services that have been charged to us based on usage or other methodologies we believe are appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis and approximate all the material incremental costs we would have incurred had we been operating on a stand-alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what the costs of obtaining such services would have been. See Notes 1 and 8 to consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

We restated our financial statements as of and for the years ended December 31, 2002, 2001, 2000 and 1999. See note 10 to our consolidated financial statements. This management’s discussion and analysis of financial condition and results of operation gives effect to this restatement.

Recent events

On August 7, 2003, Morris Publishing and Morris Communications realigned various aspects of their debt and capital structure, including the following:

•	Morris Publishing issued $250.0 million aggregate principal amount of 7% senior subordinated notes due 2013, which constitute some of the original notes.

•	Morris Publishing entered into new $400.0 million senior secured credit facilities, which rank senior to the notes, and are guaranteed by Morris Communications and its restricted subsidiaries, including all of our existing subsidiaries.

•	Morris Publishing repaid its intercompany debt due to its parent, Morris Communications, which in turn repaid its senior secured credit facilities. As a result, we incurred a non-cash financing loss on extinguishment of debt of approximately $6.0 million related to the write off of the unamortized deferred loan costs. Prior to this repayment, Morris Publishing’s debt due to its parent increased by $18.1 million, which borrowings were used to repay other indebtedness of its parent. As a result, we recorded an $18.1 million distribution to our parent.

•	Morris Communications contributed various real estate and trademarks owned by Morris Communications but primarily used in the newspaper business to Morris Publishing (or the appropriate Morris Publishing subsidiary). Morris Publishing distributed to Morris Communications various parcels of real estate and related personal property (or interests in subsidiaries owning such property) that are not part of the newspaper business of Morris Publishing. These contributions and distributions will not effect the consolidated financial statements of Morris Publishing, which treat Morris Publishing historically as the owner of the property received and do not treat Morris Publishing as the owner of the property distributed.

•	Morris Publishing entered into a management agreement with Morris Communications, whereby Morris Communications and its subsidiary, MStar Solutions, provide a wide range of management and general corporate services to Morris Publishing for certain fees payable by us. See “Certain relationships and related transactions.”

On September 24, 2003, we issued an additional $50.0 million aggregate principal amount of 7% senior subordinated notes due 2013, which constitute some of the original notes. These notes were issued as part of the same series as the original notes issued on August 7, 2003 (and accrue interest from that same date). The net proceeds from the issuance of these notes were used to reduce existing indebtedness (but not available borrowings) under our new revolving credit facility.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to allowances for doubtful accounts, intangible assets, management fees, income taxes and post-retirement benefits. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates.

We believe the following critical accounting policies are our most significant judgments and estimates used in the preparation of our consolidated financial statements.

The cost of newsprint inventory is determined by the last-in-first out method. At year end, the newsprint inventory is evaluated and adjusted to the lower of cost or market. Newsprint purchases are combined with those of other newspaper companies to obtain the best price available. The company considers its relationship with newsprint producers to be good. The company has not entered into any derivative contracts for newsprint.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. We assess, at least annually, the adequacy of our allowances for losses on accounts receivable using a combination of specific identification and the aging of accounts receivable. Payment in advance for some advertising and circulation revenue and credit background checks, have assisted us in maintaining historical bad debt losses of less than 1.0% of revenue.

We have significant intangible assets recorded on our balance sheet. Certain of our newspapers operate in highly competitive markets. Prior to January 1, 2002, we amortized our goodwill and identifiable intangible assets over their estimated useful lives. Upon the adoption, effective January 1, 2002, of a new accounting standard (Statement of Financial Accounting Standards (“SFAS”) No. 142) we ceased amortizing goodwill and now test goodwill and indefinite-lived assets for impairment on an annual basis. Inability to sustain profitable operations in our newspapers could result in a material impairment of our intangible assets in the future.

Operating costs and expenses reflect our direct charges, together with certain allocations by Morris Communications for corporate services, debt and employee benefits that have been charged to us based on usage or other methodologies deemed by management to be appropriate for such expenses. In the opinion of management, these allocations have been made on a reasonable basis and approximate all the material incremental costs we would have incurred had we been operating on a stand-alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what costs of obtaining such services would have been. Beginning in August 2003, the costs for these services, debt and employee benefits are based on new agreements and could result in a change in expenses incurred (see “—Recent events”). For 2003, the management expenses allocated to us through August 7, 2003 totaled $7.8 million. The management fee under our new management agreement from August 7, 2003 through the end of the year totaled $7.8 million, for total management fees and expenses for the year of $15.6 million. On a pro forma basis, had the management agreement been in place at the beginning of the years 2002 and 2003, our management fees would have been $17.5 million in 2003, an increase of $1.9 million over our actual 2003 results, and $17.4 million in 2002, which was the same as our actual results.

On August 7, 2003, we refinanced substantially all of our long term indebtedness and issued $250 million of our 7% senior subordinated notes due 2013. In September 2003, we issued an additional $50 million of these notes. The fixed interest rate on these long term notes is higher than the floating rates we were previously paying on our floating rate indebtedness. On a pro forma basis, had the refinancing been in place at the beginning of the years 2003 and 2002, our interest expense would have increased by $4.7 million and $6.7 million, respectively. The interest rate on these notes will temporarily increase to 7.25% per annum on May 4, 2004, and will increase an additional 0.25% per annum each 90 days thereafter, to a maximum of 8%, until this exchange offer is completed.

We have significant retiree health care and health and disability plan benefit costs and obligations that are allocated from Morris Communications. Inherent in these allocations are key assumptions including projected costs, discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related retiree health care and health and disability costs or obligations may occur in the future because of changes resulting from fluctuations in our employee headcount and/or changes in the various assumptions.

Consolidated financial and other information

				Percentage change over prior year

	Years ended December 31,			Years ended December 31,

(Dollars in millions)	2003	2002	2001	2003	2002

Operating revenues:
Advertising
Retail	$189.5	$188.4	$191.1	0.6%	(1.4)%
Classified	134.4	130.2	128.0	3.2	1.7
National	24.8	24.4	22.8	1.6	7.0

Total	348.7	343.0	341.9	1.7	0.3
Circulation	71.5	71.9	74.8	(0.6)	(3.9)
Other	18.1	18.5	20.8	(2.2)	(11.1)

Total operating revenues	$438.3	$433.4	$437.5	1.1%	(0.9)%

Operating expenses:
Labor and employee benefits	$172.2	$162.5	$163.1	6.0%	(0.4)%
Newsprint, ink and supplements	50.6	48.8	62.2	3.7	(21.5)
Other operating costs	115.4	110.1	106.2	4.8	3.7
Depreciation and amortization	20.6	23.6	37.6	(13.1)%	(37.2)%

Total operating expenses	$358.8	$345.0	$369.1	4.0%	(6.5)%

Circulation:
Daily	686,754	685,558	693,664	0.2%	(1.2)%
Sunday	765,871	766,299	770,459	(0.1)%	(0.5)%

Percentage of total operating revenues

	Years ended December 31,
	2003	2002	2001
Operating revenues
Advertising
Retail	43.2%	43.5%	43.7%
Classified	30.7	30.0	29.3
National	5.7	5.6	5.2

Total	79.6	79.1	78.2
Circulation	16.3	16.6	17.1
Other	4.1	4.3	4.8

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses
Labor and employee benefits	39.3%	37.5%	37.3%
Newsprint, ink and supplements	11.5	11.3	14.2
Other operating costs	26.3	25.4	24.3
Depreciation and amortization	4.7	5.4	8.6

Total operating expenses	81.8%	79.6%	84.4%

Results of operations for the years ended December 31, 2003 and December 31, 2002

Operating revenues.

The table below presents operating revenue and related statistics for newspaper operations for the year ended December 31, 2003 compared to the year ended December 31, 2002:

	Years ended December 31,		Change over same period in 2002	Percentage change over same period in 2002

(Dollars in thousands)	2003	2002

Operating revenues:
Advertising
Retail	$189,533	$188,339	$1,194	0.6%
Classified	134,450	130,204	4,246	3.3%
National	24,753	24,433	320	1.3%

Total	348,736	342,976	5,760	1.7%
Circulation	71,518	71,906	(388)	(0.5%)
Other	18,093	18,480	(387)	(2.1%)

Total operating revenues	$438,347	$433,362	$4,985	1.2%

Operating revenues increased by $5.0 million, or 1.2%, to $438.3 million for the year ended December 31, 2003 from $433.4 million for the year ended December 31, 2002. This was primarily due to an increase in advertising revenue of $5.8 million, or 1.7%. All categories of advertising revenue showed gains. The increase in advertising revenue was partially offset by $0.4 million, or 0.5% decrease in circulation revenue.

Operating Expenses.

The table below presents operating costs for newspaper operations for the year ended December 31, 2003 compared to the year ended December 31, 2002:

	Years ended December 31,		Change over same period in 2002	Percentage change over same period in 2002

(Dollars in thousands)	2003	2002

Operating expenses:
Labor and employee benefits	$172,221	$162,540	$9,681	6.0%
Newsprint, ink and supplements	50,608	48,815	1,793	3.7%
Other operating costs	115,408	110,059	5,349	4.9%
Depreciation and amortization	20,535	23,627	(3,092)	(13.1)%

Total operating expenses	$358,772	$345,041	$13,731	4.0%

Operating expenses increased by $13.7 million, to $358.8 million for the year ended December 31, 2003 from $345.0 million during the year ended December 31, 2002. Labor and employee benefits increased $9.7 million, or 6.0%, primarily due to higher salaries and rising health care costs. Labor costs accounted for $5.0 million and 51.2% of the overall increase. This represents an overall 3.6% increase in labor costs. The remaining increase is due to the increased costs of health care. Year over year we experienced approximately an 18.4% increase in health care costs. Newsprint, ink and supplements increased by $1.8 million, or 3.7%. This increase was driven largely by a 6.3% increase in the average cost per ton of newsprint, (significantly lower than the overall market increase due to our participation in group purchases with other newspapers beginning in late 2002) offset by a 3.5% decrease in consumption. During 2004, we expect the price of newsprint to increase 10%–15%. Other operating costs increased by $5.3 million, or 4.9%, primarily due to increased costs relating to our shared services initiative. Depreciation and amortization declined $3.1 million, or 13.1%, due primarily to assets that became fully depreciated.

Interest expense.    Interest expense, including amortization of debt issuance cost, net of interest income, increased $1.0 million, or 4.1% to $26.1 million for the year ended December 31, 2003. While there was a general decline in short-term interest rates, these were offset by the $300.0 million of indebtedness represented by our 7% senior subordinated notes due 2013. Our interest expenses will continue to rise as we cycle the partial year effect of these notes.

Provision for income taxes.    The provision for income taxes decreased by $6.0 million, or 24.3%, to $18.7 million for the year ended December 31, 2003. The decrease in the provision was caused by a decrease in taxable income.

Net income.    As a result of the factors described above and a loss of $6.0 million on extinguishment of debt, our net income decreased by $9.5 million, or 24.7%, from $38.3 million for the year ended December 31, 2002.

Results of operations for the years ended December 31, 2002 and December 31, 2001

	Years ended December 31,		Change over same period in 2001	Percentage change over same period in 2001

(Dollars in thousands)	2002	2001

Operating revenues:
Advertising
Retail	$188,339	$191,197	$(2,858)	(1.5)%
Classified	130,204	127,969	2,235	1.7%
National	24,433	22,781	1,652	7.3%

Total	342,976	341,947	1,029	0.3%
Circulation	71,906	74,756	(2,850)	(3.8)%
Other	18,480	20,781	(2,301)	(11.1)%

Total Operating Revenues	$433,362	$437,484	$(4,122)	(0.9)%

Operating revenues.    Operating revenues decreased by $4.1 million, or 0.9%, to $433.4 million in 2002 from $437.5 million in 2001. An increase in advertising revenue of $1.0 million was more than offset by decreases in circulation revenue of $2.9 million and decreases in other revenue of $2.3 million. The decrease in circulation revenue primarily resulted from a shift in sales to independent contractors resulting in lower rates. Circulation declines of 1.2% also contributed to the decrease. The decreases in other revenue resulted from decreases in commercial printing revenue of $1.2 million and revenue from other products of $1.1 million.

	Years ended December 31,		Change over same period in 2001	Percentage change over same period in 2001

(Dollars in thousands)	2002	2001

Operating expenses:
Labor and employee benefits	$162,540	$163,097	$(557)	(0.3)%
Newsprint, ink and supplements	48,815	62,193	(13,378)	(21.5)%
Other operating costs	110,059	106,219	3,840	3.6%
Depreciation and amortization	23,627	37,563	(13,936)	(37.1)%

Total Operating Expenses	$345,041	$369,072	$(24,031)	(6.5)%

Operating expenses.    Operating expenses decreased by $24.0 million, or 6.5%, to $345.0 million in 2002 from $369.1 million in 2001. This decrease was the result of newsprint, ink and supplements being $13.4 million, or 21.5%, less than the previous year primarily due to decreased newsprint pricing. Other operating costs increased by $3.8 million, or 3.6%, primarily due to our costs associated with the shared services initiative and, to a lesser extent, due to increased costs relating to retiree health care benefits from $0.7 million for the year ended December 31, 2001 to $1.8 million for the year ended December 31, 2002. Additionally, depreciation and amortization of intangibles decreased by $13.9 million, or 37.1%, to $23.6 million in 2002 from $37.6 million in 2001. The decrease in depreciation and amortization was primarily the result of our adoption of SFAS No. 142 on January 1, 2002, which resulted in a reduction of $10.7 million in intangibles amortization. The remaining decrease primarily resulted from a reduction of depreciation expense as a result of assets that became fully depreciated.

Interest expense.    Interest expense decreased by $8.4 million, or 25.0%, to $25.1 million in 2002 from $33.4 million in 2001. The decrease is attributed to a decrease in average interest rates and a reduction in average debt outstanding.

Provision for income taxes.    The provision for income taxes increased by $9.7 million, or 64.6%, to $24.8 million in 2002 from $15.0 million in 2001. The increase in provision for income taxes was caused primarily by an increase in taxable income of $20.2 million.

Net income.    As a result of the factors described above we increased our net income by $20.2 million, or 111.9%, to $38.3 million in 2002 from $18.1 million in 2001.

Liquidity and capital resources

Cash flow generated from operations is the company’s primary source of liquidity. Net cash provided by operations was $ 68.7 million in 2003, up from $ 64.8 million in 2002, and from $60.8 million in 2001. The company expects to fund capital expenditures and other operating requirements with net cash provided by operations. The company has pursued, and will continue to pursue, a business strategy that includes selective acquisitions and new product development.

New product development and acquisitions are financed by available cash flow from operations and, if necessary, by borrowing under our $175.0 million revolving credit facility. As of December 31, 2003, we had no borrowings outstanding under our revolving credit facility.

Until August 7, 2003, our revolving credit facilities consisted of a borrowing arrangement with our parent, Morris Communications, which made available to us its borrowing capacity under its revolving credit facility. On August 7, 2003, concurrently with the sale of our 7% senior subordinated notes due 2013 in an aggregate principal amount of $250.0 million, our borrowing arrangement with Morris Communications was replaced by new credit facilities totaling $400.0 million, including a $175.0 million revolving credit facility. See “Description of other indebtedness.” The Term Loan Facility bears interest at (i) LIBOR plus 2.25% or (ii) the applicable federal funds rate plus 0.5% (“ABR”) plus 1.25%. The Revolving Loan Facility bears interest (i) at a spread above a base rate equal to the higher of (x) JPMorgan Chase Bank’s prime lending rate or (y) the ABR, or (ii) at a spread above the Eurodollar rate. The spread applicable to borrowings under the revolving facility will be determined by reference to our total debt to cash flow ratio. The spread applicable for ABR borrowings will range from 1.0% to 1.5%. The spread applicable for Eurodollar rate borrowings will range from 2.0% to 2.5%. We have agreed that, for a period of six months after the August 7, 2003 closing date of the senior secured credit facilities, the spread on ABR borrowing will be 1.25% and the spread on Eurodollar rate borrowings will be 2.25%.

The Term Loan Facility requires the following principal amortization: 2003- none; 2004,-$562,500; 2005-2010,-$2.25 million per year, and the remaining principal amount of $210.9 million in 2011.

On September 24, 2003, we issued an additional $50.0 million aggregate principal amount of our 7% senior subordinated notes due 2013.

We believe that cash on hand, cash flows provided from operating activities and amounts available as revolving credit under our new credit facilities will be sufficient to meet our operating requirements for the next three years.

Our primary needs for cash are funding operating expenses, debt service on the new credit facilities and these notes, capital expenditures, income taxes, dividends and loans to affiliates, acquisitions and working capital. We have pursued, and will continue to pursue, a business strategy that includes selective acquisitions and new product development. However, we cannot assure you that we will not require additional financing and may need additional funds to pursue our strategy of selected acquisitions, to respond to competitive pressures or to respond to unanticipated circumstances. We cannot assure you that additional funding will be available on attractive terms or at all.

In past periods, we have paid significant distributions to Morris Communications. Future distributions will be limited by the terms of the indenture for our 7% Senior Subordinated Notes due 2013. We expect to pay distributions or make loans to affiliates as permitted by the indenture to fund cash needs for general business purposes, capital expenditures and acquisitions by Morris Communications and its other operating subsidiaries. Morris Communications anticipates capital expenditures of approximately $15.0 million and $10.0 million in 2004 and 2005 for MStar Solutions’ Shared Services Center and technology infrastructure. Although near term costs will increase as Morris Communications brings the Shared Services Center online, all of these initiatives, which are anticipated to be fully implemented by the end of 2005, are expected to result in aggregate annual cost savings of up to $10.0 million for the company. Any loans to

Morris Communications or its operating subsidiaries are expected to be made at interest rates equal to our cost of borrowing under our new credit facilities. Any such loans may utilize borrowing capacity under our new credit facilities that may otherwise have been available for our business purposes. As of December 31, 2003, we had outstanding loans due from Morris Communications of $4.5 million.

We expect that our capital expenditures will approximate $20.0 to $25.0 million in 2004, 2005 and 2006, respectively. These amounts will be used primarily to upgrade existing production facilities and for new technology infrastructure at those locations.

Cash flows for the years ended December 31, 2003, 2002 and 2001

The following table presents our net cash flows provided by (used in) operating, investing and financing activities for the years 2003, 2002 and 2001.

				Percentage change over prior year
(Dollars in thousands)	Years ended December 31:			Years ended December 31:

	2003	2002	2001	2003	2002

Operating activities	68.7	64.8	60.8	6.0%	6.6%
Investing activities	(22.3)	(16.8)	(36.9)	32.7%	(54.5)%
Financing activities	(47.0)	(48.2)	(27.6)	(2.5)%	74.6%

Operating activities.    Net cash flows provided by operating activities increased by $3.9 million to $68.7 million in 2003. The increase was primarily due to increases in accrued interest, accounts payable, post-retirement obligations, other liabilities and a decrease in inventories offset by increases in accounts receivable and other assets. Net cash flows provided by operating activities were $64.8 million and $60.8 million for the years ended December 31, 2002 and December 31, 2001, respectively. The $4.0 million increase in net cash flows was attributable to an increase in net income of $20.2 million caused primarily by a decrease in newsprint, ink and supplements expenses and interest expense, partially offset by a $13.9 million decrease in depreciation and amortization expense.

Investing activities.    Net cash flows used in investing activities increased by $5.5 million to $22.3 million in 2003. During 2003, cash required for investing activities was primarily for the purchase of $17.7 million of property, plant and equipment, and a loan to our parent of $4.5 million. Net cash flows used in investing activities were $16.8 million and $36.9 million for the years ended December 31, 2002 and December 31, 2001, respectively. The decrease in net cash flows used of $20.1 million primarily resulted from proceeds of $11.9 million from the sale and subsequent leaseback of our Savannah production facility in 2002 compared to our 2001 purchase of the minority stake in Athens Newspapers, Inc. for $11.3 million. Our capital expenditures increased by $1.7 million in 2002, from $26.8 million in 2001.

Financing activities.    Net cash flows used in financing activities decreased by $1.2 million from $48.2 million in 2002 to $47.0 million in 2003. During 2003, the company repaid $516.0 million of debt due Morris Communications, and issued $525.0 million of long term debt. Additional debt issuance cost amounted to $12.7 million. We also made distributions to our parent of $43.3 million.

As of December 31, 2003, our total debt was $525.0 million and our annualized cost of debt capital was approximately 4.6%. Approximately $125.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in our debt arrangements. As of December 31, 2003, our parent and we were in compliance with all covenants under our debt arrangements.

Net cash flows used in financing activities were $48.2 million and $27.6 million for the years ended December 31, 2002 and December 31, 2001, respectively. The change in net cash flows resulted from reduced repayments of long-term borrowings to our parent, which was more than offset by increased distributions to our parent.

As of December 31, 2002, our total debt was $516.0 million and our cost of debt capital was approximately 4.5%. Approximately $84.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in our debt arrangements. As of December 31, 2002, we and our parent were in compliance with all covenants under our debt arrangements.

Inflation

The impact of inflation on our operations was immaterial for all periods presented. In the past the effects of inflation on operating expenses have been substantially offset by our ability to increase advertising rates. No assurances can be given that we can pass such cost increases through to our customers in the future.

Seasonality

Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter tends to be the strongest quarter as it includes heavy holiday season advertising. As a result, our consolidated results may not be comparable from quarter to quarter.

Quantitative and qualitative disclosures about market risk

We are exposed to the impact of changes in interest rates. In the normal course of business, we have insured against spikes in interest rates through the use of interest rate caps. The table below provides the expected maturity and fair value of the our debt (dollars in thousands) as of December 31, 2003. See Note 5 to our consolidated financial statements for December 31, 2003, 2002 and 2001.

Contractual obligations

At December 31, 2003 the aggregate maturities on our long term debt for the next five years and thereafter are as follows:

(Dollars in thousands)		Payments due by period
Contractual obligations	Balance at December 31, 2003	Less than 1 year	1-3 years	4-5 years	Over 5 years

Long-term debt at variable rates	$225,000	$563	$4,500	$4,500	$215,437
Interest rate at December 31, 2003	3.4%	3.4%	3.4%	3.4%	3.4%
Long-term debt at fixed rate	$300,000	—	—	—	$300,000
Interest rate	7%	—	—	—	7%
Operating leases to Morris Communications and affiliates	$10,175	$1,100	$2,200	$2,200	$4,675
Other operating leases	$1,084	$1,054	$30	—	—

Total payments due	$536,259	$2,717	$6,730	$6,700	$520,675

At December 31, 2003, under our $400.0 million bank credit facilities, we had a $225.0 million term loan outstanding and had no outstanding amounts under the $175.0 million revolving credit facility. The interest rates on loans under our bank credit facilities are determined with reference to a spread above either LIBOR, the federal funds rate or JPMorgan Chase Bank’s prime lending rate. The spread applicable to any borrowings under our revolving credit facility is determined by reference to our trailing total debt to cash flow ratio. For further details on the interest rate alternatives and spreads, see “Description of other indebtedness.”

Because LIBOR, the federal funds rate or the JPMorgan Chase Prime Rate may increase or decrease at any time, we are exposed to market risk as a result of the impact that changes in these base rates may have on the interest rate applicable to borrowings under the bank credit facilities. Increases in the interest rates applicable to borrowings under the bank credit facilities would result in increased interest expense and a reduction in our net income. As of December 31, 2003, the interest rate on our term loan was 3.4375%, base upon a spread above LIBOR. For each 100-basis point increase in LIBOR, the annual interest payable on our $225.0 variable rate term loan would increase $2.25 million (assuming that the applicable federal funds rate would not produce a lower effective interest rate).

Under the terms of our senior secured credit facility, we must maintain certain levels of interest rate protection. The following interest rate caps were owned or held for our benefit as of December 31, 2003 (dollars in thousands):

Notional	Expiring	Strike

$ 45,000	January 2004	Three-month LIBOR 8%
100,000	February 2004	Three-month LIBOR 7%
25,000	April 2005	One-month LIBOR 7%

$170,000

Although these interest rate caps are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The fair value of these interest rate caps as of December 31, 2003 was nominal, and the losses recorded for the three year period ended December 31, 2003 was nominal.

Recent accounting pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an Interpretation of SFAS No. 5, 57, and 107, and rescission of FASB Interpretation No. 34.” The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements. It also requires a guarantor to recognize a liability for the fair market value of the obligation undertaken in issuing the guarantee at the inception of the guarantee. The initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. This interpretation is not expected to have a material effect on our financial position, results of operations, or cash flows.

In January 2003, as revised in December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. This interpretation is effective for the periods ending after December 15, 2003 for certain types of entities and after March 15, 2004 for other types of entities. This interpretation is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

Business

General

Morris Publishing is a private company owned by the William S. Morris III family as part of their Morris Communications group of companies. The Morris Publishing Group consists of 26 daily, ten non-daily and 23 free community newspapers in the United States. For the year 2003, our newspapers had unaudited average daily and Sunday paid circulation aggregating 686,754 and 765,871, respectively. Our largest newspapers (with their respective average daily circulations in parentheses) are The Florida Times-Union, Jacksonville, Florida (167,229), The Augusta Chronicle, Georgia (74,291), The Topeka Capital-Journal, Kansas (58,684), Savannah Morning News, Georgia (55,119), Lubbock Avalanche-Journal, Texas (54,178) and Amarillo Globe-News, Texas (51,800). For the year of 2003, we also had weekly circulation of 51,538 non-daily newspapers and 390,588 free community newspapers or shoppers, in communities in or near our daily newspapers.

Our newspapers are geographically diverse, primarily serving mid-sized to small communities in Florida, Georgia, Texas, Kansas, Nebraska, Oklahoma, Michigan, Missouri, Minnesota, Alaska, Arkansas, South Dakota, Tennessee and South Carolina. The majority of our daily newspapers have no significant competition from other local daily newspapers in their respective communities.

We have been consistently profitable in varying economic climates, with generally stable operating results. Our total operating revenues for 2003 were $438.3 million and have ranged between $433.4 million and $455.4 million for each year since 1999. Operating income was $79.6 million in 2003 and has ranged between $68.4 million and $88.3 million since 1999. Our operating margin was 18.2% in 2003 and has ranged between 15.6% and 20.4% since 1999.

We have one reporting segment with two primary sources of revenue: Advertising and Circulation. In 2003, the advertising segment represented 79.6% of total operating revenues. Retail, Classified and National advertising revenue represented 43.2%, 30.7%, and 5.7%, respectively, of total advertising revenue. Circulation revenue comprised 16.3% of total operating revenue.

Advertising revenue is primarily determined by the linage, rate and mix of advertisement. The advertising rate depends largely on our market reach, primarily through circulation, and market dominance. Circulation revenue is based on the number of copies sold

History

Morris Publishing was formed in 2001 as “MCC Newspapers, LLC” to own and operate the newspaper business historically operated by our parent, Morris Communications. Discussions of Morris Publishing and our results of operations include the business as previously conducted by the Morris Communications newspaper business segment. We changed our name to Morris Publishing Group, LLC in July 2003.

William S. Morris III joined our business in the 1950s and has been our chairman for more than three decades. William S. Morris IV, his elder son, is president and CEO of Morris Publishing. The Morris family became involved with The Augusta Chronicle in 1929, when William S. Morris, Jr., father of today’s chairman, became a bookkeeper at the daily newspaper, which was started in 1785 as the Augusta Gazette, the town’s first newspaper. Mr. Morris, Jr. purchased The Augusta Chronicle in the early 1940s with a partner, and later purchased his partner’s half interest.

With the Augusta newspapers as a base, our expansion commenced in the 1950s with the purchase of a television station in Augusta and an initial public offering of common shares, which were re-purchased in 1959. In the 1960s, we sold the television station and purchased two other daily newspapers in Georgia—one in Savannah and one in Athens. In 1972, we purchased our Texas newspapers in Amarillo and Lubbock. In 1983, we acquired The Florida Publishing Company, which included The Florida Times-Union and other Florida newspapers.

Our expansion continued in 1995 with the purchase of all of the outstanding stock of Stauffer Communications, Inc. This purchase included 20 daily newspapers, non-daily newspapers and shoppers, as well as television and radio stations and other properties that are owned, or have been disposed of, by Morris Communications or its other operating subsidiaries.

Operating strategy

Our strategy is to increase our revenues and cash flows by growing market share and operating efficiently. Achieving this strategy is based upon the following initiatives:

•	Being a leader in providing local information and advertising. We believe we are the trusted source of local news and information and local advertising in the communities we serve. As the leading provider of local news and information in print and online formats in our markets, we believe we can both maintain and increase our readership and our share of local advertising expenditures.

•	Increasing readership. We are committed to maintaining the high quality of our newspapers and their editorial integrity to assure continued reader loyalty. Through extensive market research we strive to deliver the service and content each of our markets demand. Our newspapers have won various editorial awards in many of our markets. Furthermore, by introducing niche publications that address the needs of targeted groups and by offering earlier delivery times, we continue to create opportunities to introduce new readers to our newspapers.

•	Growing advertising revenue. Through targeted market research we attempt to understand the needs of our advertisers. This market understanding enables us to develop programs that address the individual needs of our advertisers and to appeal to targeted groups of advertisers and readers with niche publications addressing specific areas such as real estate, automobiles, employment, farming, nursing, antiques, college student guides, foreign language and other items of local interest. In addition, we are dedicated to establishing a better trained and focused sales staff.

We expect these initiatives, combined with our focus on increasing readership, to enhance our opportunities to increase our revenues.

•	Enhancing online initiatives. To further support our readership and revenue growth initiatives, we have made a substantial commitment to enhancing our local web sites that complement all of our daily newspapers. Over the last four years, our newspapers have won 21 national Digital Edge awards from the Newspaper Association of America. We continue to pursue various initiatives to attract new readers and grow revenues.

•

Centralizing operations to support multiple publications.    We create synergies and cost savings, including through cross-selling of advertising, centralizing news gathering and consolidating printing, production and back-office activities. This involves producing our weekly newspapers, free distribution shoppers and additional niche or regional publications using the facilities of our daily newspapers. We can thereby improve distribution, introduce new products and services in a cost-effective manner and increase readership, offering advertisers expanded reach both geographically and demographically.

•	Focusing on cost control. We continue to focus on managing our operating costs. Recent initiatives to further reduce costs include creation, beginning in 2002, of a Shared Services Center, established by Morris Communications, serving Morris Publishing as well as other Morris Communications’ companies, which we expect over time to create cost synergies by leveraging technologies and simplifying, standardizing and centralizing most administrative functions, thereby reducing our headcount. Beginning in the fourth quarter of 2002 we began participation in a newsprint purchasing consortium. While initially near term costs will increase as we bring the Shared Services Center online, all of these initiatives, which are anticipated to be fully implemented by the end of 2005, are expected to result in aggregate annual cost savings of up to $10.0 million.

•	Investing in strategic technologies. In conjunction with the Shared Services Center initiative, we will utilize technology to help streamline our back-office operations, improve efficiency and reduce employee headcount. Additionally, we continue to explore technologies that will enable us to more efficiently print, produce and deliver our newspapers.

Our operating strategy may not successfully increase revenues and cash flows, based upon a number of factors. For example, a decline in economic conditions, the effects of competition from newspapers or other forms of advertising, or a decrease in the price of local or national advertising could adversely impact our advertising revenues. Our circulation may be adversely effected by competition from other publications and other forms of media and a declining number of regular newspapers buyers. A decline in circulation could adversely impact both our circulation revenue and our advertising revenue, because advertising rates are dependent upon readership. Further, our efforts to control costs, especially newsprint costs, and to create operating synergies may not be as successful as we anticipate. For further discussion of these and other risks relating to our business and operating strategy, see “Risk factors” beginning on page 14.

Strategic acquisitions

We may, from time to time, seek strategic or targeted investments, including newspaper acquisitions and dispositions and, in that regard, we periodically review newspaper and other acquisition candidates that we believe are underperforming in terms of operating cash flows, are in the same geographic region as one of our existing newspapers where we can achieve an efficient operating cluster of newspapers, or otherwise present us with strategic opportunities for growth. Acquisitions would be made only in circumstances in which management believes that such acquisitions would contribute to our overall growth strategy, whether through revenue growth or cost reduction opportunities, and represent attractive values based on price. In addition, we may, in connection with such acquisitions, or otherwise, dispose of or realign our newspapers and this could be accomplished by dispositions, swaps, the exchange of one newspaper for another newspaper, or joint ventures in which we and others may contribute newspaper properties to be owned and operated through a joint venture. We may not control such joint ventures and any contribution of assets to a joint venture may reduce our ability to access cash from those assets contributed to the joint venture. Morris Publishing currently has no present commitments with respect to any material acquisitions, dispositions or joint ventures.

Industry background

Key revenue drivers

The newspaper industry is reported to generate annual revenues of approximately $60.0 billion primarily based on advertising and circulation. For typical newspapers, 70-75% of their total revenue is derived from advertising, while 15-20% comes from circulation. Other sources account for 5-15%. Other revenue streams may include commercial printing, shoppers and magazines, direct marketing and online revenues, including advertising and website development.

While newspaper revenue is directly impacted by the level of advertising, it is indirectly impacted by market conditions and factors like demand and interest rates. Newspaper companies can affect, to some extent, the demand for advertising by influencing circulation and readership, and by adjusting advertising rates, sales efforts and customer service.

There are three major classifications of newspaper advertising:  retail, classified, and national.

•	Retail advertising, also called local advertising, makes up approximately 48% of total newspaper advertising. Department and discount stores, grocery and drug stores, and furniture and appliance stores are the main advertisers in this category.

•	Classified advertising includes employment, real estate, automotive and other categories, and comprises approximately 36% of total advertising; it is the most cyclical type of newspaper advertising.

•	National advertising, also known as general advertising, includes manufacturers’ product advertising and travel and resorts. This category is the smallest, comprising approximately 16% of the total, and carries the highest rates.

Of rising importance across these classifications, is the preprint insert advertising. Preprints have become the dominant form of display advertising in the industry, with preprint revenue surpassing revenue from in-paper or “Run of Press” advertising in the late 1990s.

In the past decade, newspapers in general have been reported to have increased advertising revenue but lost advertising market share. In 1990, the newspaper industry was reported to capture $32.0 billion in advertising revenue and to have garnered a 24.8% share of advertising market expenditures; revenue was reported to rise to $44.0 billion in 2002, but advertising market share was reported to decline to 18.6% in 2002. While newspapers may continue to lose advertising market share to other media, we believe newspapers should remain competitive. Local newspapers still reach 54% of adults and there is one daily newspaper in most markets.

Key cost drivers

The two largest costs of a newspaper are labor and newsprint.

Labor:  Labor costs represent approximately 30-40% of total revenues. Total industry employment steadily declined in the 1990s, as significant investment in more automated production methods has led to efficiencies and higher productivity per worker. However, industry-wide medical health care insurance and pension benefit costs are rising.

Newsprint:  Newsprint costs represent approximately 10-15% of newspapers’ total revenues, and supply and demand have typically controlled pricing. Since 1990, quarterly average newsprint costs ranged from $420.0 to $740.0 per metric ton and averaged $534.0 per metric ton during the same period. Newsprint prices were down 20% on average in 2002 compared to 2001. Newsprint prices increased by almost 20% on average in 2003 compared to 2002.

Newspapers continue to face volatile newsprint prices. In the first half of 2001, newsprint prices in the U.S. were at their highest point since mid-1996. Prices dropped to their lowest level in a decade in mid-2002, but have trended upward since then. Much of the newsprint consumed in the U.S. comes from Canada and a rise in the value of the Canadian dollar combined with production curtailments may offset stable demand and drive prices higher in the near term.

Circulation

Circulation is important to the newspaper industry in two ways. From an editorial perspective, increased circulation demonstrates the quality of the editorial product and the demand for the paper from readers. From a revenue perspective, advertisers are willing to pay higher rates for greater reach.

The newspaper industry has faced circulation and readership declines since the 1980s. Over the past 20 years, the total number of daily newspapers has decreased from 1,745 in 1980 to 1,468 in 2001. The drop is largely due to a 49% decline in evening newspapers, principally because of the emergence of nightly news broadcasts, 24-hour news channels, and the internet. The total number of morning newspapers has doubled and Sunday newspapers have increased by 24%.

The advertising recession over the past two years has driven publishing companies to significantly reduce their operating costs. Consequently, the industry is experiencing a trend towards consolidation. By owning multiple properties in specific markets, newspaper publishers can spread costs and achieve greater efficiencies. The 25 largest U.S. newspapers (in terms of largest reported circulation) are reported to have accounted for approximately 40% of circulation in 2002. The top 10 newspaper companies are reported to own more than 280 newspapers, whose combined circulation accounts for roughly 57% of the industry’s total.

Recently enacted telemarketing rules adopted by the Federal Trade commission and Federal Communications Commission, including the National Do-Not-Call Registry and regulations will have an impact on our ability to source subscriptions through telemarketing. This has accounted for an estimated 30% of our new starts in circulation. We have begun several programs to offset the effect of this legislation. We are focusing on retaining current customers through stronger retention efforts. Our retention efforts include increased customer service, lengthening the subscriptions periods for new and existing customers, and enhanced payment methods. Additionally, we are focusing our circulation sales efforts on kiosk sales, newspaper in education programs, and third party sales. While we know that the legislation will have an impact on our ability to source subscriptions through telemarketing, we have yet to determine the extent.

Online

The internet provides an additional medium through which newspapers reach audiences, and newspapers have ventured online to increase readership and leverage their local brands.

Forty-nine percent of internet users looking for local news are reported to turn to online newspapers; this has helped newspapers secure a reported 40% of local online advertising spending. Broadcast television and direct mail are reported to have collected 3% and less than 1%, respectively, of internet revenues last year.

The majority of local online advertising dollars comes from classifieds. While online employment classifieds have taken share from newspaper classifieds, the number of those who read newspaper employment advertisements is reported to still exceed web job classified visitors by a factor of three. Though the largest online employment classified player, Monster.com, made a strong entry into the recruitment market, newspapers have the ability to combine print and online ads into one package, while Monster.com offers only an online component. This dual product offering, in addition to newspapers’ ties to local communities, gives newspapers a distinct advantage in local markets.

Industry and market data

Unless otherwise indicated, information contained in this prospectus concerning the newspaper industry, our general expectations concerning the industry and its segments and our market position and market share within the industry and its segments are derived from data from various third party sources as well as management estimates. Management’s estimates are derived from third party sources as well as data from our internal research and from assumptions made by us, based on such data and our knowledge of the newspaper industry which we believe to be reasonable. We have not independently verified any information from third party sources and cannot assure you of its accuracy or completeness. Our internal research has not been verified by any independent source. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties, and is subject to change based on various factors, including those discussed under the caption “Risk factors” in this prospectus.

Data on our market position and market share within our industry is based, in part, on independent industry publications, government publications, reports by market research firms or other published independent sources, including Newspaper Association of America and Audit Bureau of Circulation statistics. Unless otherwise indicated, all readership information contained in this prospectus for non-daily newspapers and free community newspapers is based upon our internal records, and represents approximate current or average readership.

Unless otherwise indicated, all circulation information contained in this prospectus represents unaudited approximate three month average daily or non-daily circulation, as the case may be, for the third quarter of 2003 derived from our internal records. Certain of our circulation figures for most of our daily newspapers and one of our weekly newspapers are subject to audit by the Audit Bureau of Circulation or Verified Audit Circulation. Our circulation figures for our other daily and weekly newspapers are not subject to audit by the Audit Bureau of Circulation or any other independent source, but we attempt to internally measure their circulation figures under the same guidelines as if they were audited by the Audit Bureau of Circulation or Verified Audit Circulation.

Newspapers

The following table sets forth our daily newspapers with circulation statistics:

		Audited circulation(a)			Unaudited circulation
Daily newspaper markets		Audit period (twelve months ending)			at December 31, 2003
	Publication		Daily	Sunday	Daily	Sunday
Alaska
Juneau	Juneau Empire	—	—	—	6,206	6,937
Kenai	Peninsula Clarion	—	—	—	6,090	6,320
Arkansas
Conway	Log Cabin Democrat	—	—	—	10,465	11,894
Florida
Jacksonville	The Florida Times-Union	June 2003	168,351	229,896	167,229	229,926
St. Augustine	The St. Augustine Record	*June 2003	15,328	16,360	16,046	17,237
Winter Haven	News Chief	—	—	—	9,009	8,939
Georgia
Athens	Athens Banner—Herald	March 2003	27,221	32,526	27,861	32,124
Augusta	The Augusta Chronicle	March 2003	73,389	94,205	74,291	93,880
Savannah	Savannah Morning News	March 2003	55,912	72,150	55,119	67,892
Kansas
Dodge City	Dodge City Daily Globe	—	—	—	7,284	—
Newton	The Newton Kansan	—	—	—	7,747	—
Pittsburg	The Morning Sun	—	—	—	8,751	9,184
Topeka	The Topeka Capital Journal	June 2003	57,719	66,666	58,684	66,704
Michigan
Hillsdale	Hillsdale Daily News	—	—	—	7,565	—
Holland	The Holland Sentinel	*September 2002	18,813	20,229	18,979	20,267
Minnesota
Brainerd	The Brainerd Daily Dispatch	*March 2002	13,589	17,634	13,719	17,591
Missouri
Hannibal	Hannibal Courier Post	*March 2002	8,686	—	8,475	—
Independence/ Blue Springs	The Examiners	September 2003	13,625	—	14,362	—
Nebraska
Grand Island	The Grand Island Independent	March 2003	23,307	24,839	22,896	24,652
York	York News-Times	—	—	—	4,332	—
Oklahoma
Ardmore	The Daily Ardmoreite	December 2003	10,721	12,791	10,851	12,891
Shawnee	The Shawnee News-Star	*March 2002	9,805	10,889	9,832	10,830
South Dakota
Yankton	Yankton Daily Press & Dakotan	—	—	—	7,911	—
Tennessee
Oak Ridge	The Oak Ridger	—	—	—	7,072	—
Texas
Amarillo	Amarillo Globe—News	September 2003	51,871	65,054	51,800	65,344
Lubbock	Lubbock Avalanche—Journal	September 2003	54,402	63,449	54,178	63,259
Total					686,754	765,871

(a)	Audits conducted by the the Audit Bureau of Circulation or Verified Audit Circulation.
*	Audited every two years.

The following table sets forth our non-daily newspapers with circulation statistics:

		Unaudited circulation—at December 31, 2003

Newspaper markets	Publication	Weekly

Alaska
Homer	Homer News	3,553
Georgia
Augusta(a)	The Columbia County News Times	26,950
Louisville	The News & Farmer	4,544
Thomson(b)	McDuffie Mirror	1,499
Kansas
Dodge City	La Estrella	4,100
Minnesota
Pequot Lakes	Lake Country Echo	4,624
Pine River	Pine River Journal	1,878
South Carolina
Ridgeland	Hardeeville Times Jasper County Sun	800 1,600
South Dakota
Vermillion	Vermillion Plain Talk	1,990

Total		51,538

(a)	On Wednesdays, 27,000 copies of The Columbia County News-Times are inserted into The Augusta Chronicle and distributed in Columbia County. On Sundays, 36,000 copies of The Columbia County News-Times are inserted into the Chronicle and distributed in Columbia and McDuffie Counties.

(b)	The McDuffie Mirror is a new publication that did not exist as of March 31, 2003. Paid circulation as of December 31, 2003 was 1,499 with an additional 2,843 copies delivered with The Augusta Chronicle home delivery in McDuffie County.

Daily circulation and household penetration (average city-zone circulation divided by the number of city-zone households in the defined market area) in each of our newspaper markets is outlined in the table below:

	Total circulation at December 31, 2003		Household penetration at December 31, 2003

Newspaper markets	Daily	Sunday	Daily	Sunday

Alaska
Juneau	6,206	6,937	36%	37%
Kenai	6,090	6,320	34%	34%
Arkansas
Conway	10,465	11,894	34%	40%
Florida
Jacksonville	167,229	229,926	33%	48%
St. Augustine	16,046	17,237	41%	46%
Winter Haven	9,009	8,939	14%	15%
Georgia
Athens	27,681	32,124	31%	35%
Augusta	74,291	93,880	43%	57%
Savannah	55,119	67,892	45%	54%
Kansas
Dodge City	7,284	—	45%	—
Newton	7,747	—	60%	—
Pittsburgh	8,751	9,184	53%	54%
Topeka	58,684	66,704	59%	58%
Michigan
Hillsdale	7,565	—	29%	—
Holland	18,979	20,267	39%	41%
Minnesota
Brainerd	13,719	17,591	57%	73%
Missouri
Hannibal	8,475	—	60%	—
Independence/Blue Springs	14,362	—	21%	—
Nebraska
Grand Island	22,896	24,562	74%	78%
York	4,332	—	61%	—
Oklahoma
Ardmore	10,851	12,891	48%	52%
Shawnee	9,832	10,830	38%	43%
South Dakota
Yankton	7,911	—	40%	—
Tennessee
Oak Ridge	7,072	—	41%	—
Texas
Amarillo	51,800	65,344	41%	54%
Lubbock	54,178	63,259	40%	48%

Sources:    Individual newspaper circulation reports; Morris Communications Corporate Circulation Department reports; Household counts from SRC 2003.

Jacksonville.    The Florida Times-Union, which we have operated since 1983, is our largest newspaper with average daily circulation of 167,229 and serves the Jacksonville, Florida community of approximately 441,000 households with a population total of approximately 1.1 million. Moreover, an estimated 414,765 north Floridians read The Florida Times-Union daily, 560,065 read The Florida Times-Union on Sunday and 699,713 read The Florida Times-Union at least once in seven days. In this market, we publish various niche publications such as Jacksonville, a newcomer’s guide; and Water’s Edge, a lifestyle publication for affluent readers. We also publish three contract military publications, two of which have been awarded the highest Navy awards for excellence.

Augusta.    The Augusta Chronicle, which we have operated since the early 1940s, is our second largest newspaper with an average daily circulation of 74,291 and serves the Augusta, Georgia community of approximately 182,000 households with a population total of approximately 488,000. We expect continued growth in Augusta, through a city magazine, and a variety of targeted niche publications, as well as in the surrounding communities, through the purchase in 2003 of The News and Farmer, a weekly newspaper serving Louisville, Georgia, and the launch of the McDuffie Mirror, a new weekly publication serving Thomson, Georgia. In addition, we expect to launch new publications, including a women’s magazine and a youth publication. The Augusta Chronicle website has won awards for quality and creativity.

Topeka.    The Topeka Capital-Journal, which we have operated since 1995, has an average daily circulation of 58,684 and serves the Topeka, Kansas community of approximately 69,000 households with a population total of approximately 171,000. Through marketing partnerships with other Morris Communications subsidiaries, and through the development of more products such as Hers Kansas and Rock Kansas, The Topeka Capital-Journal has increased its daily and Sunday circulation.

The Topeka Capital-Journal also publishes a wide variety of books aimed at serving the community and its visitors, including a pictorial history of Topeka as well as several publications devoted to the University of Kansas sports teams. CJ Online, our online counterpart to The Topeka Capital-Journal, records over 48 million page views annually and has generated over $1.0 million in advertising revenues. CJ Online has won several prestigious awards, including being named the best newspaper internet site by the Newspaper Association of America and Editor and Publisher Magazine.

Savannah.    The Savannah Morning News, which we have operated since the 1960s, has an average daily circulation of 55,119 and serves the Savannah, Georgia community of approximately 114,000 households with a population total of approximately 299,000.

Lubbock.    The Lubbock Avalanche-Journal, which we have operated since 1972, has an average daily circulation of 54,178 and serves the Lubbock, Texas community of approximately 94,000 households with a total population of approximately 245,000. Lubbock Online, our online counterpart to The Lubbock Avalanche-Journal, records over 50 million page views annually and has generated over $1.0 million in advertising revenue annually.

Amarillo.    The Amarillo Globe-News, which we have operated since 1972, has an average daily circulation of 51,800 and serves the Amarillo, Texas community of approximately 84,000 households with a population total of approximately 217,000.

The following table sets forth Morris Publishing’s free community newspapers and circulation:

Newspaper markets	Publication	Circulation

Florida
Bartow	Bartow Shopper	2,100
Haines City	Auburndale Shopper	5,050
Haines City	Ridge Shopper	16,350
Lake Wales	Lake Whales Shopper	17,025
Lakeland	Lakeland Shopper	15,600
Winter Haven	Winter Haven Shopper	9,000
Kansas
Dodge City	The Shopper’s Weekly	21,000
Michigan
Allegan	Flashes Shopping Guide	15,502
Holland	Flashes Shopping Guide	27,775
Lakeshore	Flashes Shopping Guide	8,793
Kalamazoo	Flashes Shopping Guide	78,581
Quad Cities	Flashes Shopping Guide	8,065
Zeeland	Flashes Shopping Guide	17,002
Jonesville	Tip-Off Shopping Guide	19,000
Minnesota
Pequot Lakes	Echoland Shopper	24,500
Pine River	Piper Shopper	14,000
Missouri
Oak Grove	Town & Country	10,000
Nebraska
Grand Island	Mid-Nebraska Connections	15,000
York	Trade & Transactions	22,995
South Carolina
Bluffton	The Okatie Sun	3,000
Ridgeland	The Jasper Shopper	6,850
South Dakota
Yankton	Missouri Valley Shopper	23,400
Vermillion	The Broadcaster	10,000

Total		390,588

Morris Publishing circulates free community papers to maximize penetration in certain communities.

Morris Publishing management

Morris Communications, our parent, provides management and related services to us, as well as its other operating subsidiaries. Currently, a significant portion of Morris Communications’ time is devoted to our affairs.

Morris Communications provides senior executive management services and personnel (including the services of Mr. Morris III, Mr. Morris IV, Craig S. Mitchell and Steve K. Stone), as well as general and administrative services such as legal, accounting, finance and treasury, tax, merger and acquisition, risk management, human resources/personnel, employee benefits, travel and aircraft usage, corporate communications, real estate, online services, architectural and engineering, and external and internal audit functions, purchasing and participation in the Shared Services Center operated by MStar Solutions, LLC, a subsidiary of Morris Communications.

As compensation for these services, beginning August 7, 2003, Morris Communications is entitled to receive annual management fees (payable monthly) equal to the greater of 4.0% of our annual total operating revenues or the amount of actual expenses allocable to the management of our business (such allocations to be based upon time and resources spent on the management of our business by Morris Communications). Prior to August 7, 2003, Morris Communications’ costs of providing these services has been allocated among its operating divisions and our allocated share is reflected in our financial statements. From the year 2000 through August 7, 2003, our allocable costs for the services provided by Morris Communications have ranged from approximately 3.9% to 4.4% of our annual total operating revenues. In addition, as part of the initiatives commenced in 2002 to develop the Shared Services Center and technological platform, we also pay our allocable share (based upon usage) of the actual costs of operations of MStar Solutions.

The management agreement is for a term of 10 years. Morris Communications may terminate the agreement if Morris Publishing fails to pay the fees or experiences a change in control. We may terminate the agreement if Morris Communications fails to cure a material breach, performs dishonestly, files bankruptcy, or in certain other events.

Employee Relations

Morris Publishing employs approximately 3,950 full-time and 1,100 part-time employees, none of whom are covered by collective bargaining agreements. We believe that our relations with our employees are generally good.

Seasonality

Newspaper companies tend to follow a distinct and recurring seasonal pattern. The first quarter of the year tends to be the weakest quarter because advertising volume is then at its lowest level. Correspondingly, the fourth quarter tends to be the strongest quarter as it includes holiday season advertising.

Competition

While most of our daily newspapers are the only daily newspapers of general circulation published in their respective communities, they do compete within their own geographic areas with other weekly newspapers in their own or adjacent communities, other daily newspapers of general circulation published in adjacent or nearby cities and towns, as well as regional and national newspapers. Competition for advertising and paid circulation comes from local, regional and national newspapers, shoppers, radio and television broadcasters, cable television (national and local), direct mail, electronic media, including the internet, and other forms of communication and advertising media that operate in our markets. Competition for advertising revenue (the aggregate amounts of which is largely driven by national and regional general economic conditions) is largely based upon advertiser results, readership, advertising rates, demographics and circulation levels, while competition for circulation and readership is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Our non-daily publications, including shoppers, compete primarily with direct mail advertising, shared mail packages and other private advertising delivery services.

Property and equipment

Management believes that all of our properties are in generally good condition and suitable for current operations. Our executive offices are located in Augusta, Georgia. Our main facilities are shown on the following table. Our production facilities, which are indicated by the presence of a press line, are in most cases, newspaper office facilities as well. We own all of the following facilities except the facilities located on Chatham Parkway in Savannah, Georgia, which are operated under a long-term operating lease with an affiliate. See “Certain relationships and related transactions.”

State	City	Sq. ft.	Press lines
Alaska	Homer	2,418	—
Alaska	Kenai	19,307	1
Alaska	Juneau	55,045	1
Arkansas	Conway	20,431	1
Florida	St. Augustine	55,264	1
Florida	Jacksonville	328,106	4
Florida	Winter Haven	24,399	2
Georgia	Athens	110,000	1
Georgia	Augusta	159,758	1
Georgia	Louisville	2,500	—
Georgia	Savannah	145,000	2
Georgia	Savannah	46,746	—
Kansas	Topeka	153,467	1
Kansas	Pittsburg	13,950	1
Kansas	Newton	10,304	1
Kansas	Dodge City	23,700	1
Michigan	Allegan	48,000	2
Michigan	Hillsdale	11,552	1
Michigan	Holland	23,919	1
Minnesota	Brainerd	25,500	1
Minnesota	Pine River	1,750	—
Minnesota	Pequot Lakes	4,563	—
Missouri	Hannibal	18,602	1
Missouri	Independence	32,000	1
Nebraska	York	5,950	1
Nebraska	Grand Island	28,680	1
Oklahoma	Ardmore	51,339	1
Oklahoma	Shawnee	30,958	1
South Carolina	Ridgeland	1,500	—
South Dakota	Vermillion	7,200	1
South Dakota	Yankton	13,778	1
Tennessee	Oak Ridge	29,700	1
Texas	Amarillo	84,251	1
Texas	Lubbock	160,644	1

Legal proceedings

From time to time, we are involved in litigation in the ordinary course of our business. In our opinion, the outcome of any pending legal proceedings will not have a material adverse impact on our financial position or results of operations.

Regulatory matters

FCC ownership rules.    Morris Communications, our parent, owns other subsidiaries which in turn own radio broadcast licenses which are subject to regulation by the Federal Communications Commission (“FCC”) under the Communications Act of 1934, as amended (the “Communications Act”). The ownership by such entities of radio broadcast licenses may limit our opportunity to acquire additional newspapers in certain geographic locations.

FCC rules include restrictions on the common ownership or control of interests in radio stations and certain other media interests in the same market, including television and radio broadcast stations, as well as daily newspapers.

On June 2, 2003, the FCC by a three-to-two vote adopted new ownership rules, which make significant changes to the previous rules. The United States Court of Appeals for the Third Circuit has stayed the effective date of these new rules, however, pending the outcome of litigation concerning them. In the interim, the ban on common ownership of radio stations and newspapers in the same market remains in effect, as do the FCC restrictions on same-market radio and television combinations. Should they take effect, the new rules will include the following generally less restrictive provisions:

•	Cross-Media Limits

The new FCC rules eliminate the prior prohibition on broadcast-newspaper cross ownership and radio-television cross ownership rules and adopt the following less restrictive “cross-media limits”:

- In markets with nine or more TV stations, there will be no FCC restriction on newspaper-broadcast cross-ownership or television-radio cross-ownership.

- In markets with four to eight TV stations, combinations will be limited so as to permit ownership of the following: a) daily newspapers, one TV station and up to one-half of the radio station limit for that market; or b) daily newspapers and up to the radio station limit for that market (but no TV stations); or c) two TV stations (if permitted under the local TV ownership rule), and up to the radio station limit for that market (but no daily newspapers).

- In markets with three or fewer TV stations, no cross-ownership will be permitted among TV, radio and newspapers, but a company may seek a waiver of the ban if it can show that the cross-owned properties do not serve the same area. In addition, waivers may be available if it can be shown that the combination will increase the availability of local news.

Morris Communications’ subsidiaries currently hold, under waivers granted by the FCC, radio broadcast licenses in two of Morris Publishing’s newspaper markets: Amarillo, Texas and Topeka, Kansas. A subsidiary of Morris Communications has also received from the FCC a twelve month waiver to hold a radio broadcast license for a station it expects to acquire with a service contour that includes Newton, Kansas, which is also one of our newspaper markets. Should the revised ownership rules adopted by the FCC withstand court and Congressional challenges and become effective, we believe that the radio broadcast licenses held for these locations will be able to continue to be held without waivers. If, however, the court challenge seeking to overturn the rules is successful or if Congress were to overturn the new ownership rules or to impose new limitations on newspaper-broadcast cross-ownership, Morris Communications and Morris Publishing might need to divest either their radio broadcast licenses for these markets or their newspaper interests in these markets. Further, FCC cross-ownership rules may have the effect of preventing us from pursuing or consummating a newspaper acquisition that our management would have otherwise pursued in markets in which Morris Communications owns radio stations.

•	Local Radio Ownership Limit

With respect to local radio ownership, the FCC limits the number of radio stations that a single entity may own in a single market. The new rule retains the current limits on local radio ownership, but modifies the methodology for defining a radio market. The signal contour method of defining local radio markets would be replaced with a geographic approach assigned by Arbitron. The FCC has initiated a rulemaking proceeding seeking comment on how to define, under its new rules, radio markets not ranked by Arbitron.

Numerous parties filed appeals of the FCC’s new rules, and the U.S. Court of Appeals for the Third Circuit has issued a stay pending the outcome of litigation. Thus, it could be some time, if ever, before the FCC’s new rules take effect. In addition, legislation has been proposed in Congress to codify certain of the existing FCC ownership rules and/or to overturn certain of the new FCC ownership rules and/or to impose new limitations on newspaper-broadcast cross-ownership.

The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, materially adversely affect the operation and ownership of Morris Publishing. Morris Publishing is unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on our operations.

Environmental matters

Our newspapers use inks, photographic chemicals, solvents and fuels. The use, management and disposal of these substances and our operations in general are regulated by federal, state, local and foreign environmental laws and regulations including those regarding the discharge, emission, storage, treatment, handling and disposal of hazardous or toxic substances as well as remediation of contaminated soil and groundwater. These laws and regulations impose significant capital and operating costs on our business and there are significant penalties for violations.

Certain environmental laws hold current owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances. Because of our operations, the long history of industrial operations at some of our facilities, the operations of predecessor owners or operators of certain of our businesses, and the use, production and release of regulated materials at these sites and at surrounding sites, we may be subject to liability under these environmental laws. Many of our facilities have never been subjected to phase I environmental audits. Various facilities of ours have experienced some level of regulatory scrutiny in the past and are, or may become, subject to further regulatory inspections, future requests for investigation or liability for past practices.

The federal Comprehensive Environmental Response, Compensation & Liability Act of 1980 as amended (“CERCLA”) and similar state counterpart acts, provide for strict, and under certain circumstances, joint and several liability, for among other things, generators of hazardous substances disposed of at contaminated sites. We have received requests for information or notifications of potential liability from the United States Environmental Protection Agency under CERCLA and states under counterpart acts for a few off-site locations. We have not incurred any significant costs relating to these matters and we have no information to suggest that we will incur material costs in the future in responding to conditions at these sites.

The nature of our operations exposes us to certain risks of liabilities and claims with respect to environmental matters. We believe our operations are currently in material compliance with applicable environmental laws and regulations. In many jurisdictions, environmental requirements may be expected to become more stringent in the future which could affect our ability to obtain or maintain necessary authorizations and approvals or result in increased environmental compliance costs.

We do not believe that environmental compliance requirements are likely to have a material effect on us. We cannot predict what additional environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted, or the amount of future expenditures that may be required in order to comply with these laws. There can be no assurance that future environmental compliance obligations or discovery of new conditions will not arise in connection with our operations or facilities and that these would not have a material adverse effect on our business, financial condition or results of operations.

Management

Directors and executive officers

The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Years in newspaper business	Title

William S. Morris III	69	47	Chairman of the Board of Directors

William S. Morris IV	44	14	CEO, President and Director

Craig S. Mitchell	45	10	Director, Senior Vice President—Finance, Secretary and Treasurer

Carl N. Cannon	60	39	Executive Vice President

James C. Currow	60	40	Executive Vice President

Steve K. Stone	51	25	Senior Vice President—Chief Financial Officer

Susie Morris Baker	36	11	Director, Vice President

J. Tyler Morris	41	15	Director

Mary E. Morris	70	8	Director

Our directors and executive officers are elected by, and serve at the discretion of, Morris Communications, which can add, remove and replace them at any time. References to service as directors and executive officers for periods prior to the formation of Morris Publishing in 2001 are to positions with our corporate predecessors in the newspaper business. These individuals also hold the same positions in the co-issuer, Morris Publishing Finance Co. The board of directors does not have any committees.

William S. Morris III—Mr. Morris has served as chairman of our board of directors for at least 30 years. Mr. Morris is the chairman of Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries and is also the chief executive officer of all of these companies except Morris Publishing and its subsidiaries. Mr. Morris is active in community and state affairs, as well as in the newspaper and outdoor advertising industry and has recently completed a tenor as Chairman of the Newspaper Association of America. Mr. Morris has a journalism degree from the University of Georgia and has been in the newspaper business all of his working career.

William S. Morris IV—Mr. Morris has been our president since 1996, our chief executive officer since 2001, and a director since 1996 and is also a director and the president of Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries. He joined the family business in 1990 and prior to becoming our president has served as assistant to the president. Prior to that he served as assistant to the general manager, general manager and publisher of various of our newspapers and magazines. Prior to joining us, Mr. Morris worked for United Yellow Pages, Inc., selling independent telephone advertising and Gannett Outdoor Group in the leasing department and as national sales manager. He graduated from Emory University in 1983 with a degree in economics.

Craig S. Mitchell —Mr. Mitchell became senior vice president-finance in November 2003 and has served as vice president-finance, secretary and treasurer since 1999 and as a director since 1999.

He holds similar positions with Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries. Prior to joining Morris Publishing, Mr. Mitchell was employed by Deloitte Haskins & Sells in its tax department and by President Baking Company as its treasurer. Mr. Mitchell holds an accounting degree from Augusta College and a Master of Accountancy (tax option) from the University of Georgia.

Carl N. Cannon—Mr. Cannon became executive vice president in November 2003 and has served as vice president-newspapers with responsibility for our Florida publishing group and our eastern community newspapers division, including The Florida Times-Union, our largest publication, since 1991. Prior to that Mr. Cannon held numerous management positions with us in Georgia, Texas, and Florida. He has a degree in journalism from the University of Georgia and has spent his entire business career with Morris Publishing.

James C. Currow—Mr. Currow became executive vice president in November 2003 and has served as vice president-newspapers with responsibility for our metro newspapers outside of Florida and for our western community newspapers since 1998. Prior to joining us, Mr. Currow started a newspaper management consulting firm and also served as vice president of Sales and Marketing at The Miami Herald, and as president and chief executive officer of Milwaukee Journal and Sentinel. In April 1997, he was named senior vice president and chief marketing officer of the Newspaper Association of America. Mr. Currow serves on the Board of the Newspaper Association of America, chairs the Marketing Committee and serves on the Executive Committee. Mr. Currow holds a B.S. degree in management from Charleston Southern University and is a 1992 graduate of the Harvard Business School Advanced Management Program.

Steve K. Stone—Mr. Stone became senior vice president in November 2003 and has served as our vice president and chief financial officer-newspapers and has been the head of MStar Solutions, LLC, the Morris Communications subsidiary operating the Shared Services Center since 2002. Mr. Stone has 24 years experience in the newspaper industry and prior to joining us in 2002, Mr. Stone was Assistant Vice President/Shared Services for Knight Ridder, Inc. He has also served as Vice President/Chief Financial Officer for the Charlotte Observer, Director of Finance/Controller for The Miami Herald, and held various financial positions at the San Jose Mercury News, Columbus Ledger-Inquirer and the Wichita Eagle Beacon. Mr. Stone holds a BBA degree from Southwestern College.

Susie Morris Baker—Mrs. Baker has been a director and vice president of newspapers since 1999 and is also a director of Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries. She has also served as vice president of the Alaska newspapers for Morris Publishing, with responsibility for the Juneau Empire, the Peninsula Clarion in Kenai, and The Alaska Journal of Commerce and Alaskan Equipment Trader in Anchorage. Prior to that, Mrs. Baker was the publisher of the Quarter Horse News and Barrel Horse News in Fort Worth, Texas and publisher of the Peninsula Clarion. Mrs. Baker received a B.A. from Mary Baldwin College in Staunton, Virginia in 1990 and received a master’s degree in business administration from Southern Methodist University in Dallas, Texas in 1998.

J. Tyler Morris—J. Tyler Morris has been a director since 1996 and is also a director of Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries. He has served as the vice president of the Morris Communications’ Cowboy Publishing Group in the magazine division. He is currently chairman, president and chief executive officer of Texas Aerospace Services in Abilene, Texas. Prior to that he worked at Lubbock Avalanche-Journal and Gray’s Sporting Journal and at the Fort Worth Star-Telegram. Mr. Morris graduated from the University of Georgia in 1987 with a degree in journalism.

Mary E. Morris—Mrs. Morris has been a director of Morris Publishing since 1996 and is also a director of Morris Communications, Shivers Trading & Operating Company, our ultimate parent, and its other subsidiaries. She is active in volunteer work with church and civic organizations and has served on many boards including the board of the Morris Museum of Art and the State Botanical Garden of Georgia.

William Morris III and Mary Morris are husband and wife. William Morris IV, J. Tyler Morris and Susie Morris Baker are their children.

Executive compensation

Some of our executive officers serve in similar capacities for our parent, Morris Communications, its ultimate parent, Shivers Trading & Operating Company, and their other subsidiaries. Historically, we have allocated a portion of their services and compensation to Morris Publishing. Commencing August 7, 2003, compensation for services rendered by William S. Morris III, William S. Morris IV, Susie M. Baker, Craig S. Mitchell and Steve K. Stone will not be payable directly by us but their services will be provided under the management agreement. See “Certain relationships and related transactions.” The following table sets forth all compensation awarded to, earned by, or paid for services rendered to Morris Publishing in all capacities during the three years ended December 31, 2003 for our chief executive officer, our four other most highly compensated executive officers and our executive officer director.

Name and principal position	Year	Annual compensation		All other compensation

		Salary ($)	Bonus($)

William S. Morris IV(g)	2003	315,000	$267,034	17,079	(a)
President and Chief Executive Officer	2002 2001	510,000 450,000	60,000 63,000	31,199 25,732

Carl C. Cannon	2003	700,000	114,763	366,123	(b)
Executive Vice President	2002 2001	650,000 600,000	108,447 1,480	233,349 225,800

James C. Currow	2003	566,667	60,794	139,695	(c)
Executive Vice President	2002 2001	500,000 475,000	96,332 44,923	33,439 30,218

Craig S. Mitchell(g)	2003	105,000	210,000	5,044	(d)
Senior Vice President-Finance, Treasurer and Secretary	2002 2001	165,000 150,000	60,000 —	8,879 —

Steve K. Stone(g)	2003	87,500	71,292	3,500	(e)
Senior Vice President Chief Financial Officer	2002 2001	109,650 —	— —	8,416 —

Susie M. Baker(g)	2003	85,313	48,000	18,969	(f)
Vice President	2002 2001	131,262 120,000	— 27,000	27,904 21,624
(a)	Includes (a) imputed income for use of company vehicle in the amount of $4,717, $4,717 and $2,752 for 2001, 2002 and 2003 (b) employer contributions to the Morris Communications 401(k) Plan in the amounts of $5,100, $6,000 and $3,500 for 2001, 2002 and 2003, respectively and (c) other fringe benefits for the use of company facilities and participation in the executive medical reimbursement plan in the amounts of $15,915, $20,482 and $10,827 for 2001, 2002 and 2003, respectively.

(b)

Includes (a) employer contributions and earnings under Morris Communications deferred compensation plan of $200,000 , $200,000 and $331,706 for 2001, 2002 and 2003, respectively (b) imputed income for use of company vehicle in the amount of $9,924 for 2001, 2002 and 2003, respectively (c) employer contributions to the Morris Communications 401(k) Plan in the

amounts of $8,500, $10,000 and $10,000 for 2001, 2002 and 2003, respectively and (d) other fringe benefits for the use of company facilities and participation in the executive medical reimbursement plan in the amounts of $7,360, $13,515 and $14,493 for 2001 and 2002 and 2003, respectively.

(c)	Includes (a) imputed income for use of company vehicle in the amount of $16,718 each year for 2001 and 2002, and $21,236 for 2003 (b) employer contributions to the Morris Communications 401(k) Plan in the amounts of $8,500, $10,000 and $10,000 for 2001, 2002 and 2003, respectively; (c) employer contributions and earnings under Morris Communications deferred compensation plan of $102,891 for 2003, and (d) other fringe benefits such as the executive medical reimbursement plan in the amounts of and of $5,000, $9,961 and $5,568 for 2001, 2002 and 2003, respectively.

(d)	Includes (a) employer contributions to the Morris Communications 401(k) Plan in the amounts of $5,100, $6,000 and $3,500 for 2001, 2002 and 2003, respectively (b) other fringe benefits such as participation in the executive medical reimbursement plan in the amount of $2,934, $2,879 and $1,544 for 2001, 2002 and 2003, respectively.

(e)	Includes (a) employer contributions to the Morris communications 401(k) Plan in the amount of $3,500 for 2003 and (b) other fringe benefits such as reimbursement of taxable moving expenses in the amount of $8,416 for 2002.

(f)	Includes (a) imputed income for use of company vehicle in the amount of $11,657 for 2001 and $11,657 for 2002 and $6,800 for 2003 (b) employer contributions to the Morris Communications 401(k) Plan in the amounts of $5,100, $6,000 and $3,500 for 2001, 2002 and 2003, respectively and (c) other fringe benefits for the use of company facilities and participation in the executive medical reimbursement plan in the amounts of $4,867, $10,247 and $8,669 for 2001, 2002 and 2003, respectively.

(g)	For each year, this table does not include compensation paid to this individual for services to Morris Communications or its other affiliates. For 2003, this table includes compensation paid to this individual for services through August 7, 2003, but includes no compensation for services provided to us by such individual under the management agreement with Morris Communications after such date (because their services were covered by the management fee). Taking into account the compensation paid to these individuals after August 7, 2003 by Morris Communications, with respect to their services for our benefit under the management agreement, the salaries and other compensation, would have totaled (a) for Mr. Morris $540,000 salary and $29,278 other, (b) for Mr. Mitchell $180,000 salary and $8,647 other, (c) for Mr. Stone $150,000 salary and $6,000 other, and (d) for Mrs. Baker $146,250 salary and $32,519 other.

No information is presented for options, restricted stock awards, long term incentive or other compensation because no such compensation has been awarded. We have not granted any options or stock appreciation rights in the last fiscal year or otherwise.

Employment agreements

Morris Publishing has no employment agreements with its executive officers. We have designed our incentive and compensation programs to retain key employees, but no such programs obligate any employee to continue to work for us, nor commit Morris Publishing to continue to employ any officer.

Compensation of directors

Our directors received no compensation for their services as such in 2003, and received less than $500 per year in 2002 and 2001.

Compensation committee interlocks and insider participation

Our board of directors does not maintain a compensation committee. No executive officer or member of our board of directors also serves as an officer or on the compensation committee of any other entity with an executive officer on our board of directors. The Morris family, including William S. Morris III, our chairman, and his son, William S. Morris IV, our president and chief executive officer, beneficially own all of the equity interests in Morris Communications, our parent company. By virtue of such equity ownership, the Morris family has the sole power to determine the outcome of any company matter or transaction, including compensation matters.

Beneficial ownership

Morris Communications and Morris Publishing are lower tier subsidiaries of Shivers Trading & Operating Company, which is beneficially owned 100% by William S. Morris III and members of his immediate family. Mr. Morris III and his wife, Mary E. Morris, together directly own over 50% of the voting stock of Shivers and together beneficially own approximately 66% of the total common stock of Shivers. Their three adult children, including Mr. Morris IV, each directly own approximately 16% of the voting stock and each beneficially own approximately 11% of the total common stock of Shivers.

Certain relationships and related transactions

Various entities which are affiliated with Morris Communications and the Morris family have engaged, and will in the future engage, in transactions with us some of which may be viewed, from the perspective of a note holder of Morris Publishing, as significant. These transactions may not necessarily be consummated on an arm’s-length basis and therefore may not be as favorable to us as those that could be negotiated with non-affiliated third parties.

We receive certain services from, and have entered into certain transactions with, Morris Communications. Costs of the services that have been allocated to us are based on actual direct costs incurred or on Morris Communications’ estimate of the proportion of expenses incurred by Morris Communications that related to the services provided to us. Morris Communications made the allocations based on usage or other factors such as percentage of revenues, number of employees and other applicable factors in estimating the proportion of corporate expenses to allocate to us. We believe that these allocations have been made on a reasonable basis, and approximate all of the material incremental costs we would have incurred had we been operating on a stand-alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what the costs of obtaining such services from third parties would have been. Management fees and technology and shared services fees aggregated $28.2 million for the year ended December 31, 2002 and $33.9 million for the year ended December 31, 2003. These fees do not include other transactions between Morris Publishing, on the one hand, and Morris Communications and its other subsidiaries, on the other hand, including cash management, employer 401(k) contributions, workers’ compensation expense and intercompany borrowings. See Notes 1 and 8 to Notes to Consolidated Financial Statements for December 31, 2003, 2002 and 2001.

While historically balances between Morris Publishing, on the one hand, and Morris Communications, and its other subsidiaries, on the other hand, were settled primarily through member’s deficit (as distributions or contributions), it is expected that such amounts in the future will be settled through payment. While historically Morris Communications provided cash management for Morris Publishing, at and after August 1, 2003 Morris Publishing’s cash and investment management activities have been segregated from those of Morris Communications and its other subsidiaries and all cash and investments are held in separate accounts of Morris Publishing.

Historically borrowing capacity for Morris Publishing was provided in large part through borrowings by Morris Communications under its credit facility, the proceeds of which were then lent to Morris Publishing through intercompany loans. On August 7, 2003, Morris Publishing repaid its indebtedness to Morris Communications and entered into the new credit facilities described in “Description of other indebtedness.” It is expected that the principal external source of liquidity for Morris Communications and its other subsidiaries will be loans by or distributions from Morris Publishing. We may provide loans to Morris Communications or its operating subsidiaries for general business purposes or to make acquisitions in the future, at interest rates equal to our cost of borrowing under our new credit facilities. Any such loans may utilize borrowing capacity under our new credit facilities that may otherwise have been available for our business purposes. As of December 31, 2003, we had $4.5 million of outstanding loans due from Morris Communications.

We will continue to be managed by Morris Communications pursuant to a management agreement and as compensation for these services, Morris Communications will be entitled to receive annual management fees (payable monthly) equal to the greater of 4.0% of our annual total operating revenues or the amount of actual expenses allocable to the management of our business by Morris Communications (such allocations to be based upon time and resources spent on the management of our business by Morris Communications). Historically, Morris Communications’ costs of providing these services has been allocated among its operating divisions and our allocated share is reflected in our financial statements. For the last four years, our allocable costs for the services provided by Morris Communications have been approximately 4.2% of our annual total operating revenues, ranging from 4.4% in 2000 to 3.9% in 2003 through August 7, 2003. In addition, as part of the initiatives commencing in 2002 to develop the Shared Services Center and technological platform, we will also pay our allocable share (based upon usage) of the actual costs of operations of MStar Solutions.

In addition to the management services, we may share other miscellaneous facilities and costs with Morris Communications and its other subsidiaries. Shared costs may include joint promotions or the use of facilities, equipment, supplies or employees of one division for the benefit of an affiliate and the costs will be allocated among the various entities by Morris Communications. Shared facilities include the home office complex of buildings in Augusta, Georgia, which we own for use of The Augusta Chronicle, but which will also be used as the home office and principal place of business of Morris Communications.

In December 2002, we sold our recently completed facility in Savannah, Georgia to an affiliated party at carrying value for cash of $11.9 million, and entered into a 10 year operating lease expiring on December 31, 2012. We are required to make equal monthly payments of $92,000 beginning January 1, 2003, and continuing on the first date of each subsequent month during the term of this lease. Beginning on January 1, 2004 and January 1 of each subsequent year during the lease term the annual base rent shall increase by the lesser of (i) four percent, and (ii) the percentage increase in the Consumer Price Index for the preceding calendar year.

As chairman, Mr. Morris III received aggregate compensation in 2003 of less than $60,000.

In the ordinary course of our business, we may sell goods and services to affiliates, including newspaper advertising, and we may purchase goods and services from affiliates, such as radio or outdoor advertising and promotions or space in hotels owned by affiliates.

We participate in a tax sharing agreement with our affiliates whereby we are required to pay to our parent an amount equal to the taxes we would have been required to pay as a separate corporation. We are a single member limited liability company that is disregarded for federal income tax purposes and are part of the consolidated tax return of our ultimate parent corporation and its subsidiaries. We may become jointly and severally liable for all income tax liability of the group in the event other subsidiaries are unable to pay the taxes attributable to their operations.

See “Risk factors” and “Management—Executive compensation.”

The exchange offer

Purpose of the exchange offer

The original notes were initially issued and sold on August 7 and September 24, 2003. Those sales were not registered under the Securities Act of 1933, as amended, in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A under the Securities Act. We and the initial purchasers of the original notes entered into registration rights agreements on the issuance dates of the original notes. Under the registration rights agreements, we agreed to file and cause to become effective with the SEC the registration statement of which this prospectus is a part to effect the exchange of original notes for exchange notes.

The sole purpose of this exchange offer is to fulfill our obligations under the registration rights agreements.

Conditions to exchange offer

Completion of the exchange offer is subject to the conditions that the exchange offer not violate any applicable law or interpretation of the staff of the Division of Corporation Finance of the SEC and that no injunction, order or decree has been issued that would prohibit, prevent or materially impair our ability to proceed with the exchange offer. The exchange offer is also subject to various procedural requirements discussed below with which holders must comply. We reserve the right, in our absolute discretion, to waive compliance with these requirements subject to applicable law, however, all conditions must be satisfied or waived prior to the expiration of the exchange offer in order for exchange notes to be issued in exchange for original notes.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any such original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus is a part or qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

Terms of the exchange offer

We are offering to exchange, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, $1,000 principal amount of exchange notes for each $1,000 principal amount of original notes. Based on the position of the staff of the Division of Corporation Finance of the SEC as stated in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes will generally be freely transferable by holders thereof. See “Plan of distribution” on page 127. However, we have not asked for an interpretive letter from the SEC with respect to the exchange offer. Otherwise, the terms of the exchange notes are identical in all respects to the terms of the original notes for which they may be exchanged pursuant to this exchange offer. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See “Description of the exchange notes” on page 76.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of distribution” on page 127.

If you are an affiliate of ours or if you intend to participate in the exchange offer for the purpose of distributing the exchange notes, or if you are a broker-dealer that purchased original notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, you will not be permitted or entitled to tender those original notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of those original notes unless that sale is made pursuant to an exemption from such requirements. See “Plan of distribution” on page 127.

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered or accepted for exchange.

Holders of original notes do not have any appraisal or dissenters’ rights in connection with this exchange offer.

Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering all or any portion of your original notes in this exchange offer. In addition, no one has been authorized to make any recommendation as to whether you should tender notes in this exchange offer. You must make your own decision whether to tender original notes in the exchange offer and, if so, the aggregate amount of original notes to tender based on your own financial positions and requirements.

If any tendered original notes are not accepted for exchange because of an invalid tender, global securities for any such unaccepted original notes will be returned, without expense, to the tendering holder promptly after completion of this exchange offer.

Holders who tender original notes in connection with this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes in connection with this exchange offer. We will pay all charges and expenses in connection with this exchange offer. See “— Fees and expenses” on page 73.

Expiration date; extensions; termination; amendments

The exchange offer will expire at 5:00 p.m., New York City time, on [            ], 2004 unless we, in our sole discretion, extend the period during which the exchange offer is open by giving written notice to the exchange agent and by timely public announcement communicated no later than 9:00 a.m. on the next business day following the date for expiration, unless otherwise required by applicable law or regulation, by making a press release. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

We expressly reserve the right to:

•	terminate the exchange offer and not accept for exchange any original notes if we reasonably determine that the conditions to the exchange offer have not been satisfied, and

•	amend the terms of the exchange offer in any manner permitted by applicable law, whether before or after any tender of original notes.

If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the date of expiration, we will exchange the exchange notes for original notes on the first business day following the expiration date.

If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the holders of the original notes, and if at the time that such prospectus supplement is first sent or given to holders of original notes, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such prospectus supplement is first so sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

We will mail this prospectus and the related letter of transmittal and other relevant materials to record holders of original notes and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

Exchange offer procedures

How to tender

Your tender to us of original notes pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions stated below and in the letter of transmittal.

General procedures

You may tender your original note by:

•	properly completing and signing the letter of transmittal and delivering it, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer pursuant to the procedure described below), to the exchange agent at its address set forth below on or prior to the date the exchange offer expires, or

•	complying with the guaranteed delivery procedures described below.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of distribution” on page 127.

If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange for those original notes are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by one of the institutions just described.

If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those original notes, you should contact that holder promptly and instruct that holder to tender those original notes on your behalf. If you wish to tender those original notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those original notes, make appropriate arrangements to register ownership of those original notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time due to the transfer procedures the broker must follow to register the transfer.

Book-entry transfer

The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company (DTC) for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, you must send the letter of transmittal, with any required signature guarantees and any other required documents, to the exchange agent at the address specified below and it must be received by the exchange agent on or prior to the date the exchange offer expires or you must comply with the guaranteed delivery procedures described below.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use the Automated Tender Offer Program procedures to tender original notes.

Any participant in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange for original notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. An agent’s message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against that participant.

Letters of transmittal and original notes must be sent only to the exchange agent. Do not send letters of transmittal or original notes to us or DTC.

THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT’S MESSAGE THROUGH THE AUTOMATED TENDER OFFER PROGRAM, IS AT YOUR ELECTION AND RISK. IF YOU SEND THESE DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, THAT YOU OBTAIN PROPER INSURANCE, AND THAT YOU MAIL THOSE DOCUMENTS SUFFICIENTLY IN ADVANCE OF THE DATE ON WHICH THE EXCHANGE OFFER EXPIRES TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE SUCH DATE.

Guaranteed delivery procedures

If you wish to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, stating:

•	the name and address of the tendering holder,

•	the principal amount of the original notes being tendered,

•	the names in which the original notes are registered,

•	if possible, the certificate numbers of the original notes to be tendered, and

•	that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the appropriate submitting institution, the original notes, in proper form for transfer, will be delivered by such appropriate submitting institution together with a properly completed and duly executed letter of transmittal (and any other required documents).

Such a tender will be effective only if such notice is received by the exchange agent before the exchange offer expires.

Unless original notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by appropriate submitting institutions for the purposes described in the paragraphs above are available from the exchange agent.

A tender will be deemed to have been received as of the date when your properly completed and duly signed letter of transmittal or agent’s message accompanied by the original notes (or a timely book-entry confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an appropriate submitting institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely book-entry confirmation).

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us, which determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders; provided any such waivers, if made, shall apply to all tenders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Terms and conditions of the letter of transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

By tendering your original notes for exchange, you thereby exchange, assign and transfer the original notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. You will be required to represent and warrant that you have full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of those tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or proxy. You will also warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes by us, and the issuance of exchange notes in exchange for those notes shall constitute performance in full by us of our obligations under the registration rights agreements and that we will have no further obligations or liabilities under that agreement (except in certain limited circumstances). All authority conferred by you will survive your death or incapacity, and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

By tendering original notes and executing the letter of transmittal, or transmitting an agent’s message, as the case may be, you represent that:

•	you are not an affiliate of ours as defined in Rule 405 of the Securities Act of 1933;

•	you are not a broker-dealer that owns original notes acquired directly from us or from an affiliate of ours;

•	you are acquiring the exchange notes offered hereby in the ordinary course of business; and

•	you have not agreed with anyone to distribute the exchange notes.

If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you represent that you have not agreed with us or our affiliates to distribute the exchange notes and agree to deliver a prospectus in connection with any resale of the exchange notes; and you may exclude the representation in the last bullet point above.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business since the respective dates as of which information is given herein. We are not making the exchange offer to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Withdrawal rights

You may withdraw any original notes you have tendered pursuant to the exchange offer, in multiples of $1,000, at any time prior to the date on which the exchange offer expires.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth below in the “Exchange agent” section prior to the date on which the exchange offer expires. Any such notice of withdrawal must state:

•	the person named in the letter of transmittal as having tendered original notes to be withdrawn;

•	if possible, the certificate numbers of original notes to be withdrawn;

•	the principal amount of original notes to be withdrawn;

•	a statement that such holder is withdrawing its election to have those original notes exchanged, and

•	the name of the registered holder of those original notes.

The withdrawal notice must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn.

The exchange agent will return the properly withdrawn original notes promptly following receipt of the notice of withdrawal. We will determine all questions as to the validity of notices of withdrawal, including time of receipt, and such determinations will be final and binding on all persons.

Acceptance of original notes for exchange; delivery of exchange notes

Upon the terms and subject to the conditions of the exchange offer, we will choose and notify the exchange agent of the date on which the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered original notes when we have given written notice thereof to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of the exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with DTC) promptly following the date on which the exchange offer expires, or, if we terminate the exchange offer prior to such date, promptly after the exchange offer is so terminated.

Accrued interest on exchange notes

You will not receive accrued but unpaid interest on original notes at the time you tender them. Rather, that interest will be payable on the exchange notes delivered in exchange for the original notes on the first interest payment date after the exchange date.

Accounting treatment

The exchange notes will be recorded at the same carrying value as the original notes for which they are exchanged, which is the aggregate principal amount of the original notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange notes.

Exchange agent

Wachovia Bank, National Association has been appointed as the exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent as follows:

By Regular, Registered or Certified Mail, or by Hand:

Wachovia Bank, National Association

Customer Information Center

Corporate Trust Operations

1525 West W.T. Harris Blvd., 3C3

Charlotte, NC 28288-1153

Attention: Carrie Garris

or

By Overnight Courier:

Wachovia Bank, National Association

Customer Information Center

Corporate Trust Operations

1525 West W.T. Harris Blvd., 3C3

Charlotte, NC 28262

Attention: Carrie Garris

Telephone:

704-590-7415

Alternatively, if a New York address is preferred, please send to:

Wachovia Bank, National Association

Corporate Trust Group

Mailcode NY4040

One Penn Plaza, Suite 1414

New York, NY 37203

Attention: Raymond DelliColli

Telephone:

212-273-7013

Delivery to an address other than as stated above, or transmissions of instructions to a facsimile number other than the one stated above, will not constitute a valid delivery.

Fees and expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, printing, accounting and legal fees.

Holders who tender their original notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of the original notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from such taxes is not submitted with the letter of transmittal, the amount of such taxes will be billed directly to such tendering holder.

Description of other indebtedness

Senior secured indebtedness

Term loan facility and revolving loan facility

Our $400.0 million senior Secured Credit Facilities (“Senior Secured Credit Facilities”), for which JPMorgan Chase Bank serves as administrative agent, consist of (1) a term loan facility that will mature on March 31, 2011, in an aggregate principal amount of $225.0 million (the “Term Loan Facility”) and (2) a revolving credit facility that will mature on September 30, 2010, in an aggregate principal amount of $175.0 million (the “Revolving Loan Facility”). As of December 31, 2003, we had no amount outstanding on the Revolving Loan Facility.

In addition, at any time after the closing of the Senior Secured Credit Facilities, Morris Publishing may solicit any or all of the lenders to provide, in one or more series, additional term loans in an aggregate amount of up to $300.0 million, less the principal amount of any future senior unsecured notes (not including these notes).

Interest rate

The Term Loan Facility bears interest at (i) LIBOR plus 2.25% or (ii) the applicable federal funds rate plus 0.5% (“ABR”) plus 1.25%.

The Revolving Loan Facility bears interest (i) at a spread above a base rate equal to the higher of (x) JPMorgan Chase Bank’s prime lending rate or (y) the ABR, or (ii) at a spread above the Eurodollar rate. The spread applicable to borrowings under the Revolving Loan Facility is determined by reference to our trailing total debt to cash flow ratio. The spread applicable for ABR borrowings ranges from 1.0% to 1.5%. The spread applicable for Eurodollar rate borrowings ranges from 2.0% to 2.5%. For the period of six months after the closing date of the Senior Secured Credit Facilities, the spread on ABR borrowings is 1.25% and the spread on Eurodollar rate borrowings is 2.25%.

Amortization Schedule

The Term Loan Facility requires the following principal amortization: 2003—none; 2004,—$562,500; 2005–2010,—$2.25 million per year; and the remaining principal amount in 2011.

There is no required amortization of the Revolving Loan Facility prior to its maturity on September 30, 2010.

Guarantees

The Senior Secured Credit Facilities are guaranteed by Morris Communications and most of its subsidiaries (existing or thereafter acquired) including subsidiaries with operations in outdoor advertising, radio broadcasting and book publishing. Morris Communications and its subsidiaries with operations in outdoor advertising, radio broadcasting and book publishing will not be guarantors of the notes.

Collateral

The term loan facility and the revolving facility are secured by perfected first-priority security interests in, and (as applicable) mortgages on:

(1)	all equity capital of Morris Communications held by its direct parent, Morris Communications Holding Company, LLC;

(2)	all of the equity capital of each of the credit parties under the Senior Secured Credit Facilities;

(3)	certain intercompany notes; and

(4)	substantially all tangible and intangible assets of Morris Communications and each guarantor (including but not limited to accounts receivable, inventory, intellectual property, all material real property, rental agreements and other contractual rights, permits and authorizations, and proceeds of the foregoing, subject to customary exceptions).

Representations and warranties, events of default, covenants and other terms

The Senior Secured Credit Facilities:

(1)	require us to meet certain financial tests on an on-going basis, including minimum interest coverage ratio, minimum fixed charge coverage ratio, and maximum cash flow ratios;

(2)	include customary representations and warranties, customary events of default (including an event of default resulting from a change of control), and other customary covenants including, among others, covenants that limit our and our subsidiaries’ ability to:

(a)	incur additional debt or guarantees;

(b)	create, or permit to exist, liens on our property or grant negative pledges;

(c)	merge with other entities;

(d)	make asset sales;

(e)	pay dividends or other amounts in respect of equity capital;

(f)	make investments, loans or advances;

(g)	engage in transactions with affiliates; and

(h)	change our fiscal year or the nature of our business.

Optional prepayments

The Senior Secured Credit Facilities may be prepaid and commitments may be reduced by Morris Publishing in certain minimum amounts. Optional prepayments of the Term Loan Facility and any incremental loan facility shall be applied to the Term Loan Facility and any incremental loan facility ratably in accordance with the principal amounts thereof, and to the installments thereof ratably in accordance with the respective amounts thereof, and may not be reborrowed.

Mandatory prepayments

The Senior Secured Credit Facilities will be mandatorily prepayable with:

(1)	the net proceeds from equity offerings, above designated amounts in the event of offerings to affiliates of Morris Communications; and

(2)	the net proceeds from certain non-ordinary course asset sales.

In addition, in the event that there is a change of control pursuant to the terms of the indenture governing the notes, the Senior Secured Credit Facilities must be paid in full and all commitments under the Senior Secured Credit Facilities shall terminate.

Description of the exchange notes

The Exchange Notes will be issued under an indenture dated August 7, 2003 (the “Indenture”), among Morris Publishing Group, LLC (“Morris Publishing”), Morris Publishing Finance Co. (“Morris Finance”), the Guarantors and Wachovia Bank, National Association, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture is available upon request.

You can find definitions of certain capitalized terms used in this description under “— Certain definitions.” In this section of the prospectus:

•	references to “Morris Publishing,” “we,” “us,” “our” or similar terms refer only to Morris Publishing and not to any of its Subsidiaries;

•	references to “Morris Finance,” a Wholly-Owned Restricted Subsidiary of Morris Publishing, shall refer only to Morris Finance;

•	references to the “Issuers” shall mean Morris Publishing and Morris Finance together;

•	references to the “Guarantors” shall mean our direct and indirect Restricted Subsidiaries that guarantee the Notes; and

•	references to “Morris Communications” shall mean our parent, Morris Communications Company, LLC, and its successors.

Brief description of the notes and the guarantees

The Exchange Notes

The Exchange Notes will be:

•	general unsecured obligations of the Issuers;

•	ranked subordinate in right of payment with all existing and future Senior Debt of the Issuers;

•	ranked equally in right of payment with any future senior subordinated Indebtedness of the Issuers;

•	ranked senior in right of payment to any future subordinated Indebtedness of the Issuers;

•	ranked effectively junior to all debt and other liabilities (including trade payables) of the Issuers’ Subsidiaries that are not Guarantors, all debt and other liabilities (including trade payables) of any Guarantor if such Guarantor’s Guarantee is subordinated or avoided by a court of competent jurisdiction and all secured obligations of the Issuers to the extent of the collateral securing such obligations, including the Issuers’ obligations under the Credit Agreement; and

•	unconditionally guaranteed by the Guarantors.

The Exchange Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Trustee will initially act as Paying Agent and Registrar for the Exchange Notes. The Exchange Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Issuers may change any

Paying Agent and Registrar without notice to holders of the Exchange Notes (the “Holders”). The Issuers will pay principal (and premium, if any) on the Exchange Notes at the Trustee’s corporate office in New York, New York. At the Issuers’ option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

The Guarantees

The Exchange Notes will be guaranteed by the Guarantors, which currently include all of the Issuer’s direct and indirect Restricted Subsidiaries. The Guarantees will be:

•	general unsecured obligations of each Guarantor;

•	ranked subordinate in right of payment with all existing and future Senior Debt of such Guarantor;

•	ranked equally in right of payment with any future senior subordinated Indebtedness of such Guarantor, including the other Guarantees;

•	ranked senior in right of payment to any future subordinated Indebtedness of such Guarantor; and

•	ranked effectively junior to all secured obligations of such Guarantor to the extent of the collateral securing such obligations, including such Guarantor’s obligations under the Credit Agreement.

Principal, maturity and interest

The Exchange Notes will be issued in an aggregate principal amount of $300,000,000. The Notes will mature on August 1, 2013. Additional Notes may be issued from time to time, subject to the limitations set forth under “—Certain covenants—Limitation on Incurrence of Additional Indebtedness.” Interest on the Notes will accrue at the rate of 7% per annum and will be payable semiannually in cash on each February 1 and August 1, commencing on February 1, 2004, to the persons who are registered Holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption.    Except as described below, the Notes are not redeemable before August 1, 2008. Thereafter, the Issuers may redeem the Notes at their option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1 of the year set forth below:

Year	Percentage
2008	103.500%
2009	102.333%
2010	101.167%
2011 and thereafter	100.000%

In addition, the Issuers must pay accrued and unpaid interest on the Notes redeemed to the date of redemption.

Optional Redemption Upon Public Equity Offerings.    At any time, or from time to time, on or prior to August 1, 2006, the Issuers may, at their option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes at a redemption price of 107.0% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided, however, that:

(1)    at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2)    the Issuers make such redemption not more than 90 days after the consummation of any such Public Equity Offering.

“Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of either (i) Morris Communications; (ii) any Person of which Morris Publishing is a direct or indirect Wholly Owned Subsidiary or (iii) Morris Publishing pursuant to a registration statement filed with the Commission in accordance with the Securities Act; provided, however, that, in the event of a Public Equity Offering by Morris Communications or such Person, Morris Communications or such Person, as the case may be, contributes to the common equity capital of Morris Publishing.

Selection and notice of redemption

In the event that the Issuers choose to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1)    in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

(2)    on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, then the notice of redemption that relates to such Note must state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Issuers have deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Subordination

The payment of all Obligations on or relating to the Notes is subordinated in right of payment to the prior payment in full in cash of all Obligations on Senior Debt of the Issuers (including all Obligations with respect to the Credit Agreement). Notwithstanding the foregoing, payments and distributions made relating to the Notes pursuant to the trust described under “Legal defeasance and covenant defeasance” shall not be so subordinated in right of payment so long as the payments into the trust were made in accordance with the requirements described under “Legal defeasance and covenant defeasance” and did not violate the subordination provisions when they were made.

The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes in the event of any distribution to creditors of either of the Issuers:

(1)    in a total or partial liquidation, dissolution or winding up of either of the Issuers;

(2)    in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to either of the Issuers or its respective property;

(3)    in an assignment for the benefit of creditors; or

(4)    in any marshalling of either of the Issuers’ respective assets and liabilities.

The Issuers also may not make any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes or acquire any Notes for cash or property or otherwise if:

(1)    a payment default on any Senior Debt occurs and is continuing; or

(2)    any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of such Designated Senior Debt.

Payments on and distributions with respect to any Obligations on, or with respect to, the Notes may and shall be resumed:

(1)    in the case of a payment default, upon the date on which such default is cured or waived; and

(2)    in case of a nonpayment default, the earliest of (x) the date on which all nonpayment defaults are cured or waived (so long as no other event of default exists), (y) 180 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee (to the extent the holder of Designated Senior Indebtedness, or any trustee or agent therefor, giving such Payment Blockage Notice, had knowledge of such default at the time such Payment Blockage Notice was delivered) shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

The Issuers must promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of either of the Issuers, Holders of the Notes may recover less ratably than creditors of the Issuers who are holders of Senior Debt. See “Risk factors.”

Guarantees

The Guarantors will jointly and severally guarantee the Issuers’ obligations under the Indenture and the Notes on a senior subordinated basis. Each Guarantee will be subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Each Guarantor may consolidate with or merge into or sell its assets to the Issuers or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Issuers without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See “Certain covenants — Merger, Consolidation and Sale of Assets.” In the event all of the Capital Stock of a Guarantor is sold by the Issuers and the sale complies with the provisions set forth in “Certain covenants — Limitation on Asset Sales,” the Guarantor’s Guarantee will be released. In addition, if the Issuers designate any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, the Guarantee of such Guarantor will be released.

Separate financial statements of the Guarantors are not included herein because such Guarantors are jointly and severally liable with respect to the Issuers’ obligations pursuant to the Notes, and the aggregate net assets, earnings and equity of the Guarantors and the Issuers are substantially equivalent to the net assets, earnings and equity of the Issuers on a consolidated basis.

Morris Publishing Finance Co.

Morris Finance will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Capital Stock to Morris Publishing, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by Morris Publishing, including the Notes, that is permitted to be incurred by Morris Publishing under “—Certain covenants—Limitation on Incurrence of Additional Indebtedness” (provided that the net proceeds of such Indebtedness are retained by Morris Publishing or loaned to or contributed as capital to one or more Restricted Subsidiaries other than Morris Finance), and activities incidental thereto. Neither Morris Publishing nor any Restricted Subsidiary shall engage in any transactions with Morris Finance in violation of the immediately preceding sentence.

Change of control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Issuers purchase all or a portion of such Holder’s Notes pursuant to the offer described below

(the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Issuers must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

Prior to the mailing of the notice referred to above, but in any event within 30 days following any Change of Control, the Issuers covenant to:

(1)    repay in full and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all other such Senior Debt and to repay the Indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer; or

(2)    obtain the requisite consents under the Credit Agreement and all other Senior Debt to permit the repurchase of the Notes as provided above.

The Issuers shall first comply with the covenant in the immediately preceding paragraph before they shall be required to either repurchase Notes or send the notice pursuant to the provisions described above. The Issuers’ failure to comply with the covenant described in the immediately preceding paragraph (and any failure to send the notice referred to in the second preceding paragraph as a result of the prohibition in the preceding paragraph) may (with notice and lapse of time) constitute an Event of Default described in clause (3) but shall not constitute an Event of Default described in clause (2) under “Events of default” below.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Issuers will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Issuers are required to purchase outstanding Notes pursuant to a Change of Control Offer, the Issuers expect that they would seek third party financing to the extent they do not have available funds to meet their purchase obligations. However, there can be no assurance that the Issuers would be able to obtain such financing.

Neither the Board of Directors of either Issuer nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Issuers and their Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Issuers, whether favored or opposed by the management of the Issuers. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Issuers or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of either of the Issuers or any of their respective Subsidiaries by the management of the Issuers. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness.    Morris Publishing will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, Morris Publishing or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue shares of Disqualified Capital Stock and any Restricted Subsidiary of Morris Publishing that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Leverage Ratio of Morris Publishing shall not be greater than 6.5 to 1.0.

Limitation on Restricted Payments.    Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)    declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of Morris Publishing) on or in respect of shares of Morris Publishing’s Capital Stock to holders of such Capital Stock;

(2)    purchase, redeem or otherwise acquire or retire for value any Capital Stock of Morris Publishing; or

(3)    make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2) and (3) being referred to as a “Restricted Payment”);

if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)    a Default or an Event of Default shall have occurred and be continuing; or

(ii)    Morris Publishing is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii)    the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of Morris Publishing) shall exceed the sum of:

(w)    the sum of (1) 100% of the cumulative Consolidated EBITDA (or if cumulative Consolidated EBITDA shall be a loss, minus 100% of such loss) of Morris Publishing earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period) less (2) 140 % of the Consolidated Interest Expense of Morris Publishing for such period; plus

(x)    100% of the aggregate net cash proceeds and the fair market value of property or other assets (determined in accordance with “—Limitations on Transactions with Affiliates” if contributed by an Affiliate) received by Morris Publishing from any Person (other than a Subsidiary of Morris Publishing) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of Morris Publishing or warrants, options or other rights to acquire Qualified Capital Stock of Morris Publishing (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(y)    without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds and the fair market value of property or other assets (determined in accordance with “—Limitations on Transactions with Affiliates” if contributed by an Affiliate) of any common equity contribution received by Morris Publishing from a holder of Morris Publishing’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under “Redemption—Optional Redemption Upon Public Equity Offerings”); plus

(z)    without duplication, the sum of:

(1)    the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2)    the net cash proceeds received by Morris Publishing or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of Morris Publishing); and

(3)    upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1)    the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)    if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of Morris Publishing, either (i) solely in exchange for shares of Qualified Capital Stock of Morris Publishing or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of Morris Publishing) of shares of Qualified Capital Stock of Morris Publishing;

(3)    so long as no Default or Event of Default shall have occurred and be continuing, repurchases by Morris Publishing of Common Stock of Morris Publishing from officers, directors and employees of Morris Publishing or any of its Subsidiaries (other than officers, directors and employees that are Permitted Holders or any Affiliates thereof) or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of Morris Publishing, in an aggregate amount not to exceed $5.0 million in any calendar year; and

(4)    Permitted Tax Distributions.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii) and (4) above shall be included in such calculation.

Limitation on Asset Sales.    Morris Publishing will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)    Morris Publishing or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by Morris Publishing’s Board of Directors);

(2)    at least 75% of the consideration received by Morris Publishing or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash, Cash Equivalents and/or Replacement Assets (as defined below) and is received at the time of such disposition; provided, however, that the amount of (i) any liabilities (as shown on Morris Publishing’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Morris Publishing or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Guarantee of a Guarantor) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision and (ii) any notes or other obligations received by Morris Publishing or such Restricted Subsidiary from such transferee that are immediately converted by Morris Publishing or such Restricted Subsidiary into cash (to the extent of the cash received) shall be deemed, to the extent of cash so received, to be cash for purposes of this provision; and

(3)    upon the consummation of an Asset Sale, Morris Publishing shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof:

(a)    to prepay any Senior Debt or Guarantor Senior Debt and, in the case of any Senior Debt or Guarantor Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

(b)    to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (excluding Capital Stock) that will be used in the business of Morris Publishing and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”); and/or

(c)    a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of such Net Cash Proceeds, Morris Publishing may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of Morris Publishing or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by Morris Publishing or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, an offer to purchase to all holders of such Pari Passu Indebtedness on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of such Pari Passu Indebtedness) on a pro rata basis, that amount of Notes (and Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by Morris Publishing or any Restricted Subsidiary of Morris Publishing, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

Morris Publishing may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of Morris Publishing and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets”, which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of Morris Publishing and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of Morris Publishing or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net

Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, Morris Publishing may use those Net Cash Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of each Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero.

Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, engage in any Asset Swaps, unless:

(1)    at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)    in the event such Asset Swap involves the transfer by Morris Publishing or any Restricted Subsidiary of assets having an aggregate fair market value in excess of $25.0 million, either (i) the terms of such Asset Swap shall be approved by a majority of the Independent Directors of Morris Publishing, but in no event fewer than two Independent Directors of Morris Publishing, such approval to be evidenced by a Board Resolution stating that such Independent Directors have determined that such transaction complies with the foregoing provisions or, (ii) in the event there are fewer than two such Independent Directors, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Asset Swap to Morris Publishing or such Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee; and

(3)    in the event such Asset Swap involves the transfer by Morris Publishing or any Restricted Subsidiary of assets having an aggregate fair market value in excess of $50.0 million, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Asset Swap to Morris Publishing or such Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

Morris Publishing will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, Morris Publishing shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of Morris Publishing to:

(1)    pay dividends or make any other distributions on or in respect of its Capital Stock;

(2)    make loans or advances to Morris Publishing or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to Morris Publishing or any other Restricted Subsidiary of Morris Publishing; or

(3)    transfer any of its property or assets to Morris Publishing or any other Restricted Subsidiary of Morris Publishing, except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law;

(b) the Indenture;

(c)    customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of Morris Publishing;

(d)    any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e)    agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f)    the Credit Agreement;

(g)    an agreement governing other Senior Debt or Guarantor Senior Debt permitted to be incurred under the Indenture; provided, however, that, with respect to any agreement governing such other Senior Debt or Guarantor Senior Debt, the provisions relating to such encumbrance or restriction are no less favorable to Morris Publishing in any material respect as determined by the Board of Directors of Morris Publishing in its reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date;

(h)    restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(i)    restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(j)    customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

(k)    an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (b), (d), (e), (g) and (h) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to Morris Publishing in any material respect as determined by the Board of Directors of Morris Publishing in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (b), (d), (e), (g) and (h).

Limitation on Preferred Stock of Restricted Subsidiaries.    Morris Publishing will not permit any of its Restricted Subsidiaries that are not an Issuer or a Guarantor to issue any Preferred Stock (other than to Morris Publishing or to a Wholly Owned Restricted Subsidiary of Morris Publishing) or permit any Person (other than Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris Publishing) to own any Preferred Stock of any Restricted Subsidiary of Morris Publishing that is not an Issuer or a Guarantor.

Limitation on Liens.    Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of Morris Publishing or any of its Restricted

Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1)    in the case of Liens securing Subordinated Indebtedness, the Notes or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2)    in all other cases, the Notes or the Guarantee of such Guarantor, as the case may be, are equally and ratably secured, except for:

(a)    Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b)    Liens securing Senior Debt and Liens securing Guarantor Senior Debt;

(c)    Liens securing the Notes and the Guarantees;

(d)    Liens of Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris Publishing on assets of any Restricted Subsidiary of Morris Publishing;

(e)    Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of Morris Publishing or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

(f)    Permitted Liens.

Prohibition on Incurrence of Senior Subordinated Debt.     Morris Publishing will not, and will not permit any Restricted Subsidiary that is a Guarantor to, incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Guarantor’s Guarantee, as the case may be, and subordinate in right of payment to any other Indebtedness of Morris Publishing or such Guarantor, as the case may be.

Merger, Consolidation and Sale of Assets.    Morris Publishing will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of Morris Publishing to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Morris Publishing’s assets (determined on a consolidated basis for Morris Publishing and Morris Publishing’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)    either:

(a)    Morris Publishing shall be the surviving or continuing corporation; or

(b)    the Person (if other than Morris Publishing) formed by such consolidation or into which Morris Publishing is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Morris Publishing and of Morris Publishing’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x)    shall be a corporation, limited liability company or limited partnership organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)    shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreements on the part of Morris Publishing to be performed or observed;

(2)    immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), Morris Publishing or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Morris Publishing immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(3)    immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)    Morris Publishing or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of Morris Publishing the Capital Stock of which constitutes all or substantially all of the properties and assets of Morris Publishing, shall be deemed to be the transfer of all or substantially all of the properties and assets of Morris Publishing.

Notwithstanding the foregoing clauses (1), (2) and (3), Morris Publishing may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing Morris Publishing in another jurisdiction.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Morris Publishing in accordance with the foregoing in which Morris Publishing is not the continuing corporation, the successor Person formed by such consolidation or into which Morris Publishing is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Morris Publishing under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of “—Limitation on Asset Sales”) will not, and Morris Publishing will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than Morris Publishing or any other Guarantor unless:

(1)    the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2)    such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee;

(3)    immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)    immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, Morris Publishing could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into Morris Publishing (with Morris Publishing being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of Morris Publishing need only comply with clause (4) of the first paragraph of this covenant.

Limitations on Transactions with Affiliates.    Morris Publishing will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the second succeeding paragraph below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of Morris Publishing or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall either (i) be approved by a majority of the Independent Directors of Morris Publishing, but in no event fewer than two Independent Directors of Morris Publishing, such approval to be evidenced by a Board Resolution stating that such Independent Directors have determined that such transaction complies with the foregoing provisions or, (ii) in the event there are fewer than two such Independent Directors, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Affiliate Transaction to Morris Publishing or such Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee. If Morris Publishing or any Restricted Subsidiary of Morris Publishing enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $5.0 million, Morris Publishing shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to Morris Publishing or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

The restrictions set forth in this covenant shall not apply to:

(1)    reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Morris Publishing or any Restricted Subsidiary

of Morris Publishing as determined in good faith by Morris Publishing’s Board of Directors or senior management;

(2)    transactions exclusively between or among Morris Publishing and any of its Restricted Subsidiaries that are Guarantors or exclusively between or among such Restricted Subsidiaries that are Guarantors, provided such transactions are not otherwise prohibited by the Indenture;

(3)    the Services Agreement or, an amendment or replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4)    Restricted Payments permitted by the Indenture;

(5)    transactions in the ordinary course of business exclusively between Morris Publishing or any of its Restricted Subsidiaries and a joint venture to which Morris Publishing or any of its Restricted Subsidiaries is a party; provided, however, that the other party or parties to such joint venture are not Affiliates of Morris Publishing, any of its Restricted Subsidiaries or any Permitted Holder; and

(6)    transactions pursuant to clauses (11) and (12) under “Permitted Investments.”

Additional Subsidiary Guarantees.    If Morris Publishing or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Domestic Restricted Subsidiary that is not a Guarantor, or if Morris Publishing or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary having total assets with a book value in excess of $500,000, then such transferee or acquired or other Restricted Subsidiary shall:

(1)    execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of Morris Publishing’s obligations under the Notes and the Indenture on the terms set forth in the Indenture; and

(2)    deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Limitations on Activities of Morris Publishing.    Morris Publishing will not, and will not cause or permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business; provided, however, that Morris Publishing may continue the business of any Restricted Subsidiary acquired in accordance with the terms of the indenture.

Limitations on Activities of Morris Finance.    Morris Finance will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issue of Capital Stock to Morris Publishing or any Wholly Owned Restricted Subsidiary of Morris Publishing, the incurrence of Indebtedness as a co-obligor or guarantor of the Notes, the Obligations under the Credit Agreement and any other Indebtedness that is permitted to be incurred by Morris Publishing under the covenant described under “—Limitation on Incurrence of Additional Indebtedness”; provided, however, that the net proceeds of such Indebtedness are retained by Morris Publishing or loaned to or contributed as capital to one or more of the Restricted Subsidiaries of Morris Publishing other than Morris Finance, and activities incidental thereto. Morris Publishing will not, and will not cause or permit any Restricted Subsidiary to, engage in any transactions with Morris Finance in violation of the preceding sentence.

Payments for Consent.    Morris Publishing will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders.    The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, Morris Publishing will furnish the Holders of Notes:

(1)    beginning with reports for the quarter ended September 30, 2003, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Morris Publishing were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of Morris Publishing and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Morris Publishing and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Morris Publishing, if any) and, with respect to the annual information only, a report thereon by Morris Publishing’s independent public accountants;

(2)    all current reports that would be required to be filed with the Commission on Form 8-K if Morris Publishing were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations; and

(3)    the certifications that would be required to be filed with the Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, if Morris Publishing were required to file such certificates, in each case within the time periods specified in such Section 302 and the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer, whether or not required by the rules and regulations of the Commission, Morris Publishing will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Morris Publishing has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of default

The following events are defined in the Indenture as “Events of Default”:

(1)    the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(2)    the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes properly tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(3)    a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after Morris Publishing receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)    the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of Morris Publishing or any Restricted Subsidiary of Morris Publishing, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by Morris Publishing or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness is $5.0 million or more or the aggregate amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $10.0 million or more at any time;

(5)    one or more judgments in an aggregate amount in excess of $10.0 million shall have been rendered against Morris Publishing or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)    certain events of bankruptcy affecting Morris Publishing or any of its Significant Subsidiaries; or

(7)    any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to Morris Publishing) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to Morris Publishing and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable; provided, however, that if there are any amounts outstanding under the Credit Agreement, the Notes shall not become due and payable until the first to occur of (i) an acceleration under the Credit Agreement or (ii) five business days after receipt by Morris Publishing and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

If an Event of Default specified in clause (6) above with respect to Morris Publishing occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1)    if the rescission would not conflict with any judgment or decree;

(2)    if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)    to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)    if Morris Publishing has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)    in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, Morris Publishing is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal defeasance and covenant defeasance

The Issuers may, at their option and at any time, elect to have their obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Issuers shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1)    the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2)    the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)    the rights, powers, trust, duties and immunities of the Trustee and the Issuers’ obligations in connection therewith; and

(4)    the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)    Morris Publishing must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)    in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)    the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)    since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5)    such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any

Lien securing such borrowings) or any other material agreement or instrument to which the Issuers or any of their Subsidiaries is a party or by which Morris Publishing or any of its Subsidiaries is bound;

(6)    the Issuers shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others;

(7)    the Issuers shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8)    the Issuers shall have delivered to the Trustee an opinion of counsel to the effect that:

(a)    the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture; and

(b)    assuming no intervening bankruptcy of the Issuers between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Issuers, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9)    certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a)     all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)    all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)    the Issuers have paid all other sums payable under the Indenture by Morris Publishing; and

(3)    the Issuers have delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the indenture

From time to time, the Issuers, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including Notes held by Affiliates of Morris Publishing) issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)    reduce the amount of Notes whose Holders must consent to an amendment;

(2)    reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)    reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)    make any Notes payable in money other than that stated in the Notes;

(5)    make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)    after the Issuers’ obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7)    modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or

(8)    release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of the holders of any Senior Debt or Guarantor Senior Debt under the subordination provisions of the Indenture (including any defined terms as used therein) without the consent of each holder of Senior Debt or Guarantor Senior Debt affected thereby.

Governing law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of Morris Publishing, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No personal liability of directors, officers, employees, members and shareholders

No director, officer, employee or member of Morris Publishing, Morris Finance, the Guarantors, Morris Communications or any Subsidiary of any of them, as such, will have any liability for any obligations under the Notes, the Indenture, the Guarantees or the Registration Rights Agreements or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of each Note. That waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of Morris Publishing or at the time it merges or consolidates with or into Morris Publishing or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of Morris Publishing or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For so long as any individual or entity that is a Permitted Holder is an Affiliate of such Person, all Permitted Holders shall be deemed to be Affiliates of such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (1) an Investment by Morris Publishing or any Restricted Subsidiary of Morris Publishing in any other Person pursuant to which such Person shall become a Restricted Subsidiary of Morris Publishing or any Restricted Subsidiary of Morris Publishing, or shall be merged with or into Morris Publishing or any Restricted Subsidiary of Morris Publishing, or (2) the acquisition by Morris Publishing or any Restricted Subsidiary of Morris Publishing of the assets of any Person (other than a Restricted Subsidiary of Morris Publishing) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by Morris Publishing or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris Publishing of:

(1)    any Capital Stock of any Restricted Subsidiary of Morris Publishing; or

(2)    any other property or assets of Morris Publishing or any Restricted Subsidiary of Morris Publishing other than in the ordinary course of business;

provided, however, that asset sales or other dispositions shall not include:

(a)    a transaction or series of related transactions for which Morris Publishing or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

(b)    the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Morris Publishing as permitted under “Merger, Consolidation and Sale of Assets”;

(c)    any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment;

(d)    the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(e)    disposals or replacements of obsolete or worn out equipment; or

(f)    an Asset Swap permitted by the “Limitation on Asset Sales” covenant.

“Asset Swap” means a concurrent purchase and sale or exchange of Permitted Business Assets between Morris Publishing or any of its Restricted Subsidiaries and another Person; provided, however, that any cash received must be applied in accordance with “Limitation on Asset Sales.”

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1)    with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2)    with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)    marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)    marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) or Fitch, Inc. (“Fitch”);

(3)    commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P, at least P-1 from Moody’s or at least F1 from Fitch;

(4)    certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)    investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above;

provided, however, that for purposes of the subordination provisions, the term “Cash Equivalents” shall not include obligations of the type referred to in clause (5).

“Change of Control” means the occurrence of one or more of the following events:

(1)    any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Morris Publishing to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than to the Permitted Holders;

(2)    the approval by the holders of Capital Stock of Morris Publishing of any plan or proposal for the liquidation or dissolution of Morris Publishing (whether or not otherwise in compliance with the provisions of the Indenture);

(3)    any Person or Group (other than the Permitted Holders and any entity formed solely for the purpose of owning Capital Stock of Morris Publishing) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of Morris Publishing;

(4)    the replacement of a majority of the Board of Directors of Morris Publishing over a two-year period from the directors who constituted the Board of Directors of Morris Publishing at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of Morris Publishing then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or

(5)    Permitted Holders shall cease to own, directly or indirectly, beneficially or of record, shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of Morris Publishing.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1)    Consolidated Net Income; and

(2)    to the extent Consolidated Net Income has been reduced thereby:

(a)    all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

(b)    Consolidated Interest Expense; and

(c)    Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1)    the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation;

(2)    the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and

(3)    an amount equal to the product of (i) the aggregate dividends paid on Disqualified Capital Stock during such period and (ii) a fraction, the numerator of which is one and the denominator of which is one minus such Person’s then effective combined tax rate, to the extent paid.

“Consolidated Leverage Ratio” means, with respect to any Person, the ratio of (a) the sum of (i) the aggregate outstanding consolidated Indebtedness of such Person and (ii) except to the extent included in the previous clause (i), the aggregate liquidation preference of any Preferred Stock of the Restricted Subsidiaries of such Person, in each case as of the date of the transaction giving rise to the need to calculate the Leverage Ratio (the “Transaction Date”) on a consolidated basis in accordance with GAAP to (b) the Consolidated EBITDA of such Person during the last four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the Transaction Date for which financial statements are available. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)    the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)    any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom (to the extent otherwise not excluded therefrom):

(1)    after-tax gains from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2)    after-tax items classified as extraordinary gains or losses;

(3)    the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4)    the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(5)    any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6)    income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7)    in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets; and

(8)    Permitted Tax Distributions.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means the Credit Agreement dated August 7, 2003, between Morris Publishing, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including one or more credit agreements, loan agreements, indentures or similar agreements extending the maturity of, refinancing, replacing, renewing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of Morris Publishing as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Morris Publishing or any Restricted Subsidiary of Morris Publishing against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means (1) Indebtedness under or in respect of the Credit Agreement and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $10.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt” by Morris Publishing.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of Morris Publishing acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of Morris Publishing delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means each guarantee of the Notes by each Guarantor.

“Guarantor” means: (1) each Domestic Restricted Subsidiary of Morris Publishing (other than Morris Finance) as of the Issue Date; and (2) each of Morris Publishing’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided, however, that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Guarantor Senior Debt” means, with respect to any Guarantor: the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of, or guaranteed by, a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(x)    all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(y)    all Interest Swap Obligations (and guarantees thereof); and

(z)    all obligations under Currency Agreements (and guarantees thereof);

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1)    any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

(2)    Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Agreement;

(3)    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4)    Indebtedness represented by Disqualified Capital Stock;

(5)    any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(6)    that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of Morris Publishing to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7)    Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to Morris Publishing; and

(8)    any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Indebtedness” means with respect to any Person, without duplication:

(1)    all Obligations of such Person for borrowed money;

(2)    all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)    all Capitalized Lease Obligations of such Person;

(4)    all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5)    all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)    guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)    all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8)    all Obligations under currency agreements and interest swap agreements of such Person; and

(9)    all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Director” of any Person means a member of the Board of Directors of such Person that are “Independent” within the meaning of the New York Stock Exchange Listed Company Manual.

“Independent Financial Advisor” means a firm of national status:

(1)    which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in Morris Publishing; and

(2)    which, in the judgment of the Board of Directors of Morris Publishing, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by Morris Publishing and its Restricted Subsidiaries (to Persons who are not otherwise Affiliates) on commercially reasonable terms in accordance with normal trade practices of Morris Publishing or such Restricted Subsidiary, as the case may be. If Morris Publishing or any Restricted Subsidiary of Morris Publishing sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of Morris Publishing such that, after giving effect to any such sale or disposition, Morris Publishing no longer owns, directly or indirectly, 50% of the outstanding Common Stock of such Restricted Subsidiary, Morris Publishing shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

“Issue Date” means the date of original issuance of the Notes and authenticated by the Trustee under the Indenture on August 7, 2003.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by Morris Publishing or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)    reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)    taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3)    repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

(4)    appropriate amounts to be provided by Morris Publishing or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by Morris Publishing or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Pari Passu Indebtedness” means any Indebtedness of Morris Publishing or any Guarantor that ranks equal in right of payment with the Notes of the Guarantee of such Guarantor, as the case may be.

“Permitted Business” means (i) the ownership and operation of regional, local and other newspapers and other businesses directly related to the newspaper operations of Morris Publishing and its Restricted Subsidiaries, including the gathering and dissemination of news and information; and (ii) broadcast, electronic media and other businesses deriving a majority of revenue from advertising or subscriptions.

“Permitted Business Assets” means assets used or useful in a Permitted Business.

“Permitted Holders” means as of the date of determination (1) William S. Morris III, William S. Morris IV, Mary S. Morris, J. Tyler Morris and Susie Morris Baker; (2) immediate family members (including spouses and direct descendants) of the Persons described in clause (1); (3) any trusts created for the benefit of the Persons described in clauses (1), (2) or (4) or any trust for the benefit of any such trust; or (4) in the event of the incompetence or death of any of the Persons described in clauses (1) and (2), such Person’s estate, executor, administrator, committee or other personal representative or beneficiaries, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Morris Publishing.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)    Indebtedness under the Notes issued in the Offering in an aggregate principal amount not to exceed $250.0 million, the Indenture and the Guarantees;

(2)     Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $450.0 million less the amount of all mandatory principal payments actually made by Morris Publishing in respect of the term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a replaced Credit Agreement);

(3)    other Indebtedness of Morris Publishing and its Restricted Subsidiaries outstanding on the Issue Date less the amount of any scheduled amortization payments or mandatory prepayments, in each case, when actually paid, or permanent reductions thereon;

(4)    Interest Swap Obligations of Morris Publishing or any Restricted Subsidiary of Morris Publishing covering Indebtedness of Morris Publishing or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect Morris Publishing and its Restricted Subsidiaries from fluctuations in interest rates;

(5)    Indebtedness under Currency Agreements; provided, however, that (a) in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Morris Publishing and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder and (b) such Currency Agreements are designed to protect Morris Publishing or any Restricted Subsidiary of Morris Publishing against fluctuations in currency values;

(6)    Indebtedness of a Restricted Subsidiary of Morris Publishing to Morris Publishing or to a Wholly Owned Restricted Subsidiary of Morris Publishing for so long as such Indebtedness is held by Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris Publishing or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris

Publishing or the holder of a Lien permitted under the Indenture; provided, however, that if as of any date any Person other than Morris Publishing or a Wholly Owned Restricted Subsidiary of Morris Publishing or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7)    Indebtedness of Morris Publishing to a Wholly Owned Restricted Subsidiary of Morris Publishing for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of Morris Publishing or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided, however, that (a) any Indebtedness of Morris Publishing to any Wholly Owned Restricted Subsidiary of Morris Publishing that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to Morris Publishing’s obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of Morris Publishing or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by Morris Publishing;

(8)    Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(9)    Indebtedness of Morris Publishing or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10)    Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of Morris Publishing and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed in the aggregate $5.0 million at any one time outstanding;

(11)    Refinancing Indebtedness;

(12)    Indebtedness represented by guarantees by Morris Publishing or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(13)    Indebtedness of Morris Publishing or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets; and

(14)    additional Indebtedness or Disqualified Capital Stock of Morris Publishing and its Restricted Subsidiaries in an aggregate amount not to exceed $100.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Leverage Ratio provisions of such covenant, Morris Publishing shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “Limitations on Incurrence of Additional Indebtedness” covenant.

“Permitted Investments” means:

(1)    Investments by Morris Publishing or any Restricted Subsidiary of Morris Publishing in any Person that is or will become immediately after such Investment a Restricted Subsidiary of Morris Publishing or that will merge or consolidate into Morris Publishing or a Restricted Subsidiary of Morris Publishing;

(2)    Investments in Morris Publishing by any Restricted Subsidiary of Morris Publishing; provided, however, that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to Morris Publishing’s obligations under the Notes and the Indenture;

(3)    investments in cash and Cash Equivalents;

(4)    loans and advances to employees, directors and officers of Morris Publishing and its Restricted Subsidiaries (other than employees, directors and officers that are Permitted Holders or Affiliates thereof) in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding;

(5)    Currency Agreements and Interest Swap Obligations entered into in the ordinary course of Morris Publishing’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6)    Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(7)    Investments made by Morris Publishing or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(8)    Investments represented by guarantees that are otherwise permitted under the Indenture;

(9)    Investments the payment for which is Qualified Capital Stock of Morris Publishing;

(10)    any Asset Swap made in accordance with the “Limitation on Asset Sales” covenant;

(11)    Investments in a Permitted Business; provided, however, that no other direct or indirect investor or owner in such Permitted Business is an Affiliate of Morris Publishing or any of its Restricted Subsidiaries; provided further, however, that after giving effect to such Investment and all other Investments made in reliance on this clause (11), the aggregate amount of all Investments made in reliance on this clause (11) less the amount of any such Investments sold for cash (to the extent of the cash received) shall not exceed the greater of 15% of Morris Publishing’s Consolidated Net Worth at the time of such Investment or $10.0 million;

(12)    if no Default or Event of Default shall have occurred and be continuing, loans to any Wholly Owned Subsidiaries of Morris Communications (other than Morris Publishing and its Subsidiaries) that are operating Subsidiaries solely for purposes of funding such Subsidiaries’

working capital, capital expenditures and acquisition requirements in an aggregate principal amount at any time outstanding not to exceed $40.0 million; provided, however, that (i) each such loan bears interest at a rate not less than the weighted average interest rate that would be applicable to borrowings under the Credit Agreement as of the date such loan is made and (ii) each such loan is on other terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction as of such date on an arm’s-length basis from a Person that is not an Affiliate of Morris Publishing or such Subsidiary; provided further, however, that for the purposes of this clause (12), repayments of such loans shall only be deemed to reduce the aggregate amount at any time outstanding to the extent such repayment is in the form of cash or Cash Equivalents; and

(13)    additional Investments not to exceed $20.0 million at any one time outstanding.

“Permitted Liens” means the following types of Liens:

(1)    Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which Morris Publishing or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2)    statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)    Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4)    judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded (if required under applicable law) and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5)    easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Morris Publishing or any of its Restricted Subsidiaries;

(6)    any interest or title of a lessor under any Capitalized Lease Obligation; provided, however, that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7)    Liens securing Purchase Money Indebtedness incurred or in the ordinary course of business; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Morris Publishing or any Restricted Subsidiary of Morris Publishing other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

(8)    Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9)    Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10)    Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Morris Publishing or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11)    Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(12)    Liens securing Indebtedness under Currency Agreements; and

(13)    Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant; provided, however, that:

(a)    such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by Morris Publishing or a Restricted Subsidiary of Morris Publishing and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by Morris Publishing or a Restricted Subsidiary of Morris Publishing; and

(b)    such Liens do not extend to or cover any property or assets of Morris Publishing or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Morris Publishing or a Restricted Subsidiary of Morris Publishing and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Morris Publishing or a Restricted Subsidiary of Morris Publishing;

(14)    Liens on assets of a Restricted Subsidiary of Morris Publishing that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(15)    leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary cause of business of Morris Publishing and its Restricted Subsidiaries;

(16)    banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(17)    Liens arising from filing Uniform Commercial Code financing statements regarding leases; and

(18)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods.

“Permitted Tax Distributions” means the payment of any dividend or distribution to the direct or indirect beneficial owners of shares of Capital Stock of Morris Publishing in an amount not to exceed the then maximum federal, state and local income tax liabilities arising from income of Morris Publishing and its Restricted Subsidiaries and attributable to them solely as a result of Morris Publishing (and any intermediate entity through which the holder owns such shares of Capital Stock) being a disregarded limited liability company, partnership or similar entity for federal income tax purposes.

“Person” means an individual, partnership, limited liability company, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of Morris Publishing or its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by Morris Publishing or any Restricted Subsidiary of Morris Publishing of Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (12), (13) or (14) of the definition of Permitted Indebtedness), in each case that does not:

(1)    result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by Morris Publishing in connection with such Refinancing); or

(2)    create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided, however, that (x) if such Indebtedness being Refinanced is Indebtedness solely of Morris Publishing (and is not otherwise guaranteed by a Restricted Subsidiary of Morris Publishing), then such Refinancing Indebtedness shall be Indebtedness solely of Morris Publishing and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes or any Guarantee, then such Refinancing Indebtedness shall be subordinate to the Notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided, however, that if, and for so long as, any

Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to Morris Publishing or a Restricted Subsidiary of any property, whether owned by Morris Publishing or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by Morris Publishing or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Senior Debt” means the principal of, premium, if any, and interest (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) on any Indebtedness of Morris Publishing, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Senior Debt whether or not such interest is an allowed claim in any such proceeding) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1)    all monetary obligations of every nature of Morris Publishing under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(2)    all Interest Swap Obligations (and guarantees thereof); and

(3)    all obligations under Currency Agreements (and guarantees thereof);

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1)    any Indebtedness of Morris Publishing to a Subsidiary of Morris Publishing;

(2)    Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of Morris Publishing or any Subsidiary of Morris Publishing (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Agreement;

(3)    Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4)    Indebtedness represented by Disqualified Capital Stock;

(5)    any liability for federal, state, local or other taxes owed or owing by Morris Publishing;

(6)    that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of Morris Publishing to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7)    Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to Morris Publishing; and

(8)    any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of Morris Publishing.

“Services Agreement” means the Agreement to be dated on or about the date of consummation of the offering of the Notes between Morris Publishing and Morris Communications providing for management and certain other services.

“Significant Subsidiary”, with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means Indebtedness of Morris Publishing or any Guarantor that is subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

“Subsidiary”, with respect to any Person, means:

(1)    any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)    any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Unrestricted Subsidiary” of any Person means:

(1)    any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)    any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Morris Publishing or any other Restricted Subsidiary of Morris Publishing that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that:

(1)    Morris Publishing certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant;

(2)    each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Morris Publishing or any of its Restricted Subsidiaries; and

(3)    immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the “Limitation on Restricted Payments” covenant, the portion of the fair market value of the net assets of such Subsidiary of Morris Publishing at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of Morris Publishing and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of Morris Publishing, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the “Limitation on Restricted Payments” covenant.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1)    immediately after giving effect to such designation, Morris Publishing is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2)    immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

Morris Publishing may not designate Morris Finance as an Unrestricted Subsidiary.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Exchange offer and registration rights agreements

We and our subsidiary guarantors entered into registration rights agreements with the initial purchasers of the original notes on their issuance dates. In these agreements, we agreed for the benefit of the holders of the notes that we would use our commercially reasonable efforts to file with the Commission and cause to become effective a registration statement, of which this prospectus is a part, relating to an offer to exchange the original notes for the exchange notes.

When the Commission declares the exchange offer registration statement effective, we will offer the exchange notes in return for the original notes. The exchange offer will remain open at least until 5:00 p.m. New York City time on the business day following the 20th business day after the date we mail notice of the exchange offer to noteholders. For each original note surrendered to us under the exchange offer, the noteholder will receive an exchange note of equal principal amount. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the notes.

If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer, we will use our commercially reasonable efforts to cause to become effective a shelf registration statement relating to resales of the notes and to keep that shelf registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each noteholder copies of the prospectus that is a part of the shelf registration statement, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).

If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before May 3, 2004, which we call the target registration date, the annual interest rate borne by the notes will be increased 0.25% per annum, with respect to the first 90 days after the target registration date and an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum amount of additional interest of 1.0% per annum until the exchange offer is completed or the shelf registration statement is declared effective.

If we effect the exchange offer, we will be entitled to close the exchange offer after 5:00 p.m. New York City time on the business day following the 20th business day after its commencement; provided, however, that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and will remain subject to all the terms and conditions specified in the indenture, including the transfer restrictions.

This summary of the provisions of the registration rights agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreements, copies of which are available from us upon request.

Book-entry settlement and clearance

The global notes

The exchange notes will be issued in the form of several registered notes in global form, without interest coupons, which are called the global notes.

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchaser; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions-between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Investors who are not “United States persons”, as defined under the Securities Act, who purchased original notes in reliance on Regulation S hold their interests in the original notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream are direct participants in the DTC system. We understand that Euroclear and Clearstream each maintains records of the beneficial interests of their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer among their respective account holders.

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Except for trades involving only Euroclear and Clearstream participants, interests in the global notes will trade in DTC’s settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositories for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositories that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Material U.S. federal income tax considerations

General

This section summarizes the material U.S. federal income tax consequences of the exchange of original notes for the exchange notes and of the ownership and disposition of the exchange notes. The discussion is limited in the following ways:

•	The discussion applies to you only if you hold your notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, a partnership or other pass-through entity, an insurance company, a regulated investment company, an expatriate, a dealer in securities or currencies, a person holding the notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or a person whose functional currency is not the United States dollar.

•	The discussion does not address tax consequences that depend upon your particular tax situation.

•	The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, and published rulings and judicial decisions now in effect. Those authorities may be changed, possibly with retroactive effect, in which case the U.S. federal income tax consequences may be different from those discussed below.

•	The discussion does not address state, local or foreign law or any federal tax consequences other than income tax consequences (except for the limited discussion of certain federal estate tax consequences to non-U.S. holders).

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of participating in the exchange offer or of owning the notes. As a result, the IRS could disagree with portions of this discussion.

A “U.S. holder” means a beneficial owner of a note that is for federal income tax purposes: (i) a citizen or resident of the U.S., (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that was in existence on August 20, 1996 and that has elected to be treated as a U.S. person. If a partnership, including any entity, domestic or foreign, treated as a partnership for U.S. tax purposes, is a beneficial owner of a note, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you hold an indirect interest in a note as a partner of a partnership that beneficially owns the note, you should consult your tax advisor regarding the U.S. federal income tax consequences of such arrangement. A “non-U.S. holder” refers to any beneficial owner of a note who or which is neither a U.S. holder nor a partnership.

We urge you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the exchange, ownership and disposition of the notes and the application of the U.S. federal income tax laws to your particular situation.

U.S. holders

Exchange offer

The exchange of the original notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes. Accordingly,

•	you should not recognize taxable gain or loss as a result of the exchange;

•	your adjusted tax basis of an exchange note immediately after the exchange will be the same as your adjusted tax basis of the original note exchanged therefor immediately before the exchange; and

•	your holding period of the exchange note will include your holding period of the original note.

Further, market discount or bond premium (as discussed below) applicable to the original notes will carry over to the exchange notes.

Taxation of interest

If you are a U.S. holder, you will be required to recognize as ordinary income any interest paid or accrued on the exchange notes, in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle you to receive payments that exceed the issue price of the instrument other than payments of fixed periodic interest meeting certain requirements, you might be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe, and this disclosure assumes, that the notes were not issued with original issue discount.

Market discount

If a holder acquires an exchange note (or purchased an original note which such holder exchanges for an exchange note) for an amount that is less than its stated principal amount, the difference will be treated as “market discount” (unless such difference is less than a statutorily defined de minimis amount), and the exchange note will be subject to the market discount rules. The holder of an exchange note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that such gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date such holder acquired the note up to (and including) the note’s maturity date, or

•	if the holder so elects, on a constant interest rate method.

The holder of an exchange note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

A holder who does not elect to include the market discount on an exchange note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry such note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient interest income exists with respect to the exchange note.

Amortizable bond premium

If a holder purchases an exchange note (or purchased an original note which such holder exchanges for an exchange note) for an amount in excess of its stated principal amount, such holder may elect to treat the excess as “amortizable bond premium,” in which case the amount required to be included in the holder’s income each year with respect to stated interest on such note will be reduced by the amount of amortizable bond premium allocable (based on the yield to maturity of the note) to such year. Any election to amortize bond premium will apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, exchange, redemption or other taxable disposition of exchange notes

On the sale, exchange, redemption, or other taxable disposition of your exchange note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be taxable as ordinary income) and your adjusted tax basis in the exchange note.

•	Your adjusted tax basis in a note generally will equal the cost to you of the note. A holder’s adjusted tax basis in an exchange note generally will equal such holder’s initial investment in the original note or the exchange note, increased by any accrued market discount previously included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any amortized bond premium.

•	Your gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long-term capital gains is 15% for taxable years beginning before January 1, 2009. The deductibility of capital losses is subject to limitations.

Non-U.S. holders

Exchange offer

The exchange of the original notes for the exchange notes in the exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes. Accordingly,

•	you should not recognize taxable gain or loss as a result of the exchange;

•	your adjusted tax basis of an exchange note immediately after the exchange will be the same as your adjusted tax basis of the original note exchanged therefor immediately before the exchange; and

•	your holding period of the exchange note will include your holding period of the original note.

Further, market discount or bond premium (as discussed above) applicable to the original notes will carry over to the exchange notes.

Withholding tax on payments of principal and interest on notes

Generally, payments of principal and interest on a note to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. will not be subject to U.S. federal withholding tax (which otherwise would generally be imposed at a rate of 30% or a lower rate under an applicable treaty), provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

•	you are not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	you are either

(A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on a signed IRS Form W-8BEN (or a suitable substitute form), or

(B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of your trade or business (a “financial institution”) and that certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

You will not be subject to U.S. federal withholding tax on payments of interest on a note if such interest is effectively connected with your conduct of a trade or business in the U.S. (or if a tax treaty applies, is attributable to a U.S. permanent establishment) and you provide your name, address and certain other information on a signed IRS Form W-8ECI (or a suitable substitute form)). Additionally, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to such interest payments on a note. If you are a foreign corporation, you may also be subject to an additional branch profits tax at a rate of 30% (or lower applicable tax treaty rate).

Gain on taxable disposition of the notes

You will not be subject to U.S. federal withholding tax on gain realized on the disposition of a note. Additionally, you generally will not be subject to U.S. federal income tax on gain realized on the disposition of a note (except with respect to accrued and unpaid interest not previously includible in income, which would be taxable as described above), unless:

•

you are an individual present in the U.S. for 183 days or more in the year of such disposition and certain other requirements are met, in which case you will be subject to a 30% U.S. federal income tax (or lower applicable tax treaty rate) on the excess of such gains plus all other U.S. source capital gains for the same taxable year over your U.S. source capital losses for such taxable year; or

•	the gain is effectively connected with your conduct of a trade or business in the U.S. (or, if a tax treaty applies, is attributable to a U.S. permanent establishment), in which case such gain will be taxed on a net income basis in the same manner as interest that is effectively connected with your conduct of a trade or business in the U.S.

U.S. federal estate tax

If you are an individual, your notes will not be subject to U.S. estate tax when you die, provided that, at your death, payments on the notes were not effectively connected with the conduct of a trade or business that you were conducting in the United States and you did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote.

The United States federal estate tax was repealed in June 2001; however, the repeal does not take full effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

Backup withholding and information reporting

U.S. holders

Information reporting will apply to payments of interest or principal made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. holders

Backup withholding and information reporting will not apply to payments of principal and interest on the notes by us or our agent to a non-U.S. holder provided the non-U.S. holder provides the certification described above under “—Non-U.S. holders—Withholding tax on payments of principal and interest on notes” or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a non-U.S. holder may, however, be reported to the IRS and to such non-U.S. holder.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a broker if the broker:

(i) is a U.S. person,

(ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

(iii) is a “controlled foreign corporation” for U.S. federal income tax purposes, or

(iv) is a foreign partnership that at any time during its taxable year is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption.

Payment of the proceeds of a sale of notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Plan of distribution

Based on interpretations by the staff of the Division of Corporation Finance of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for original notes generally may be offered for resale, resold or otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 if the exchange notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement with any person to participate in a distribution of such exchange notes. We did not, and do not intend to, request an interpretation from the SEC with respect to resales of the exchange notes, and we cannot be sure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the resale of the exchange notes as it did in those interpretative letters to third-parties. Broker-dealers receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes.

Any holder that is an “affiliate” of ours or a broker-dealer that acquired original notes directly from us or that otherwise cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the original notes and will not be permitted or entitled to exchange original notes in the exchange offer.

Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the no-action letters referred to above, we believe that broker-dealers who acquired original notes for their own accounts, as a result of market-making activities or other trading activities, may fulfill their prospectus delivery requirements with respect to the exchange notes received upon exchange of such original notes (other than original notes which represent an unsold allotment from the original sale of the original notes) with a prospectus meeting the requirements of the Securities Act of 1933, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such exchange notes. Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. However, a broker-dealer who intends to use this prospectus in connection with the resale of exchange notes received in exchange for original notes pursuant to this exchange offer, must notify us or cause us to be notified, on or prior to the expiration of this exchange offer, that it is a broker-dealer. Such notice may be given in the space provided for in the letter of transmittal or may be delivered to the exchange agent. Further, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that, for a period of 180 days after the exchange offer has been completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. The 180-day period may be suspended (to be offset by a commensurate extension) in the event of a possible acquisition, business combination or other transaction involving us or if it becomes necessary for us to amend or supplement such prospectus. If we suspend use of the prospectus, we may require broker-dealers to discontinue the sale or other disposition of the exchange notes for a period of not more than 20 days in any 12-month period.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

One or more of the initial purchasers and their respective affiliates perform various commercial banking and investment banking services for us on a regular basis.

Legal matters

Certain legal matters with respect to the exchange notes and the guarantees are being passed upon on our behalf by Hull, Towill, Norman, Barrett & Salley, P.C., Augusta, Georgia. In rendering its opinion, Hull, Towill, Norman, Barrett & Salley, P.C., will rely on the opinion of Cahill Gordon & Reindel LLP with respect to matters of New York law.

Experts

The consolidated financial statements of Morris Publishing Group, LLC as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include explanatory paragraphs relating to the restatement of the 2002 and 2001 consolidated financial statements and the adoption of Statement of Financial Accounting Standards Nos. 142 and 145), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have not filed, or been required to file, annual, quarterly and current reports, proxy statements and other information with the SEC. However, following consummation of the exchange offer, whether or not required by the rules and regulations of the SEC, we will file such reports with the SEC. You may read and copy any of these documents filed in the future at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings will also available on the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC will also available on our parent’s website at http://www.morris.com. This website is not part of this prospectus. In addition, for so long as any of the notes remain outstanding we will agree under the indenture to make available to any record holder, securities analysts and prospective investors, upon their request, the information required by Rule 144A(d)(4) under the Securities Act, during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

We have filed a registration statement on Form S-4, of which this prospectus is a part, with the SEC relating to the exchange notes to be issued in the exchange offer. For further information on us, the notes and the exchange offer, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 7, 2003 entered into with Wachovia Bank, National Association, as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture, material contracts and other documents we have included in the registration statement.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

Independent auditors’ report

To Morris Communications Company, LLC and Morris Publishing Group, LLC:

We have audited the accompanying consolidated balance sheets of the Morris Publishing Group, LLC (formerly the Morris Communications Company, LLC newspaper business segment) as of December 31, 2003 and 2002 and the related consolidated statements of income, member’s deficit, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Morris Publishing Group, LLC as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Morris Publishing Group, LLC changed its method of accounting for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, and the classification of loss on the extinguishment of debt in accordance with Statement of Financial Accounting Standards No. 145.

As discussed in Note 10, the accompanying 2002 and 2001 consolidated financial statements have been restated.

Deloitte & Touche LLP

Atlanta, Georgia

April 23, 2004

Morris Publishing Group, LLC

(Formerly Morris Communications Company, LLC

Newspaper Business Segment)

Consolidated balance sheets

(Dollars in thousands)	December 31,

	2003	2002

		(As restated, See Note 10)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,342	$7,993
Accounts receivable, net of allowance for doubtful accounts of $2,793 and $2,596 at December 31, 2003 and 2002, respectively	52,042	49,882
Inventories	3,796	4,619
Deferred income taxes	2,458	2,597
Prepaid and other current assets	1,086	965

Total current assets	66,724	66,056

LOAN RECEIVABLE FROM MORRIS COMMUNICATIONS	4,500	—
NET PROPERTY AND EQUIPMENT	150,350	147,983
OTHER ASSETS:
Goodwill	184,770	184,770
Intangible assets, net of accumulated amortization of $47,251 and $42,257 at December 31, 2003 and 2002, respectively	25,873	30,910
Deferred loan costs and other assets, net of accumulated loan amortization of $576 and $1,355 at December 31, 2003 and 2002, respectively	13,611	7,568

	224,254	223,248

Total assets	$445,828	$437,287

LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$7,542	$4,852
Accrued interest	8,989	—
Accrued interest due to Morris Communications	—	3,756
Current maturities of long-term debt	563	—
Due to Morris Communications	331	—
Deferred revenues	16,678	15,607
Accrued employee costs	10,590	10,734
Other accrued liabilities	2,083	1,561

Total current liabilities	46,776	36,510
LONG-TERM DEBT	524,437	—
LONG-TERM DEBT DUE TO MORRIS COMMUNICATIONS	—	516,000
DEFERRED INCOME TAXES, LESS CURRENT PORTION	22,528	19,671
POSTRETIREMENT BENEFITS DUE TO MORRIS COMMUNICATIONS	19,547	16,851
OTHER LONG-TERM LIABILITIES	3,298	2,164

Total liabilities	$616,586	$591,196
COMMITMENTS AND CONTINGENCIES (Note 9)
MEMBER’S DEFICIT	(170,758)	(153,909)

Total liabilities and member’s deficit	$445,828	$437,287

See notes to consolidated financial statements.

Morris Publishing Group, LLC

(Formerly Morris Communications Company, LLC

Newspaper Business Segment)

Consolidated statements of income

(Dollars in thousands)	Years Ended December 31,

	2003	2002	2001

		(As restated, See Note 10)	(As restated, See Note 10)
OPERATING REVENUES:
Advertising	$348,736	$342,976	$341,947
Circulation	71,518	71,906	74,756
Other	18,093	18,480	20,781

Total operating revenue	438,347	433,362	437,484

OPERATING EXPENSES:
Labor and employee benefits	172,221	162,540	163,097
Newsprint, ink and supplements	50,608	48,815	62,193
Other operating costs (excluding depreciation and amortization)	115,408	110,059	106,219
Depreciation and amortization	20,535	23,627	37,563

Total operating expenses	358,772	345,041	369,072

Operating income	79,575	88,321	68,412

OTHER EXPENSE:
Interest expense, including amortization of debt issuance costs	26,088	25,056	33,424
Loss on extinguishment of debt	5,957	—	1,578
Other, net	(59)	187	285

	31,986	25,243	35,287

INCOME BEFORE INCOME TAXES	47,589	63,078	33,125
PROVISION FOR INCOME TAXES	18,744	24,758	15,039

NET INCOME	$28,845	$38,320	$18,086

See notes to consolidated financial statements.

Morris Publishing Group, LLC

(Formerly Morris Communications Company, LLC

Newspaper Business Segment)

Consolidated statements of member’s deficit

(Dollars in thousands)

JANUARY 1, 2001—As restated, See Note 10	(191,569)
Net income	18,086
Net change due to allocations and intercompany reimbursements with Morris Communications	7,432

DECEMBER 31, 2001—As restated, See Note 10	(166,051)
Net income	38,320
Net change due to allocations and intercompany reimbursements with Morris Communications	(26,178)

DECEMBER 31, 2002—As restated, See Note 10	$(153,909)
Net income	28,845
Net change due to allocations and intercompany reimbursements with Morris Communications	(45,694)

DECEMBER 31, 2003	$(170,758)

See notes to consolidated financial statements.

Morris Publishing Group, LLC

(Formerly Morris Communications Company, LLC

Newspaper Business Segment)

Consolidated statements of cash flows

(Dollars in thousands)	December 31,

	2003	2002	2001

		(As restated, See Note 10)	(As restated, See Note 10)
OPERATING ACTIVITIES:
Net income	$28,845	$38,320	$18,086
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	20,535	23,627	37,563
Deferred income taxes	974	(2,596)	(5,040)
Amortization of deferred loan costs	1,337	—	—
Loss on disposal of assets	323	96	34
Loss on extinguishment of debt	5,957	—	1,578
Changes in assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(2,202)	602	4,138
Inventories	823	(186)	1,463
Prepaids and other current assets	(121)	406	318
Other assets	(981)	706	91
Accounts payable	2,690	(502)	(313)
Accrued employee costs	(144)	—	—
Accrued interest	5,233	1,600	1,501
Deferred revenues and other liabilities	1,577	814	707
Postretirement obligations due to Morris Communications	2,696	1,806	716
Other long-term liabilities	1,134	96	(6)

Net cash provided by operating activities	68,676	64,789	60,836
INVESTING ACTIVITIES:
Capital expenditures	(17,704)	(28,535)	(26,764)
Proceeds from sale of assets	—	511	1,150
Proceeds from sale of leaseback	—	11,856	—
Purchase of minority interest of subsidiary	—	—	(11,250)
Interest-bearing receivable from Morris Communications	(4,500)	—	—
Acquisitions of businesses, net of cash acquired	(100)	(589)	—

Net cash used in investing activities	(22,304)	(16,757)	(36,864)
FINANCING ACTIVITIES:
Repayment of debt due Morris Communications	(516,000)	(22,046)	(35,076)
Payment of debt issuance costs	(12,683)	—
Net proceeds of long-term debt	525,000	—	—
Net change due to allocations and intercompany reimbursements with Morris Communications	(43,340)	(26,178)	7,432

Net cash used in financing activities	(47,023)	(48,224)	(27,644)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(651)	(192)	(3,672)
CASH AND CASH EQUIVALENTS, beginning of period	7,993	8,185	11,857

CASH AND CASH EQUIVALENTS, end of period	$7,342	$7,993	$8,185

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$19,587	$23,456	31,923
Income taxes paid to Morris Communications	$17,770	$27,354	20,078

See notes to consolidated financial statements.

Morris Publishing Group, LLC

(Formerly Morris Communications Company, LLC

Newspaper Business Segment)

Notes to consolidated financial statements as of years ended December 31, 2003, 2002 and 2001

(Dollars in Thousands)

1.    Nature of operations and summary of significant accounting policies

Basis of Presentation and Nature of Operations—These consolidated financial statements of Morris Publishing Group, LLC (“Morris Publishing” or the “Company”) include the accounts of certain newspaper assets and operations of Morris Communications Company, LLC that operated as part of its newspaper business segment, prior to the formation of the Company in 2001. These assets and operations were contributed to the Company in 2001.

The Company is a wholly owned subsidiary of Morris Communications Company, LLC (“Morris Communications” or the “Parent”) formed in 2001 as “MCC Newspapers, LLC”. In July 2003, MCC Newspapers, LLC was renamed Morris Publishing Group, LLC. The assets and operations of the Morris Communications newspaper business segment have been presented in the accompanying consolidated financial statements as if they were a separate stand-alone entity for all periods presented.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and present the Company’s financial position, results of operations, and cash flows. Significant intercompany transactions have been eliminated in consolidation. As further described in Note 8, certain expenses, assets and liabilities of Morris Communications have been allocated to the Company. These allocations were based on estimates of the proportion of corporate expenses, assets and liabilities related to the Company, utilizing such factors as revenues, number of employees, salaries and wages expenses, and other applicable factors. In the opinion of management, these allocations have been made on a reasonable basis. The costs of these services charged to the Company may not reflect the actual costs the Company would have incurred for similar services as a stand-alone company.

During 2003, the Company and Morris Communications executed various agreements with respect to the allocation of assets, liabilities and costs and define their relationship. See Note 8.

The Company’s various newspapers engage in business activities and incur expenses. These operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about the resources to be allocated to assess performance. The Company has aggregated its various newspaper operations into a single operating segment, as these newspapers have similar long-term economic characteristics. These economic characteristics include: the nature of the products and production processes, the methods used to distribute their products, and the type or class of customers for their products.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues—Advertising revenues are recognized when the advertisements are printed and distributed. Circulation revenues are recorded as newspapers are delivered over the subscription term. Amounts billed for circulation and subscriptions prior to such period are recorded as deferred revenues in the accompanying consolidated financial statements. Other revenue is recognized when the related product or service has been delivered.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories—Inventories consist principally of newsprint, prepress costs and supplies, which are stated at the lower of cost or market. The cost of newsprint inventory, which represented approximately 87% and 75% of the Company’s inventory at December 31, 2003 and 2002, respectively, is determined by the last-in, first-out method. Costs for newsprint inventory would have been $989 and $654 higher at December 31, 2003 and 2002, respectively, had the FIFO method been used for all inventories.

Net Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets, which range from seven to forty years for buildings and improvements, five to eleven years for machinery and production equipment, and five to ten years for office equipment, fixtures and vehicles.

The cost and related accumulated depreciation of property and equipment that are retired or otherwise disposed of are relieved from the respective accounts, and the resulting gain or loss is reflected in the results of operations.

Intangible Assets—Intangible assets consist primarily of goodwill, advertiser and subscriber relationships, mastheads, domain names and noncompetition agreements. Mastheads have an indefinite life and are not being amortized. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of goodwill and indefinite-lived intangible assets. Intangible assets with finite lives will continue to be amortized over their estimated useful lives, which generally range from 3 to 20 years. Upon the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill and indefinite-lived intangible assets. Other finite-lived intangible assets, noncompetition agreements and domain names, are amortized on a straight-line basis over the terms of the related agreements or their estimated useful lives.

The Company is required to test its goodwill and indefinite-lived intangible assets (including mastheads) for impairment on an annual basis, which occurs on December 31st. Additionally, goodwill and other indefinite-lived intangible assets are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets which resulted in no impairments.

Impairment of Long-Lived Assets—On January 1, 2002, the Company adopted SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment and disposition of long-lived assets. Long-lived assets, other than indefinite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are reported in the period in which the recognition criteria are first applied, based on the undiscounted cash flows. Long-lived assets and certain intangibles to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell. No impairment losses were recognized upon adoption of this standard.

Fair Value of Financial Instruments—The Company’s financial instruments consist primarily of cash equivalents, accounts receivable, accounts payable and long-term debt. In management’s opinion, the fair value of the Company’s bank credit facilities approximate the carrying value. The fair value at December 31, 2003 of the Company’s long-term debt was approximately $528,000, Additionally, in management’s opinion, the carrying amounts of cash equivalents, accounts receivable and accounts payable approximate their fair value because of the short maturity of these instruments.

Income Taxes—The Company is a single member limited liability company and is not subject to income taxes. However, the Company’s results are included in the consolidated federal income tax return of Morris Communications. Tax provisions are settled through the intercompany account and Morris Communications makes income tax payments based on results of the Company. The Company and Morris Communications have entered into a formal tax sharing agreement, under which the Company is required to provide for its portion of income taxes. Under the terms of the agreement, the Company remits taxes for its current tax liability to Morris Communications. Accordingly, the Company recognizes an allocation of income taxes in its separate financial statements in accordance with the agreement.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The recognition of future tax benefits is required to the extent that realization of such benefits is more likely than not.

Member’s Deficit—Member’s deficit includes the original investment in the Company by Morris Communications, accumulated income of the Company, and the distributions to and contributions from Morris Communications, including those arising from the forgiveness of the net intercompany receivables and payables between Morris and the Company. Management of the Company and Morris Communications have agreed that all such intercompany amounts are deemed distributions and contributions. See Note 8.

Due to Morris Communications—Due to Morris Communications represents long-term debt, accrued interest and postretirement benefit obligations allocated from Morris Communications. See Note 8.

Recent Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect

Guarantees of Indebtedness of Others an Interpretation of SFAS No. 5, 57, and 107, and rescission of FASB Interpretation No. 34. The interpretation elaborates on the disclosures to be made by a guarantor in its financial statements. It also requires a guarantor to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. The initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. This interpretation did not have a material effect on the Company’s financial position, results of operations or cash flows.

In January 2003, as revised in December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. This interpretation is effective for the periods ending after December 15, 2003 for certain types of entities and after March 15, 2004 for other types of entities. This interpretation is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

2.    Acquisitions

During 2003, 2002 and 2001, the Company acquired the following businesses:

Business	Date Acquired	Percentage Acquired

Girard Press	November 2003	100%
Fall Line	September 2002	100%
Athens Newspapers	September 2000 and January 2001	33.3%

In November 2003, the Company acquired Girard Press, a weekly newspaper located in Girard, Kansas, for cash. The acquisition was accounted for as a purchase and had an aggregate purchase price, including closing costs of approximately $160. Based on a preliminary study, the purchase price was allocated based on the fair value of assets and liabilities acquired. The excess purchase price over fair value of the net assets acquired of $155 was allocated to identifiable intangible assets. The Company is in the process of completing its allocations related to this acquisition.

In September 2002, the Company acquired Fall Line Publishing, a weekly newspaper located in Louisville, Georgia, for cash. The acquisition was accounted for as a purchase and had an aggregate purchase price, including closing costs of approximately $918. The purchase price was allocated based on the fair values of assets and liabilities acquired. The excess purchase price over fair value of the net assets acquired of $742 was allocated $438 to goodwill and $304 to intangible assets.

On January 2, 2001, the Company purchased all of the remaining shares of Athens Newspapers’ common stock held by the minority interest owner for cash of $11,250. The excess of purchase price over fair value of the net assets acquired of $4,125 was allocated to goodwill. This transaction resulted in an additional step-up of the net assets and increased the Company’s ownership percentage to 100% of the outstanding common stock of Athens Newspapers.

The results of operations have been recorded in the consolidated statements of income from the dates of acquisition. The pro forma effect on net income had the acquisitions been reflected as of the beginning of the year acquired and the previously reported year would not have been material.

3.    Property and equipment

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003	2002

Land	$15,780	$15,511
Buildings and improvements	108,889	106,602
Machinery and production equipment	165,104	147,411
Office equipment, fixtures and vehicles	76,643	71,504
Construction in progress	2,934	15,706

	369,350	356,734
Less accumulated depreciation	(219,000)	(208,751)

	$150,350	$147,983

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $15,015, $18,073 and $21,035, respectively.

4.    Intangible assets

Intangible assets consist primarily of mastheads, subscriber and advertiser relationships, noncompete agreements, domain names and goodwill. On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the amortization of goodwill and indefinite-lived intangible assets. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Upon the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill and recognizing any income tax benefit of amortizing goodwill for income tax purposes. Other finite-lived intangible assets, subscriber and advertiser relationships, noncompetition agreements and domain names, are amortized on a straight-line basis over the terms of the related agreements or their estimated useful lives.

Had the Company accounted for goodwill under SFAS No. 142 for all periods presented, the Company’s net income would have been approximately as follows:

	2003	2002	2001

Reported net income	$28,845	$38,320	$18,086
Add: Goodwill amortization, net of income taxes	—	—	6,770

Adjusted net income	$28,845	$38,320	$24,856

Changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 are as follows:

Balance, January 1, 2001:	$187,029

Goodwill acquired	4,072
Amortization of goodwill	(6,770)

Balance, December 31, 2001:	184,331

Goodwill acquired	439
Amortization of goodwill	—

Balance, December 31, 2002:	184,770
Goodwill acquired	—
Amortization of goodwill	—

Balance, December 31, 2003:	$184,770

The Company’s finite-lived intangible assets consist of subscriber and advertiser lists, noncompete agreements and domain names and are being amortized on a straight-line basis over periods from three to twenty years. The Company recorded approximately $5,520, $5,554 and $16,528 of amortization expense during the years ended December 31, 2003, 2002 and 2001, respectively, associated with its finite-lived intangible assets. Mastheads have an indefinite life and are not being amortized.

The gross carrying amounts and related accumulated amortization of the Company’s mastheads, subscriber and advertiser relationships, noncompetition agreements and domain names as of December 31, 2003 and 2002 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

December 31, 2003:
Masthead	$5,310	$874	$4,436
Subscriber and advertiser relationships	67,747	46,363	21,384
Noncompetition agreements	10	3	7
Domain names	57	11	46

Total	$73,124	$47,251	25,873

December 31, 2002:
Masthead	$5,310	$874	$4,436
Subscriber and advertiser lists	67,700	41,297	26,403
Noncompetition agreements	100	78	22
Domain names	57	8	49

Total	$73,167	$42,257	$30,910

Estimated amortization expense of the Company’s finite-lived intangible assets for the next five years as of December 31, 2003 is as follows:

2004	$5,497
2005	5,497
2006	5,443
2007	2,948
2008	506

5. Debt

On August 7, 2003, the Company and Morris Communications realigned various aspects of their debt and capital structure, including the following:

•	The Company issued $250,000 in aggregate principal amount of its 7% Senior Subordinated Notes due 2013 (the “Notes”), issued under an Indenture with Wachovia Bank, National Association as trustee. An additional $50,000 in aggregate principal amount was subsequently issued on September 24, 2003.

The Notes are due in 2013 with interest payments due February 1 and August 1. The first interest payment will be due February 1, 2004. The Company may redeem some or all of the Notes any time on or after August 1, 2008. The Company may also redeem up to 35% of the aggregate principal amount of the Notes using the proceeds of one or more public equity offerings completed before August 1, 2006. The interest rate on the Notes will temporarily increase to 7.25% per annum on May 4, 2004 and will increase an additional

0.25% per annum each 90 days thereafter, to a maximum of 8%, until an exchange offer is completed for Notes registered under the Securities Act of 1933.

As of December 31, 2003, the outstanding principal amount of the Notes issued under the Indenture was $300,000, and the Company was in compliance with all covenants under the Indenture. As of April 22, 2004, the Company had not delivered certification to holders of the Notes with respect to the Company’s 2003 annual financial statements, and had sent a notice of this potential default to the trustee. The Company has not received notification from the trustee or any noteholders of default or a demand to cure a default. The Company expects to cure any default by delivery of these financial statements and the related certifications, before any “Event of Default” arises under the Indenture.

•	The Company entered into new $400,000 senior secured credit facilities, which rank senior to the Notes, and are guaranteed by Morris Communications and its restricted subsidiaries, including all of the Company’s existing subsidiaries.

The bank credit agreement dated August 7, 2003, consists of a Tranche B $225,000 term loan and a $175,000 revolving credit line. The Tranche B principal payments are due each quarter commencing December 31, 2004, through December 31, 2010, with a final payment due March 31, 2011. The quarterly payments are $563 with final payment being $210,938. The revolving credit loan terminates September 30, 2010. Borrowings under the August 7, 2003, Credit Agreement bear interest at either the alternative base rate (ABR) or the Eurodollar rate, plus applicable margin as defined. The ABR is the greater of the federal funds rate plus 0.5% or prime. The Eurodollar rate is the LIBOR rate. As of December 31, 2003, the interest rate on the Tranche B loan was 3.4375% and the outstanding principal amount was $225,000. As of December 31, 2003, no amount was outstanding on the $175,000 revolving line of credit (all of which was available for future borrowings).

The 2003 Credit Agreement requires, among other things, that the Company and Morris Communications on a consolidated basis (1) maintain a debt-to-cash flow ratio not to exceed 6.00 to 1 initially and adjusting downward periodically to 5.50 to 1 on September 30, 2006, and all times thereafter; (2) maintain a fixed charge coverage ratio greater than or equal to 1.05 to 1 initially and adjusting upward to 1.15 to 1 on March 31, 2006, and all times thereafter; (3) maintain an interest coverage ratio to be greater than or equal to 2.25 to 1 initially and adjusting upward to 2.50 to 1 on September 30, 2005, and all times thereafter. At December 31, 2003, the Company and Morris Communications were in compliance with all covenants under the 2003 Credit Agreement. On April 13, 2004, Amendment No. 1 to the Credit Agreement was executed to amend representations of the Company related to its financial statements, to extend deadlines related to delivery of 2003 financial statements and to waive potential defaults related to delivery of financial statements to holders of the Company’s notes. The Company is in compliance with all covenants under the 2003 Credit Agreement, as amended.

The Company repaid its intercompany debt due to its parent, Morris Communications, which in turn repaid its existing senior secured credit facilities. As a result, the Company incurred a non-cash financing loss on extinguishment of debt of approximately $5,957 related to the write-off of the unamortized deferred loan costs. Prior to this repayment, the Company’s debt due to its parent increased by $18,100, which borrowings were used to repay other indebtedness of its Parent. As a result, the Company recorded an $18,100 distribution to its parent. See Note 8.

As of December 31, 2003, the aggregate maturities of long-term debt for the next five years and thereafter are as follows:

2004	$563
2005	2,250
2006	2,250
2007	2,250
2008	2,250
Thereafter	515,437

$525,000

6.    Income taxes

The components of the Company’s income tax provision for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

Current tax provision:
Federal	$15,016	$23,114	$16,965
State	2,754	4,240	3,112

	17,770	27,354	20,077

Deferred tax provision (benefit):
Federal	823	(2,129)	(4,258)
State	151	(467)	(781)

	974	(2,596)	(5,039)

Total income tax provision	$18,744	$24,758	$15,038

A reconciliation of income tax provision, computed by applying the statutory federal income tax rate of 35% to income before income taxes and minority interest for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

Tax provision at statutory rate	$16,656	$22,077	$11,593
State tax provision, net of federal benefit	1,856	2,460	1,332
Nondeductible intangible assets	—	—	1,903
Meals and entertainment expenses	232	221	211

	$18,744	$24,578	$15,039

The net deferred tax liabilities as of December 31, 2003 and 2002 are comprised of the following:

	2003	2002

Current deferred tax assets:
Provision for doubtful accounts	$1,111	$1,023
Other accrued expenses	1,347	1,574

Total current deferred tax assets	2,458	2,597

Noncurrent deferred tax assets (liabilities):
Intangible assets	(14,562)	(15,459)
Depreciation and amortization	(16,872)	(12,624)
Postretirement benefits	7,604	6,555
Other accrued expenses	1,302	1,857

Total noncurrent deferred tax liabilities	(22,528)	(19,671)

Net deferred tax liability	$(20,070)	$(17,074)

Management believes that realization of its deferred tax assets is more likely than not; therefore, the Company did not record any valuation allowance against these deferred tax assets as of December 31, 2003.

7.    Member’s deficit

Member’s deficit includes the original investment in the Company by Morris Communications, accumulated income of the Company, and the distributions to and contributions from Morris Communications, including those arising from the forgiveness of the net intercompany receivables and payables between Morris Communications and the Company from transactions described in Note 8.

8.    Transactions with Morris Communications

The Company receives certain services from, and has entered into certain transactions with, Morris Communications. Costs of the services that are allocated to the Company are based on actual direct costs incurred or on Morris Communications’ estimate of the proportion of expenses incurred by Morris Communications that relate to the services provided to the Company. Morris Communications utilized factors such as percentage of revenues, number of employees and other applicable factors in estimating the proportion of corporate expenses to allocate to the Company. The Company believes that these allocations were made on a reasonable basis, and approximate all of the material incremental costs it would have incurred had it been operating on a stand alone basis; however, there has been no independent study or any attempt to obtain quotes from third parties to determine what the costs of obtaining such services from third parties would have been.

Cash Management— Until August 2003, the Company’s cash was immediately transferred to Morris Communications, which used the cash to meet its and the Company’s obligations. The net amounts due to and (due from) Morris Communications, which have been deemed contributions from (distributions to) Morris Communications were approximately $(45,694) and $(26,178) for the years ended December 31, 2003 and 2002, respectively. The following table provides a reconciliation of the transactions recorded through member’s deficit during the years ended December 31, 2003 and 2002:

For the Year Ended December 31, 2003:
Management Fee	$7,845
Technology and Shared Services Fee	9,645
Employer 401(k) Contribution	2,274
Workers’ Compensation Expense	743
Taxes - Current Provision	17,770
Interest Expense	14,019
Net Cash Provided from Operations	(123,977)
Net Cash Used in Investing	22,304
Net Proceeds Long Term Debt	3,683

Net Distribution to Morris Communications	$(45,694)

For the Year Ended December 31, 2002:
Management Fee	$17,359
Technology and Shared Services Fee	10,798
Employer 401(k) Contribution	4,164
Workers’ Compensation Expense	2,012
Taxes - Current Provision	27,354
Interest Expense	25,056
Net Cash Provided from Operations	(151,724)
Net Cash Used in Investing	16,757
Net Proceeds Long Term Debt	22,046

Net Distribution to Morris Communications	$(26,178)

Additionally, the Company had amounts due to Morris Communications of $0, $516,000 and $538,046 related to allocated long-term debt, $0, $3,756 and $2,156 related to allocated accrued interest on the long-term debt, $19,547, $16,851 and $15,045 of allocated postretirement obligations, and $2,024, $2,109 and $1,848 included in other accrued liabilities of allocated health and disability obligations as of December 31, 2003, 2002 and 2001, respectively.

Management Fee—The Company was charged with certain corporate allocations from Morris Communications. Prior to August 7, 2003, these allocations were based on a combination of specifically identified costs, along with an estimate of 60% of the non-identifiable expenses relating to the Company. Subsequent to August 7, 2003, a fee equal to 4% of the revenues is charged to the Company, as defined in the management agreement. These corporate allocation expenses totaled $15,572, $17,359 and $18,303 for the years ended December 31, 2003, 2002 and 2001, respectively, and represent corporate costs incurred by Morris Communications on behalf of the Company, including executive, legal, secretarial, tax, internal audit, risk management, employee benefit administration, airplane usage and other support services.

Technology and Shared Services Fee—The Company was charged with certain technology and shared services allocated from Morris Communications. These costs were allocated at 100% prior to August 7, 2003. Subsequent to August 7, 2003, these costs were allocated based on actual costs, as defined in the management agreement. These technology and shared services expenses incurred by Morris Communications on behalf of the Company totaled $18,308, $10,798 and $4,448 for the years ended December 31, 2003, 2002, and 2001 respectively.

Debt and Debt Related Allocations—The Company also charged corporate interest and amortization expense based on the corporate debt and related deferred debt cost allocations of Morris Communications to the Company. Prior to August 7, 2003, the Company was allocated Morris Communications’ debt, deferred debt costs, interest and amortization expenses. The allocated portion of Morris Communications’ debt is presented as due to Morris Communications and the deferred debt costs are presented as part of deferred loan costs and other assets on the accompanying consolidated financial statements. Interest expense, including amortization of debt issuance costs, recorded by the Company related to this debt was $14,019, $25,056 and $33,424 for the years ended December 31, 2003, 2002 and 2001, respectively, and is included in interest expense in the accompanying consolidated financial statements.

The Company was allocated long-term debt totaling $516,000 at December 31, 2002, which is recorded as long-term debt due to Morris Communications in the accompanying consolidated financial statements. The related unamortized deferred loan costs allocated to the Company were $6,833 as of December 31, 2002, which is included in deferred loan costs and other assets in the accompanying consolidated financial statements. On August 7, 2003, the Company and Morris Communications realigned various aspects of their debt and capital structure. As part of this realignment, all outstanding principle and interest amounts related to the long-term debt due to Morris Communications was repaid. Additionally, all related unamortized, deferred loan costs were written off and recorded as a loss on extinguishment of debt. See Note 5.

The borrowings under the long-term debt due to Morris Communications, which mirrored the terms of Morris Communications’ long-term debt with an unrelated third party, bear interest at either the alternative based rate (“ABR”) or the Eurodollar rate, plus applicable margin, as defined in the third party agreement. The ABR is the greater of the federal funds rate plus 0.5% or prime. The Eurodollar rate is the LIBOR rate. The weighted average interest rate on the long-term debt due to Morris Communications as December 31, 2002 was 4.37%.

Employees’ 401(k) Plan—Historically, the Company has participated in Morris Communications’ deferred compensation 401(k) plan, which is available to all employees. Under this plan, contributions by employees to the 401(k) plan are matched by Morris Communications up to 5% of pay. Expenses were allocated to the Company based on specific identification of employer matching contributions of $4,062, $4,164 and $3,965 for the years ended December 31, 2003, 2002 and 2001, respectively.

Retiree Health Care Benefits—Historically, the Company has participated in Morris Communications’ retiree health care plan, which provides certain health care benefits for eligible retired employees and their dependents. In June 2003, Morris Communications and the Company formally amended the plan, which requires the Company to be separately liable for its portion of the postretirement benefit obligation. Accordingly, the Company and Morris Communications completed a formal actuarial valuation of the postretirement obligation for the Company as of and for the year ended December 31, 2003.

Under Morris Communications’ plan, full-time employees who were hired before January 1, 1992 and retire after ten years of service are eligible for these benefits. Full-time employees hired on or after January 1, 1992 must have 25 years of service to be eligible. Generally, this plan pays a percentage of most medical expenses (reduced for any deductible) after payments made by government programs and other group coverage. This plan is unfunded. Expenses related to this plan have been allocated to the Company based on total headcount. The expenses allocated to the Company, and the related contributions recorded were $2,697, $1,806, and $716 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company was also allocated its portion of the postretirement benefit obligation. The amounts allocated to the Company, based on total headcount, were $19,547, $16,851, and $15,045 as of December 31, 2003, 2002 and 2001, respectively.

The following is a reconciliation of the benefit obligation and accrued benefit cost for which the Company is separately liable for as of and for the year ended December 31, 2003:

Change in benefit obligation:
Benefit obligation at beginning of year	$28,547
Service costs	617
Interest costs	2,130
Participant contributions	587
Actuarial loss	5,261
Benefit payments	(1,432)

Benefit obligation at end of year	$35,710

Reconciliation of accrued benefit cost:
Accrued postretirement benefit cost at beginning of year	$16,851
Net periodic postretirement benefit cost for 2003	3,541
Net benefit payments during 2003	(845)

Accrued postretirement benefit cost at end of year	$19,547

Components of net periodic benefit cost:
Service cost	$617
Interest cost	2,130
Amortization of prior service cost	794
Recognized net actuarial loss	—

Net periodic benefit cost	$3,541

The principal assumptions used in determining postretirement benefit obligations for the Company’s plan as of December 31, 2003 and 2002 are as follows:

	2003	2002

Discount rate	6.25%	6.75%
Health care cost increase rate:
Following year	11.00%	12.00%
Decreasing to the year 2010	5.00%	5.00%

As an indicator of sensitivity, increasing the assumed health care cost trend rate by 1% in 2003 would have increased the benefit obligation as of December 31, 2003, by $2,314 and the aggregate of benefits earned and interest components of 2003 net postretirement benefit expense by $196. Decreasing the assumed health care cost trend rate by 1% in 2003 would have decreased the benefit obligation as of December 31, 2003 by $2,241 and the aggregate of benefits earned and interest components of 2003 net postretirement benefit expense by $196.

Health and Disability Plan—The Company has participated in Morris Communications’ health and disability plan for active employees. Accordingly, Morris Communications has allocated to the Company certain expenses associated with the payment of current obligations and the estimated amounts incurred but not yet reported. In June 2003, Morris Communications and Company formally amended the plan, which requires Morris Communications and the Company to be separately liable for its portion of the postretirement benefit obligation. Accordingly, the Company and Morris Communications completed a formal actuarial valuation of the costs incurred but not yet reported. The expense allocated to the Company, based on the formal actuarial valuation or total headcount, was $12,212, $12,793 and $12,580 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company was also allocated its portion of the health and disability obligation. The amounts allocated to the Company, based on the formal actuarial valuation or total headcount, was $2,025 and $2,109 as of December 31, 2003 and 2002, respectively.

Workers’ Compensation Expense—The Company has participated in Morris Communications’ worker’s compensation self-insurance plan. Accordingly, Morris Communications has allocated to the Company certain expenses associated with the payment of current obligations and the estimated amounts incurred but not yet reported. The expenses allocated to the Company, based on a percentage of total salaries expense, was $1,753, $2,012 and $1,932 for the years ended December 31, 2003, 2002 and 2001, respectively.

Property and Equipment—Historically, the Company has occupied and utilized certain property and equipment owned by the parent. Title to this property and equipment, along with the related depreciation and amortization, was passed to the Company on August 7, 2003. The Company was allocated $1,047 prior to the transfer in 2003 and $3,373 in depreciation and amortization expense for the twelve months ended December 31, 2003 and 2002. Morris Communications conveyed legal title to the Company of the net property and equipment of $28,954 as of August 7, 2003, which is included in property and equipment in the accompanying financial statements.

Loan Receivable from Morris Communications—The Company is permitted to loan up to $40 million to Morris Communications, LLC or any of its wholly-owned subsidiaries outside the Publishing Group. The Company distinguishes between intercompany transactions incurred in the ordinary course of business and settled on a monthly basis (which do not bear interest) and those of a more long-term nature which are subject to an interest accrual.

The interest-bearing portion of the intercompany receivable from Morris Communications bears interest at the same rate as the borrowings under the Credit Agreement (for 2003, this rate was LIBOR + 2.25%). Interest is accrued on the average outstanding long-term balance each month. As of December 31, 2003, $4,500 was outstanding as an intercompany interest-bearing receivable due from Morris Communications. The Company has recorded $103 in interest income related to these borrowings during 2003.

9.    Commitments and contingencies

Leases—In December 2002, the Company sold its recently completed facility in Savannah, Georgia to an affiliated party at carrying value for cash of $11,856, and entered into a 10 year operating lease expiring on December 31, 2012. The Company is required to make equal monthly payments of $92 beginning January 1, 2003, and continuing on the first date of each subsequent year during the term of this lease. Beginning on January 1, 2004 and January 1 of each subsequent month during the lease term the annual base rent shall increase by the lesser of (i) four percent, and (ii) by the percentage increase in the Consumer Price Index for the preceding calendar year.

The Company leases certain buildings, data processing and transportation equipment under noncancelable operating lease agreements expiring on various dates through December 2102. Aggregate future minimum lease payments for the next 5 years under noncancelable operating leases as of December 31, 2003 are as follows:

	Operating Leases to Morris Communications and Affiliates	Other Operating Leases	Total

2004	$1,100	$932	$2,032
2005	1,100	621	1,721
2006	1,100	457	1,557
2007	1,100	404	1,504
2008	1,100	396	1,496
Thereafter	5,500	—	5,500

Total	$11,000	$2,810	$13,810

Total rent expense under operating leases was approximately $2,651, $1,687 and $1,611 for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation and Claims—The Company is the defendant or plaintiff in lawsuits related to normal business operations. In management’s opinion, the outcome of these matters will not have a material effect on the Company’s operations or financial position.

Environmental Matters—The nature of the Company’s operations exposes it to certain risks of liabilities and claims with respect to environmental matters. The Company does not believe that environmental compliance requirements are likely to have a material effect on it. The Company cannot predict what additional environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted, or the amount of future expenditures that may be required in order to comply with these laws. There can be no assurance that future environmental compliance obligations or discovery of new conditions will not arise in connection with the Company’s operations or facilities and that these would not have a material adverse effect on the Company’s business, financial condition or results of operations.

10. Restatement

Subsequent to the issuance of the Company’s 2002 financial statements, the Company’s management determined that the allocations made to goodwill and intangible assets for certain acquisitions accounted for under the purchase method of accounting required revision. Prior to this revision, the Company made an allocation primarily to goodwill. Approximately 80% of the Company’s unamortized goodwill and intangible assets at December 31, 2002 related to two transactions. These were the acquisition of Florida Publishing Company in 1983 and the acquisition of Stauffer Communications in 1995. In making this revision, the Company utilized a 1983 appraisal related to the 1983 acquisition of Florida Publishing Company, which identified intangible assets. Goodwill and intangible assets recorded for this transaction totaled $148 million, of which $73 million (49%) was identified as intangible assets including assembled workforce, advertisers and subscribers, morgue and distribution system. All of the identifiable intangible assets resulting from this 1983 acquisition would have been fully amortized for financial reporting purposes as of December 31, 2001. While the Company had an appraisal to identify the tangible assets acquired in connection with the 1995 Stauffer Communications acquisition, the Company had not previously had any appraisal performed to identify intangible assets. In 2004, the Company engaged a third party appraisal company to identify and value intangible assets. The intangible assets identified and reallocated as a result of this appraisal totaled $64 million, which represented approximately 34% of total identified intangibles and goodwill related to this transaction. The intangible assets identified in this appraisal included subscribers/advertisers relationships, library/morgue, assembled workforce and mastheads with estimated useful lives ranging from 12 to 40 years. For all other newspaper acquisitions, the Company used the information from these two appraisals and market analysis to allocate previously reported goodwill to identified intangible assets. The Company has made an adjustment to December 31, 2000 Member’s Deficit for the additional amount of amortization expense that would have been recorded related to these intangible assets as of December 31, 2000. The Company has recorded additional amortization related to these intangible assets for the years ended December 31, 2001 through December 31, 2003. As a result, goodwill, intangible assets, deferred taxes, member’s deficit and amortization expense have been restated from the amounts previously reported to be in accordance with accounting standards generally accepted in the United States of America. The decrease in goodwill was primarily attributable to amounts being allocated from goodwill to identifiable intangible assets. A summary of the significant effects of the restatement is as follows:

	2002		2001

	As Previously Reported	As Restated	As Previously Reported	As Restated

At December 31:
Intangible assets	$107	$30,910	$149	$36,471
Goodwill	258,656	184,770	258,240	184,331
Deferred taxes	20,261	17,074	20,718	19,669
Member’s deficit	(114,013)	(153,909)	(129,514)	(166,051)
For the year ended December 31:
Depreciation and amortization	18,129	23,627	31,817	37,563
Operating income	93,819	88,321	74,156	68,412
Net income	41,679	38,320	21,980	18,086

Each broker-dealer who holds unregistered notes for its own account as a result of market-making or other trading activities and who receives exchange notes for its own account in the Exchange Offer must deliver a copy of this prospectus in connection with any resale of such exchange notes. We have agreed that, for a period of 180 days after the exchange offer has been completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of distribution” on page 127 of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Morris Publishing Group, LLC

Article III of Morris Publishing Group, LLC’s Operating Agreement (the “Operating Agreement”) provides as follows:

“Each person or entity who at any time is or shall have been the Member, or is or shall have been serving at the request of the Company as a Manager, Director, Officer, employee or agent of another person or entity, shall be indemnified and held harmless by this Company from and against any and all losses, liabilities or claims attributable to such status or to acts or failure to act in connection therewith, provided that the scope of this indemnification and agreement to hold harmless shall not extend to losses arising from the gross negligence or intentional misconduct of the indemnitee.”

Georgia law provides that a limited liability company may indemnify a member or manager against liability incurred:

•	because of his or her status as a member or manager subject to any standards or restrictions set forth in the articles of organization or operating agreement;

•	and that, unless the member or manager is aware of information which would cause any reliance to be unwarranted, he or she is entitled to rely upon information prepared or presented by other members, managers, committees and employees of the limited liability company and legal counsel, public accountants or other professionals or experts;

However, Georgia law does not permit indemnification if the member or manager has engaged in any intentional misconduct or a knowing violation of law or was involved in any transaction in which the member or manager received a personal benefit as a result of his or her breach of any provision in the operating agreement.

Morris Publishing Finance Co.

Article VIII of Morris Publishing Finance Co.’s Bylaws provides that except in connection with a proceeding in which a director is adjudged liable to the corporation, the corporation shall indemnify the director against liability incurred in the proceeding, if such director acted in a manner believed by such director to be in good faith or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such director had no reasonable cause to believe the conduct was unlawful.

The Georgia Business Corporation Code provides that a corporation may indemnify a director against liability incurred because of his or her status as a director if:

•	the director acted in good faith; and

•	the director reasonably believes:

•	that when acting in his or her official capacity, the conduct was in the best interest of the corporation;

•	that when acting in all cases, the conduct was at least not opposed to the best interest of the corporation; and

•	in the case of any criminal proceeding, that the director had no reasonable cause to believe such conduct was unlawful.

Nevertheless, a corporation may not indemnify a director:

•	in connection with a proceeding by or in the right of the corporation, except for reasonable expenses if it is determined that the director has met the relevant standard of conduct under the Georgia Business Corporation Code; or

•	in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that a personal benefit was improperly received by the director.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Exhibit Description

3.1	Articles of Organization of Morris Publishing Group, LLC (originally named MCC Newspapers, LLC), including Amendment to Articles of Organization (changing name to Morris Publishing Group, LLC)*

3.2	Limited Liability Company Operating Agreement of Morris Publishing Group, LLC (formerly known as MCC Newspapers, LLC)*

3.3	Articles of Incorporation of Morris Publishing Finance Co.*

3.4	By-Laws of Morris Publishing Finance Co.*

4.1	Indenture relating to the 7% Senior Subordinated Notes due 2013 of Registrants, dated as of August 7, 2003*

4.2	Registration Rights Agreement, dated as of August 7, 2003, among Registrants and J.P. Morgan Securities, Inc. acting as representative for the Initial Purchasers of $250 million aggregate principal amount of 7% Senior Subordinated Notes due 2013.*

4.3	Registration Rights Agreement, dated as of September 24, 2003, among Registrants and J.P. Morgan Securities, Inc. as the initial purchaser of $50 million aggregate principal amount of 7% Senior Subordinated Notes due 2013.*

4.4	Form of Registrants’ 7% Senior Subordinated Notes due 2013, Series A (contained in the Indenture filed as Exhibit 4.1)*

4.5	Form of Registrants’ 7% Senior Subordinated Notes due 2013, Series B (contained in the Indenture filed as Exhibit 4.1)*

5.1	Opinion of Hull, Towill, Norman, Barrett & Salley, P.C.

5.2	Opinion of Cahill Gordon & Reindel LLP

10.1	Credit Agreement dated as August 7, 2003 of Morris Publishing Group, LLC*

10.2	Management and Services Agreement between Morris Publishing Group, LLC and Morris Communications Company, LLC and MSTAR Solutions, LLC dated as of August 7, 2003.*

10.3	Tax Consolidation Agreement between Morris Publishing Group, LLC, Morris Communications Company, LLC and Shivers Trading & Operating Company dated as of August 7, 2003.*

10.4	Lease dated December 31, 2002 for Savannah newspaper production facility between Morris Communications Company, LLC (assigned to Morris Publishing Group, LLC) and Savannah Chatham Parkway, LLC, an entity controlled by the registrants’ directors William S. Morris IV, J. Tyler Morris and Susie M. Baker.*

10.5	Deferred Compensation Agreement dated July 7, 1999 between Carl N. Cannon and Morris Communications Corporation (subsequently assumed by Morris Publishing Group, LLC).*

10.6	Trust Under Morris Communications Corporation Deferred Compensation Plan dated July 7, 1999.*

10.7	Morris Communications Company, LLC Deferred Compensation Plan For Deferrals*

10.8	First Amendment to Credit Agreement dated April 13, 2004 of Morris Publishing Group, LLC*

Exhibit Number	Exhibit Description

12.1	Statements re Computation of Ratios*

21.1	Subsidiaries of Morris Publishing Group, LLC*

23.1	Consents of Deloitte & Touche LLP

23.2	Consent of Hull, Towill, Norman, Barrett & Salley, P.C. (included in Exhibit 5.1)

23.3	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.2)

24.1	Powers of Attorney (included as part of signature pages)

25.1	Statement of Eligibility on Form T-1 of Wachovia Bank, National Association, to act as Trustee under the Indenture*

99.1	Form of Letter of Transmittal with respect to the exchange offer*

99.2	Form of Notice of Guaranteed Delivery*

99.3	Form of Tax Guidelines*

* Previously filed

(b) Financial Statement Schedules

Independent auditors’ report on supplemental schedule

To Morris Communications Company, LLC and Morris Publishing Group, LLC

We have audited the consolidated financial statements of Morris Publishing Group, LLC, formerly the Morris Communications Company, LLC (the “Company”), newspaper business segment as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated April 23, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement of the 2002 and 2001 consolidated financial statements and the adoption of Statements of Financial Accounting Standards Nos. 142 and 145). Such consolidated financial statements and report are included in this Registration Statement. Our audit also included the consolidated financial statement schedule of the Company, listed in Item 12-09. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

May 10, 2004

Financial Statement Schedule Number	Schedule Description

12-09	Valuation and Qualifying Accounts (Reg. S-X Rule 12-09)

MORRIS PUBLISHING GROUP, LLC

Valuation and qualifying Accounts

For the Year Ended December 31, 2003, 2002, 2001 and 2000

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions (1)	Balances at End of Period
Year Ended December 31, 2003
Reserves and allowances deducted from asset account:
Accounts receivable allowances	2,596	2,592	2,798	2,793
Year Ended December 31, 2002
Reserves and allowances deducted from asset account:
Accounts receivable allowances	2,806	2,371	2,581	2,596
Year Ended December 31, 2001
Reserves and allowances deducted from asset account:
Accounts receivable allowances	1,774	4,121	3,089	2,806

(1)	Represents uncollectible accounts written off, net of recoveries and dispositions

Item 22.	Undertakings.

Morris Publishing Group, LLC and Morris Publishing Finance Co. (the “Registrants”) hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrants hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Augusta, State of Georgia, on May 10, 2004.

Morris Publishing Group, LLC

Morris Publishing Finance Co.

Broadcaster Press, Inc.

The Sun Times, LLC

Homer News, LLC

Log Cabin Democrat, LLC

Athens Newspapers, LLC

Southeastern Newspapers Company, LLC

Stauffer Communications, Inc.

Florida Publishing Company

Fall Line Publishing, Inc.

The Blue Springs Examiner, LLC

The Examiner of Independence, LLC

The Newton Kansan, LLC

Oak Grove Shopper, LLC

The Oak Ridger, LLC

MPG Allegan Property, LLC

MPG Holland Property, LLC

Yankton Printing Company

Morris Publishing Group, LLC,

On behalf of the following entity as General Partner: Southwestern Newspapers Company, L.P.

By:	/s/ WILLIAM S. MORRIS IV

William S. Morris IV, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* William S. Morris III	Chairman	May 10, 2004

/s/ William S. Morris IV William S. Morris IV	President, Chief Executive Officer, Director (principal executive officer)	May 10, 2004

/s/ Craig S. Mitchell Craig S. Mitchell	Director, Senior Vice President – Finance, Secretary and Treasurer	May 10, 2004

* Susie M. Baker	Director, Vice President	May 10, 2004

* J. Tyler Morris	Director	May 10, 2004

* Mary E. Morris	Director	May 10, 2004

/s/ Steve K. Stone Steve K. Stone	Senior Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)	May 10, 2004

William S. Morris IV and Craig S. Mitchell, by signing their name below, sign this document on behalf of each of the above-named persons specified with an asterisk (*), pursuant to a power of attorney duly executed by such persons, filed with the Securities and Exchange commission in the Registrants’ Registration Statement on Form S-4 on January 27, 2004.

/s/ William S. Morris IV

William S. Morris IV Attorney in Fact

/s/ Craig S. Mitchell

Craig S. Mitchell Attorney in Fact